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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

- Securities Act Rule 801 (Rights Offering) [X]
- Securities Act Rule 802 (Exchange Offer) [ ]
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
- Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Pan Fish ASA
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Pan Fish ASA
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

NO 000 3054108
(CUSIP Number of Class of Securities)

First Securities	DnB NOR Markets	Nordea Bank Norge ASA
Fjordalléen 16	Stranden 21	Markets
Aker Brygge	Aker Brygge	Middelthunsgt. 17
NO-0115 Oslo	NO-0021 Oslo	Postboks 1166 Sentrum
		NO-0107 Oslo
Tel: +47 23 23 80 00	Tel: +47 22 94 88 80	Tel: +47 22 48 77 49
Fax: +47 23 23 80 11	Fax: +47 22 48 29 80	Fax: +47 22 69 63 49

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

1 September 2004
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

ATLE EIDE, CEO
(Name and Title)

31 august 2004
(Date)

Konto:
Driftskonto - 81010665523 NOK

Kontohaver:
STEENSTRUP STORDRA

Fokus Bank

Fokus Bank ASA
Mellomstore kunder
Postboks 1170, Sentrum
0107 Oslo
Akersgaten 28
Telefon 24055200
Telefax 22411046
BIC/SWIFT: DABANO22
www.fokus.no

Ifølge Deres ordre har vi foretatt følgende overførsel:

Ordregiver:
ADVOKATFIRMAET
STEENSTRUP STORDRANGE DA
POSTBOKS 1829 VIKA
0123 OSLO

Til konto/IBAN:
8900252979

Mottaker:
CT CORPORATION SYSTEM
NEW YORK CORPORATE SERVICE CENTER,
111 EIGHTH AVENUE, NEW YORK NY
10011

Overføringstype:
Tele overførsel

Omkostninger:
Oppdragsgiver betaler alle gebyrer

Mottakers bank:
THE BANK OF NEW YORK, 1 WALL
STREET, NEW YORK, NY 10286

Via bank:
DABAUS33
DANSKE BANK
NEW YORK BRANCH
299 PARK AVENUE, 14TH FLOOR
NEW YORK, N.Y. 10171-1499, U.S.A

Rådighetsdato for vår korrespondentbank:
31.08.2004

Overført beløp:	280,00 USD
Kurstype:	Salgskurs
Kurs:	693,1000000 USD/NOK
Motverdien av:	1.940,68 NOK
Bankens gebyr:	50,00 NOK
Utenlandsk gebyr:	100,00 NOK
Gebyr i alt:	150,00 NOK
Belastet konto:	2.090,68 NOK
Bokført dato:	27.08.2004
Rentedato:	27.08.2004

Oplysninger fra banken:	Eventuelt ytterligere utenlandsk gebyr vil etterfølgende bli hevet på Deres konto uten nota. Bankens referansenummer vil fremgå av Deres kontoutskrift.
Notareferanse:	4186-42407273473
Bankens betalingsreferanse:	4518476751
Egen referanse:	DBT.Utlegg sak 45428

Banken er uten ansvar for mulige feil, forsømmelser og forsinkelser begått av den valgte korrespondentbanken og for dennes soliditet

Prospectus

PAN FISH

Pan Fish ASA

1. **Write-down of share capital by adjusting the shares' face value**
2. **Share consolidation at a ratio of 100:1**
3. **Refinancing of the Company in cooperation with its lenders**
   By (i) converting bank debt to shares and a subordinated convertible loan, and (ii) the issue of a new convertible loan
4. **Public Rights Issue**
   - With the Company's shareholders as at 25 August 2004 being granted subscription rights
   - The issue of up to 124,183,224 new shares
   - Subscription price NOK 2 per share
   - Subscription period 1 September – 15 September 2004
   - 1 subscription right will be issued for each share held as at 25 August 2004
   - 1 subscription right entitles the holder to subscribe to 2 new shares
   - **Subscription rights are non transferable**
   - In addition to the Company's shareholders, investors domiciled in Norway may also participate in the share issue. Such investors will be allocated shares to the extent that preferred shareholders have not fully availed themselves of their preference rights.

Managed by:

FIRST securities ASA

Subscription places:

FIRST securities ASA

DnB NOR Markets

Nordea

30 August 2004

Notices

This Prospectus has been prepared to provide information in connection with (i) the listing on the Oslo Stock Exchange of the shares issued pursuant to the increase in share capital by means of the conversion of debt in Pan Fish and (ii) the offer to subscribe to shares in Pan Fish ASA.

This Prospectus does not represent an offer to subscribe to or purchase securities other than the shares offered for subscription in this Prospectus. Nor does it constitute an offer to subscribe to shares if this is undertaken by someone not entitled to make such a offer.

The Prospectus has been approved by the Oslo Stock Exchange in accordance with Section 5-7 of the Securities Trading Act of 19 June 1997 No 79 (the Securities Trading Act) and Section 14-4 cf Chapters 15 and 18 of the Stock Exchange Regulations of 17 January 1994 No. 30 (the Stock Exchange Regulations). The Oslo Stock Exchange has received and approved only the Norwegian version of the Prospectus. Distribution of this Prospectus shall not under any circumstances be construed as meaning that no changes have taken place in matters relating to Pan Fish ASA and its subsidiaries as described in the Prospectus after the date of publication of this Prospectus. Any new circumstances or significant inaccuracies which may be material to an evaluation of the shares in Pan Fish ASA and which arise or become known between publication of this Prospectus and the final expiry of the subscription period shall be set out in a supplement to the Prospectus, cf Section 5-5 (2) of the Securities Trading Act and Section 14-6 of the Stock Exchange Regulations.

The Prospectus has been sent to shareholders in Pan Fish ASA registered in the Norwegian Registry of Securities (VPS) shareholder register as at the close of business on 25 August 2004. The Prospectus has otherwise been made available to the general public in Norway in accordance with Section 5-11 of the Securities Trading Act and Section 14-5 of the Stock Exchange Regulations. Further information regarding those entitled to subscribe to shares in the Public Rights Issue is given elsewhere in this Prospectus.

The right to distribute this Prospectus is restricted in certain countries because the Prospectus contains an invitation to subscribe to shares in Pan Fish ASA. Persons who receive this Prospectus must discover for themselves if any such restrictions exist in the jurisdiction to which they are subject, and are obliged to respect them.

The Prospectus has been registered in Denmark in accordance with the Danish Commerce and Companies Agency's Executive Order no. 166 of 13 March 2003. An English translation of the Prospectus has been filed in the USA in accordance with the Securities Act Rule 801.

No one is authorised to provide information or make promises on behalf of Pan Fish ASA or the Lead Manager in connection with the refinancing package described herein, unless otherwise indicated in this Prospectus. Should anyone nevertheless provide such information, said person or persons must be regarded as not entitled to do so.

Notices from Pan Fish ASA or the Lead Manager in respect of the Prospectus are considered to have been made when they have been published by means of a notice to the Oslo Stock Exchange.

Unless otherwise indicated, the Company's management and/or board of directors are the source of the information set out in the Prospectus. Figures from the financial accounts that are reproduced herein have been prepared in accordance with generally accepted Norwegian accounting principles, unless otherwise specified.

No financial due diligence has been undertaken in connection with the refinancing package, though a partial audit of the Company's financial accounts as at 30 June 2004 has been carried out. Nor has a complete legal due diligence in respect of the entire Pan Fish Group been undertaken. Only a *limited* due diligence of the Pan Fish Group's *Norwegian* business activities has been carried out. Although the information contained in the Prospectus corresponds, as far as the board of directors is aware, with the actual situation, there may exist circumstances of a materially important nature that are not mentioned in this Prospectus.

Any disputes that might arise regarding this Prospectus are subject to Norwegian law and the exclusive jurisdiction of the Norwegian courts.

Notice to shareholders domiciled outside Scandinavia:
An English translation of the prospectus will be distributed to shareholders not domiciled in Scandinavia. Scandinavian shareholders who would like a copy of the English-language prospectus can obtain such a copy from Pan Fish ASA. In case of any inconsistency between the prospectus in Norwegian and the English translation, the Norwegian version will prevail.

Special notice to shareholders domiciled in the US:
An English translation of the prospectus has been filed in the US in accordance with the Securities Act Rule 801.

The offering described in this prospectus is made in respect of the securities of a non-US company. The offer is subject to the disclosure requirements of a foreign country, which are different from those that apply in the United States. Any financial information and financial statements included in this prospectus, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws, since Pan Fish is located in a foreign country and some or all of its officers and directors are residents of Norway. You may not be able to sue Pan Fish or its officers or directors in a Norwegian court for violations of US securities laws. It may be difficult to compel Pan Fish and its affiliates to subject themselves to a US court's judgment.

Table of contents

Definitions

In this document the terms and abbreviations given below have the following definitions, unless otherwise indicated by the context in which they are used:

Aquaculture	Fish farming or food production in water to supplement nature's own production of fish and other seafood
Basis point	One-hundredth of a percentage point
Brood fish	Fish that are used for reproduction purposes
Degree days	The sum of the average daily temperature in a given period
DnB NOR	DnB NOR Bank ASA
ESA	The EFTA Surveillance Authority
EU	The European Union
FAO	The UN's Food and Agriculture Organisation
Feed factor	The relationship between feed input and growth of farmed production
FHL	The Norwegian Seafood Federation
First	First Securities ASA
Fry	The stage in the life of a fish from hatching to smolting
GATT	General Agreement on Tariffs and Trade
Hatchery	A facility into which roe are placed for hatching, starter feeding and development into fry
IHN	A viral illness in salmon
Kudoa	A parasite that can reduce the shelf-life of salmon products
Net cage	An open facility for the production of fish in the sea, consisting of a specially shaped net cage and a float and brace system
NIBOR	Norwegian InterBank Offer Rate; the reference interest rate quoted between Norwegian banks
NOK	Norske kroner
Nordea	Nordea Bank Norge ASA
Public Rights Issue	The public share issue to be carried out with preferred subscription rights for the Company's shareholders as at 25 August 2004. In addition to the Company's shareholders, investors domiciled in Norway may also subscribe to the share issue. Such subscribers will be allocated shares to the extent that holders of preferred subscription rights have not fully availed themselves of said rights. For further details, see section 1.3 of the Prospectus
Pan Fish ASA	Pan Fish ASA is the parent company in the Pan Fish Group and has the following subsidiaries: Pan Fish Norge AS (100%), Pan Fish Sales USA AS (100%), Pan Fish Scotland Ltd. (100%), Pan Fish Canada Inc. (100%), Pan Fish USA Inc. (100%), P/F Vestsalmon (67%), P/F Laksaaling (56.3%), Pan Fish France SA (100%) and Pan Fish Japan Ltd. (60%)
Pan Fish or the Pan Fish Group	Pan Fish ASA and its subsidiaries
Pan Fish Canada	Pan Fish Canada Inc, which is the parent company for Pan Fish's business activities in Canada and owns the subsidiaries: Orca Shipping Inc. (100%) and Orca Aquaculture Service Inc. (100%)
Pan Fish Faroes	A term for Pan Fish's business activities in the Faeroe Islands
Pan Fish France	Pan Fish France SA
Pan Fish North America	Pan Fish Canada and Pan Fish USA
Pan Fish Norway	Pan Fish Norway AS, a wholly-owned subsidiary of Pan Fish Norge AS and has the following subsidiaries: Pan Fish Aukra AS (100%), Kinn Salmon AS (100%), Pan Fish Investments BV (100%) og Pan Logistics BV (51%)
Pan Fish Scotland	Pan Fish Scotland Ltd.

Pan Fish USA	Pan Fish USA Inc.
PLCA	The Public Limited Companies Act of 13 June 1997 No. 45
Post-smolt	The stage in the fish's life from its transfer to the sea and for the following three months
Primary processing	The slaughter and initial processing of farmed fish, eg filleting or cutting into portions
Prospectus	This document, containing an offer to subscribe to new shares in Pan Fish and such information as is required for prospectuses in respect of shares for which a stock market listing is being sought, including appendices
Refinancing Agreement	The refinancing agreement between the Company and the Banks, dated 28 June 2004, which is described in section 1 of the Prospectus
Refinancing package	The refinancing of Pan Fish as described in section 1.2 of the Prospectus
Round fisk	Ungutted fish
Round weight	Weight of ungutted fish
Secondary processing	Processing subsequent to primary processing
Smolt	Small (salmon) fish that are ready to be transferred to the sea for further growth to marketable size
STA	Securities Trading Act of 19 June 1997 No. 79
The Company	Pan Fish ASA, unless otherwise indicated by the context
The Board	The board of directors of Pan Fish ASA, unless otherwise indicated by the context
Superior	Fish of the highest quality
The Banks	Nordea, DnB NOR, Sparebanken Møre, Sparebanken Rogaland, Sparebanken Nord-Norge and Sparebanken Midt-Norge
The Lead Manager	First Securities ASA
The New Subordinated Loan	Pan Fish's new subordinated convertible loan, which has been issued as part of the refinancing package, resulting from the conversion of NOK 135,643,122 of Nordea's share of the Syndicated Loan, and which is described in section av 1.2.3 in the Prospectus]
The Syndicated Loan	The loan of 17 January 2003 from the Banks to the Company, which, following debt conversion, amounts to NOK 1,667,766,313.50 including accrued interest, and which is described in further detail in section 3.4
USD	American dollar
Vp.no	Securities number in the Norwegian Registry of Securities (VPS)
VPS	Norwegian Registry of Securities
Well boat	A special vessel for the transportation of live fish
WTO	World Trade Organisation

Liability statements

Statement by the Board of Pan Fish ASA

The Prospectus has been prepared for the purpose of providing information regarding the refinancing of the Company which was approved at an Extraordinary General Meeting on 19 August 2004.

The Board of Pan Fish ASA confirms that, as far as the Board is aware, the information in the Prospectus corresponds to the actual situation and that there are no omissions of such a nature as could change the meaning of the Prospectus. Market conditions and future prospects have been evaluated in accordance with the Board's best judgement.

Stavanger/Oslo, 30 August 2004

Gabriel Smith (chairman)	Arthur Duus	Pål Skoe
Kathrine Mo	Bjørn Simonsen	Claes Östberg

Lead Manager

As Lead Manager, First Securities ASA has acted as financial adviser to the Company in connection with the refinancing package.

The Prospectus has been prepared by the Company with the assistance of the Lead Manager, and the parties' legal counsels. The Prospectus has been prepared on the basis of information provided by the Company and external sources. No financial due diligence has been undertaken in connection with the refinancing package. However, Ernst & Young AS, who are the Company's auditors, have carried out a partial audit of the Company's consolidated financial accounts as at 30 June 2004. The law firm Steenstrup Stordrange DA has carried out a limited legal due diligence of Pan Fish's Norwegian operations.

The Lead Manager has, through the assistance of the Company, endevoured to ensure that the Prospectus provides a consistent and complete picture of Pan Fish, but accepts no legal or financial liability in respect of the completeness or accuracy of the contents of the Prospectus. Nor can the Lead Manager accept any legal or financial liability resulting from any share subscription based on the information presented in this Prospectus.

As at the date of publication of the Prospectus, the Lead Manager, its group companies and employees own 14 shares in the Company.

Oslo, 30 August 2004

First Securities ASA

Kluge Advokatfirma DA

Kluge Advokatfirma DA has acted as legal adviser to Pan Fish ASA in connection with the write-down of share capital, the share issue and the raising of the subordinated convertible loan and matters related thereto.

We have reviewed and evaluated the information regarding legal matters which are set out in Section 1.2 – Implementation of the Refinancing Package.

We confirm that the following resolutions were properly passed by a competent governing body of the Company:

The write-down of the Company's share capital from NOK 825,607,203.88 to NOK 412,803,601.94 by means of a reduction in the share's face value from NOK 0.04 to NOK 0.02; the resolution to consolidate the share at a ratio of 100:1, and the resolution to subsequently increase the share capital by NOK 323,872,780, with the addition of a share premium amounting to NOK 40,484,097.50; the raising of subordinated convertible loans amounting NOK 135,643,122 and NOK 150,000,000 respectively; as well as the Public Rights Issue amounting to not less than NOK 2 and not more than NOK 250,000,000, but such that the maximum amount is reduced after it has been determined how many shares are owned by preferred subscription rights holders following the share consolidation, in order that one share shall entitle the preferred subscription rights holder to subscribe to two new shares.

Stavanger, 30 August 2004

Kluge Advokatfirma DA

Steenstrup Stordrange DA

The law firm Steenstrup Stordrange DA has assisted the Company and the Lead Manager in the preparation of this Prospectus.

We have reviewed the information regarding Norwegian legal matters that is included in Sections 1 (The Refinancing Package and the Public Rights Issue), 4 (Share Capital and Shareholder Issues) and 7 (Legal Issues) of the Prospectus. In our opinion, and based on the information that has been presented to us, these sections of the Prospectus provide a fair and balanced description of the Norwegian legal matters described therein.

This statement is limited to the above-mentioned and does not extend to references in the Prospectus to and/or opinions on accounting, financial, technical or commercial matters.

Oslo, 30 August 2004

Advokatfirmaet Steenstrup Stordrange DA

Auditor

Ernst & Young AS is the Company's auditor, having the address: Lars Hillesgate 20A, 5892 Bergen, Norway. Ernst & Young AS was chosen as auditor by the Extraordinary General Meeting that was held on 10 October 2003.

The following auditor's statement has been included in the Prospectus:

- Statement relating to the partial audit of Pan Fish's consolidated profit and loss account and balance sheet as at the end of the first half-year 2004.

Summary

Pan Fish in brief
Pan Fish's core business lies within the production, processing and sale of farmed salmon. Under its new board of directors and group management, Pan Fish is today a new company whose only similarity with the past is its name and the fact that the core operational competences that are to be found within its organisation have been retained. Pan fish will focus on the husbandry tradition within aquaculture, in which the animal's biological needs play a decisive role. Industrial aquaculture is, in the view of the Company, a marine form of modern farming practice. Pan Fish will cultivate the "blue fields", in such a way as to ensure that they remain productive fifty years from now. Pan Fish's manifesto rests on a fundamental respect for, but also curiosity about, natural conditions, animal requirements and human abilities to manage resources. Pan Fish sees itself as a company to which a "natural inheritance" has been entrusted, and whose duty is to pass that inheritance on to the next generation in a better condition than it was in when it was received. As a result of substantial investments in production capacity and competence development, Pan Fish is today one of the world's leading aquaculture companies, with production facilities in Norway, the UK, the Faeroes, the USA and Canada.

2002 signalled the start of a very difficult period for Pan Fish. The Company had an extremely high gearing ratio following its substantial, and loan-financed, expansion in the years to 2001, at the same time as the price of salmon fell. During 2002-2003 the Company also faced wide-ranging biological challenges in Canada. These factors combined to leave the company unable to meet its obligations, and it became necessary to raise new share capital. Refinancing packages agreed in January and October 2003 with the Company's banks and bondholders meant that the Company received an equity boost, partly as a result of debt conversion and partly in the form of a cash injection. Together with the refinancing of the majority of the Company's other loans, this paved the way for continued operations. A new board of directors was elected at the Annual General Meeting on 10 January 2003, and Atle Eide joined the Company as chief executive on 12 May 2003. The Board immediately began the process of developing a new business plan for the Group, with the long-term objective of rebuilding production to a level appropriate to the value of the Company's fixed assets and licenses. The Company's head office was relocated to Stavanger from Ålesund, and a new group management team was recruited which was operative from September 2003. Since the election of the new board of directors and up until today, the entire operative management on the fish farming side has been replaced, and a new managing director installed at all the fish farming companies.

Immediately after its appointment, Pan Fish's new group management team implemented a wide-ranging restructuring process based on the principle that the organisation's future business should be built around the four regional aquaculture regions: Norway, Scotland, the Faeroes and North America. This division makes it possible to monitor closely and optimise the various regional business areas in relation to the overall strategy of being the lowest-cost producer of quality salmon delivered to the customer in all the producing regions. In connection with this restructuring, management of all the regional units has been reinforced with the appointment of highly trained and experienced personnel.

In parallel with the restructuring processes that have been underway through large parts of 2003 and all of 2004, a major effort has been made to simplify and streamline the Group's company structure. A number of businesses have been sold, merged or closed down. This has helped to focus attention and resource allocation within the organisation on those areas that are defined as core business. Efforts continue to find buyers for those parts of the Group which fall outside this definition. It is estimated that companies and assets belonging to non-core activities could provide revenues of at least NOK 100-150 million.

Within the Company's core business area, salmon farming, the objective is to be the lowest-cost producer within the value chain in which the Company operates. At the same time, the Company's sales strategy is based on maintaining close, long-term relations with buyers. Production-cost improvement measures will be implemented at the greatest possible speed, while focus is maintained on biologically sound production, food safety and quality. Pan Fish has a highly skilled workforce within its core business areas, which has demonstrated a considerable ability to carry out rapid and wide-ranging improvement measures. The new management team will, therefore, ensure that the Company's employees are provided with the goals, the latitude and the support they need to enable the operative units to achieve positive developments in the time ahead. Measures have also been initiated to invest in the further development of this vital competence.

Financial key figures

The table below shows the key figures from Pan Fish's consolidated profit and loss account for the years 2001, 2002 and 2003, as well as interim figures for the second quarter and first half-year of 2003 and 2004.

From the Profit and Loss Account:

NOK million	2Q 04	2Q 03	30.06.04	30.06.03	2003	2002	2001
Gross operating revenues	639.3	783.6	1 242.0	1 482.5	3 013.7	3 495.4	4 236.3
Write-downs of property, plant and equipment	0.0	-689.8	0.0	-689.8	858.9	264.0	0
Operating profit/loss for ongoing businesses	**39.8**	**-1 021.6**	**55.0**	**-1053.7**	**-1 359.9**	**-1 099.0**	**56.3**
Net financial items	-2.3	-231.4	-75.5	-285.2	-464.4	-681.1	-16.1
Profit/loss before tax	**37.5**	**-1 253.0**	**-20.5**	**-1 338.9**	**-1 824.3**	**-1 780.1**	**40.2**
Tax	0.0	-13.6	0.0	-16.5	-112.3	384.0	-107.5
Profit/loss for discontinued businesses*	**0.0**	**-315.4**	**0.3**	**-329.3**	**-321.9**	**-899.8**	**321.6**
Consolidated profit/loss	**37.5**	**-1 582.0**	**-20.2**	**-1 684.7**	**-2 258.4**	**-2 295.9**	**254.3**

*Businesses which the Company has sold/had decided to sell before the publication of the results are presented as a net figure under Profit/loss for discontinued businesses. Please see the Board's report for 2003 for details of which businesses are to be sold.

The table below shows the key figures for Pan Fish's consolidated balance sheet for the years 2001, 2002 and 2003, as well as the half-year figures for 2003 and 2004.

From the Balance Sheet:

NOK million	30.06.04	30.06.03	2003	2002	2001
Assets					
Licences	596.5	662.3	651.9	1 241.3	1 435.2
Goodwill	0.0	0.0	0.0	168.1	586.9
Deferred tax assets	0.0	206.2	0.0	204.6	0.0
Property, plant and equipment	1 209.7	1 601.6	1 294.7	1 618.0	2 270.4
Shares and other assets	109.2	219.8	86.5	368.0	1 051.2
Total fixed assets	1 915.4	2 689.9	2 033.1	3 600.0	5 343.7
Stocks	771.9	1 047.1	836.2	1 326.0	1 877.8
Receivables	336.5	565.6	429.5	594.0	1 028.6
Bank deposits, cash, etc	118.9	222.3	136.6	65.0	83.6
Total current assets	1 227.3	1 835.0	1 402.3	1 985.0	2 990.0
Total assets	**3 142.7**	**4 524.9**	**3 435.4**	**5 585.0**	**8 333.7**

NOK million	30.06.04	30.06.03	2003	2002	2001
Equity and Liabilities					
Equity					
Share capital	810.9	1 320.1	810.9	85.2	906.1
Other equity	-921.6	-1 771.4	-1 009.8	-944.3	99.7
Minority interests	50.5	33.9	35.4	49.1	163.5
Total equity	-60.2	-417.4	-163.4	-810.0	1 169.3
Liabilities					
Subordinated loans	18.4	0.0	18.4	0.0	0.0
Convertible loans	78.2	78.2	78.2	0.0	0.2
Other long-term liabilities	2 442.2	3 555.4	2 536.6	4 151.9	4 748.0
Short-term liabilities	664.1	1 308.7	965.9	2 243.2	2 416.2
Total liabilities	3 202.9	4 942.3	3 598.8	6 395.1	7 164.4
Total equity and liabilities	**3 142.7**	**4 524.9**	**3 435.4**	**5 585.0**	**8 333.7**

For additional financial information, please see Chapter 3, as well as Appendix 2 and 3.

Background for the refinancing package

Pan Fish has undergone a wide-ranging restructuring over the past 12-15 months, and every single business has been examined with a critical eye. Ambitious targets have been set at all levels in the organisation to support the long-term objective of becoming the lowest-cost producer of quality salmon delivered to the customer in all regions. A precondition of this strategy is to rebuild production to a level appropriate to the book value of licences and production-related assets. On the 27 February 2004 the Company announced that further refinancing would be required to strengthen Pan Fish's equity and provide additional working capital. As at 31 December 2003 and 30 June 2004 Pan Fish's balance sheet showed negative equity in the amount of NOK 163.4 million and NOK 60.2 million respectively. The Group is therefore dependent on a new refinancing package.

In close and constructive collaboration with the Company's bank syndicate and major shareholders, the Board has succeeded in negotiating an acceptable refinancing package, which will both strengthen the Company's financial solidity and provide the necessary liquidity to invest in the rebuilding of its biomass (fish stocks). Following the implementation of the refinancing package, the Pan Fish Group will have an equity ratio – based on the Company's balance sheet as at 30 June 2004 – of 15-20%, depending on the outcome of the Public Rights Issue. However, even after the proposed refinancing package has been put into effect, Pan Fish's level of debt will remain high, and the Company will have a limited ability to withstand any major negative developments of either a biological or financial nature. The refinancing package is based on the assumption that the price of salmon will rise above the level achieved in 2003 (the average FHL price in 2003 was NOK 19.03 per kg). If the above-mentioned assumption fails to materialise over time, the Company will probably need to carry out additional equity transactions if it is to maintain its development plans.

It must also be pointed out that the book value of licences and production-related assets assumes a significant increase in production volumes compared with today's levels. If, in the next few years, financial constraints and/or biological factors prevent the Company from increasing its production volume to normal capacity utilisation, major write-downs in respect of licences and production-related assets may be required.

Transaction details in respect of the Public Rights Issue

Amount of the Offering:	Up to NOK 248.366.448 from the issue of up to 124.183.224 shares, each having a face value of NOK 2, of which DnB NOR and Nordea have jointly guaranteed subscriptions up to a limit of NOK 100,000,000.
Subscription rights:	1 old share entitles the holder to subscribe to 2 new shares, with preference being given to the Company's existing shareholders, other than the Banks, as at 25 August 2004
Subscription price:	NOK 2 per share (corresponding to the share's face value)
Subscription period:	From 1 September until 15 September 2004 inclusive
Subscription offices:	First Securities, DnB NOR Markets og Nordea Bank Norge ASA, Markets
Allocation date:	approx. 20 September 2004
Payment falls due:	approx. 21 September 2004

Market conditions

One of the most prominent characteristics of the world's salmon markets in recent years has been a relatively high level of production growth at the same time as demand has remained moderate. This has resulted in extremely low salmon prices over the past three years, which has had serious consequences for salmon producers. This demonstrates that salmon is subject to the normal cyclical fluctuations associated with raw materials production. With today's fragmented salmon industry, it seems likely that we will also experience fluctuations of this kind in the foreseeable future. During the first quarter of 2004, salmon prices, particularly in the EU market, have again risen to levels at which the average European producer can operate profitably. Prices paid to the salmon farmer, particularly in Norway, have been improving very strongly since July 2003 and the market has been accepting large volumes. This is partly due to the impact of a weaker NOK. Consumption in the EU-25 grew by 5 percent in the first quarter of 2004, compared with the same period last year, while exports of Norwegian salmon rose by as much as 13 per cent. Kontali Analyse estimates that the biomass in Europe is substantially lower today than at the same point last year, which should prompt a degree of optimism with regard to price developments through this autumn and into 2005.

In terms of volume, the growing American market, where prices climbed back to satisfactory levels as early as 2002, is dominated by Chilean salmon. Chile has a market share of over 70 per cent for Atlantic salmon in the USA, and exports are growing both for fresh and frozen salmon fillets. Chilean exports of salmon are expected to grow this year, but the fall in production in North America could help to reduce any squeeze on prices in the region.

With the growing focus on health and nutrition, as well as a significant unexploited market potential outside the EU and the USA, there is good reason to predict continued strong growth within the aquaculture industry in the years ahead. In the short term, however, it is crucial for the industry to maintain strong discipline with regard to controlled production growth. If the same amount of smolt is transferred to the sea in 2004 as in 2003, it seems likely that the positive development we have already seen can continue. We expect demand to continue to grow in the important EU-25 market, and there are no signs that the US growth in demand, which has exceeded 10 per cent a year for the past few years, will fall significantly.

The imposition of any trade restrictions that could weaken the competitive position of Pan Fish's Norwegian operations in the important EU market would have a negative impact on the Company's financial results. Pan Fish's strong position, as well as the fact that the Company processes a considerable amount of its own products within the EU, means that the damage to Pan Fish would be relatively less significant than for companies which have their entire production in Norway.

Risk

Pan Fish's board of directors believes that the refinancing package has enabled the Company to establish an acceptable capital structure, with sufficient liquidity to gradually start rebuilding its production levels. However, Pan Fish will continue to have a high level of debt and a limited ability to withstand major negative developments of a biological or financial nature. In the years ahead, balancing growth against the need to strengthen it equity ratio will be of paramount importance to the Company. There are several ways in which Pan Fish may strengthen its equity position, such as continued improvements in the efficiency with which capital is employed, the sale of non-core assets, improved cash flow and, if appropriate, the raising of fresh equity by means of market-based share issues.

To a large extent, Pan Fish's financial development depends on what happens to the price of farmed salmon, which both historically and in the future will be subject to major fluctuations. Should the price of salmon not rise beyond the level achieved in 2003 the Company will require an additional injection of capital if it is to maintain its plans for development. Moreover, salmon farming will always be vulnerable to the risks of disease and other natural phenomena, such as algae attacks. Pan Fish has therefore decided to create the position of Biosecurity Manager, both at group level and within each of its subsidiaries. In recent years, a great deal of attention has been paid to the disease situation in Canada. By changing its farming strategy the Canadian unit has so far succeeded in gaining control over the problems associated with IHN and Kudoa. The company has embarked on a full-scale trial of a new IHN vaccine, for which it has high hopes, and is also undertaking special laboratory tests. Preliminary results are considered extremely promising.

1. The refinancing package and Public Rights Issue

1.1. Background and objectives

The Company announced on 27 February 2004 that further refinancing would be necessary to strengthen Pan Fish's equity and provide additional working capital. As at 31 December 2003 and 30 June 2004, Pan Fish's balance sheet showed negative equity in the amount of NOK 163.4 million and 60.2 million respectively, and the Group is therefore dependent on a new refinancing package.

The Company agreed a refinancing package (the "Refinancing Agreement") with the Banks on 28 June 2004, and called an extraordinary general meeting of shareholders on 5 August 2004 to approve the measures necessary in connection with the refinancing of the Company. On 19 August 2004 the EGM passed the resolutions necessary to carry out the refinancing package.

The refinancing package contains the following main elements:

- A NOK 412,803,601.94 write-down in the Company's share capital from NOK 825,607,203.88 to NOK 412,803,601.94 by changing the face value of the share from NOK 0.04 to NOK 0.02.
- Consolidation of the shares at a ratio of 100:1, such that 100 existing Pan Fish shares, each with a face value of NOK 0.02, become 1 share with a face value of NOK 2.
- NOK 364,356,877.50 of the Company's debt to the Banks will be converted into share capital at the rate of NOK 2.25 per share.
- NOK 135,643,122 of the Company's debt to Nordea will be converted into a subordinated convertible loan which may be converted at the rate of NOK 2.25 per share.
- Equal treatment of existing shareholders will be ensured in the form of a public share offering of up to NOK 248.366.448 resulting from the issue at par of up to 124.183.224 shares each with a face value of NOK 2, with preference rights being granted to the Company's other shareholders as at 25 August 2004. Nordea and DnB NOR have guaranteed subscriptions up to a limit of NOK 100,000,000 in the Public Rights Issue.
- Nordea and DnB NOR shall grant Pan Fish a drawing facility in the form of a short-term convertible liquidity loan of up to NOK 150,000,000, but such that this sum is reduced krone for krone in proportion to the amount subscribed to in the Public Rights Issue over and above the NOK 100,000,000 to which Nordea and DnB NOR have guaranteed to subscribe.

The Board is of the opinion that the agreed refinancing package will provide the Company with an acceptable capital structure and sufficient liquidity with regard to the Company's development plans. However, even after the proposed refinancing package has been put into effect, Pan Fish's level of debt will remain high, and the Company will have a limited ability to withstand any major negative developments of either a biological or financial nature. The refinancing package is based on the assumption that the price of salmon will rise above the level achieved in 2003 (the average FHL price in 2003 was NOK 19.03 per kg). If the above-mentioned assumption fails to materialise over time, the Company will probably require a further injection of capital, primarily through the addition of new equity, if it is to maintain its development plans.

1.2. Implementing the refinancing package

The Refinancing Agreement between the Company and the Banks was concluded on 28 June 2004. An extraordinary general meeting of the Company's shareholders held on 19 August 2004 passed those resolutions necessary to implement the refinancing package. The main elements of the refinancing package are summarised below:

Prior to the implementation of the refinancing package, Pan Fish's share capital stood at NOK 810,898,313, divided into 20,272,457,825 shares, each with a face value of NOK 0.04.

Prior to the implementation of the refinancing package and the share consolidation, and in accordance with the Refinancing Agreement, Nordea converted the entire outstanding sum of its subordinated loan, in the amount of NOK 18,386,113.60, to share capital at the conversion rate of NOK 0.05 as stipulated in the loan agreement. This resulted in the issue of 367,722,272 new shares, such that Pan Fish's share capital after conversion, but before the implementation of the remainder of the refinancing package and share consolidation, stood at NOK 825,607,203.88 divided into 20,640,180,097 shares, each with a face value of NOK 0.04.

1.2.1 Write-down of the Company's share capital by means of a change in the share's face value

The EGM resolved on 19 August 2004 to write down the Company's share capital by NOK 412,803,601.94 from NOK 825,607,203.88 to NOK 412,803,601.94 by changing the share's face value from NOK 0.04 to NOK 0.02. The amount written down has been used to cover uncovered losses in the Company's balance sheet as at 31 December 2003 and has therefore been carried out without notification to creditors, cf. Section 12-1 (1) no. 1 and 12-5 (1) of the PLCA.

1.2.2 Consolidation of shares

The EGM resolved on 19 August 2004 to carry out a share consolidation at the ratio of 100:1, such that 100 existing Pan Fish shares, each with a face value of NOK 0.02, become 1 share with a face value of NOK 2. Prior to the implementation of the refinancing package, but after the conversion of Nordea's subordinated loan to share capital, Pan Fish had a total of 20,640,180,097 outstanding shares. However, in order for the Company to maintain a whole number of shares after the share consolidation, a private placement with Nordea was carried out at par immediately after the write-down of capital described in section 1.2.1 above but before the share consolidation itself, in the amount of NOK 0.06 resulting from the issue of 3 shares, each having a face value of NOK 0.02. In this way the number of issued shares was increased to a total of 20,640,180,100. Following the share consolidation but before the resolution regarding a private placement in respect of the conversion of bank debt as described in section 1.2.3 below was passed, the number of outstanding shares in the Company stood at 206,401,801, each with a face value of NOK 2.

Since prior to the implementation of the refinancing package, not all the Company's shareholders had a shareholding that was divisible by 100, and no one may own a fraction of a share, each shareholder's shareholding in Pan Fish was, in connection with the share consolidation, rounded up to the nearest whole share. Those of the Banks which owned shares in Pan Fish as at the date of the share consolidation have donated without charge the number of shares necessary to undertake said rounding up. The number of shares each bank donated was in direct proportion to its relative share of the Banks' loans to Pan Fish.

1.2.3 Share capital increase by means of the conversion of bank debt to shares, and the conversion of debt to a subordinated convertible loan issued by Nordea

Under the terms of a (subsequently amended) loan agreement dated 17 January 2003, the Banks granted a secured loan in the amount of NOK 2,000,000,000 (the "Syndicated Loan"). In addition, under the terms of a (subsequently amended) loan agreement dated 28 May 2003, the Banks granted Pan Fish a short-term liquidity loan in the amount NOK 167,766,313 (the "Liquidity Loan").

The EGM resolved on 19 August 2004 to convert NOK 364,356,877.50 of the above-mentioned two loans to shares to be held by the Banks, including the whole Liquidity Loan, while NOK 135,643,122 was converted into a new subordinated convertible loan issued by Nordea (the "New Subordinated Loan"). In this way, a total of NOK 499,999,999.50 of the Company's debt was converted into share capital and a subordinated convertible loan. Shareholder preference rights were waived in connection with these transactions.

Conversion of debt to shares (the Banks)
This share issue was placed privately with the Banks, and the share capital increase was set off against a total of NOK 364.356.877,50 of the Company's debt to the Banks. The Company's share capital was increased by NOK 323,872,780, with the addition of a share premium corresponding to NOK 40,484,097.50, as a result of the Banks subscribing to 161,936,390 new shares, each having a face value of NOK 2 at the subscription price of NOK 2.25 per share. The share premium has been added to the Company's share premium account. The Banks's subscription of the said shares was made in the minutes of the EGM. The subscription price of NOK 2.25 per share was based on negotiations between the Banks and the Company. The parties have, with regard to this matter, noted that Pan Fish had negative book equity in the amount of NOK 163.4 million as at 31 December 2003 and NOK 60.2 million as at 30 June 2004. Potential excess value that the Company may possess was also taken into consideration. Following this conversion of debt to shares, the Company's share capital stands at NOK 736,676,382 divided into 368,338,191 shares, each having a face value of NOK 2.

Conversion of debt to a subordinated loan (Nordea)
In addition to converting debt to shares as described above, Nordea has converted NOK 135,643,122 of its share of the Syndicated Loan into a new subordinated convertible loan to Pan Fish (the "New Subordinated Loan").

The New Subordinated Loan may be converted into shares in Pan Fish at the conversion rate of NOK 2.25 per share and is, insofar as the PLCA permits, of equal status to the Company's share capital (including the same rights to dividends, other payments, etc), such that Nordea is in the same position as it would have been had it also converted this sum into Pan Fish shares.

Subsequent to the implementation of the refinancing package, including the Public Rights Issue described in section 1.2.4 below, Nordea is obligated to convert the New Subordinated Loan into Pan Fish shares, though Nordea is not obligated to convert a larger share of the loan than is necessary for Nordea to achieve a holding amounting to 47.5% of the shares in Pan Fish at the time of conversion. The New Subordinated Loan is interest-free, unsecured and may be converted at any time, as a whole or in several stages, during a period of five years from 19 August 2004. Pan Fish and Nordea entered into a separate agreement, dated 17 August 2004, stipulating the terms and conditions of the New Subordinated Loan.

1.2.4 Public Rights Issue

To ensure equal treatment for all shareholders in connection with the refinancing package and the injection of liquidity, the EGM resolved on 19 August 2004 to carry out a public rights issue at par to raise up to NOK 250,000,000 by means of the issue of up to 125,000,000 shares, each having a face value of NOK 2. In line with the resolution passed by the EGM, the Public Rights Issue is limited to a maximum of NOK 248.366.448 by the issue at par of up to 124.183.224 shares, each with a face value of NOK 2, see section 1.3 below. In connection with the Public Rights Issue, preference will be given to the Company's shareholders as at 25 August 2004, such that shareholders registered as at this date will have the opportunity to at least maintain the relative percentage shareholding they had prior to the implementation of the refinancing package. 1 subscription right will be issued for each share held as at 25 August 2004. 1 subscription right entitles the holder to subscribe to 2 new shares. The subscription rights are non transferable. In addition to the Company's shareholders, investors domiciled in Norway may also subscribe to shares in the Public Rights Issue. Such investors will be allocated shares to the extent that holders of preferred subscription rights have not fully availed themselves of said rights. DnB NOR and Nordea have jointly guaranteed subscriptions up to a limit of NOK 100,000,000 in connection with the Public Rights Issue, with Nordea guaranteeing 64.31% of this sum and DnB NOR 35.69%.

1.2.5 New convertible liquidity loan

Pan Fish has, in connection with the refinancing package, concluded an agreement with Nordea and DnB NOR in respect of a short-term, convertible liquidity loan, in the form of a drawing facility, of up to NOK 150,000,000. However, this sum will be reduced krone for krone in the amount of subscriptions in the Public Rights Offering in excess of the NOK 100,000,000 which has been guaranteed by Nordea and DnB NOR. Nordea is to provide 67.84 % of this drawing facility, and DnB NOR 32.16 %. The loan falls due in its entirety on 31 December 2005. Each of the lenders has, at any time during the term of the drawing facility, the right to convert all or part of the amount drawn on the drawing facility into Pan Fish shares at a conversion price of NOK 2.00 per share. The terms and conditions of the drawing facility are regulated by a separate loan agreement, dated 17 August 2004, between Pan Fish and the lenders. In accordance with this agreement, payment of the first withdrawal is conditional on the Company having prepared monthly budgets for liquidity reserves and biomass for the period July 2004 until December 2005. Any subsequent withdrawals under the loan are conditional on there being no negative discrepancies between the budgeted and actual liquidity reserves/biomass in excess of NOK 35 million. The loan agreement also includes the same stipulations in respect of the borrower's obligations, default, etc, as the Syndicated Loan agreement, to the extent to which these are relevant.

The above mentioned loan was granted by Nordea and DnB NOR at the Company's EGM on 19 August 2004. Shareholder preference rights were waived.

1.2.6 The Banks' obligation to make a mandatory offer to all other shareholders in connection with the refinancing package

Since the Banks are implementing the refinancing package to avoid or limit losses in respect of loans made by them, it follows from Section 4-3 of the STA that the Banks' acquisition of shares as a result of the refinancing package does not trigger an obligation on the part of any of the Banks to make a mandatory offer to all other shareholders. This matter has also been cleared with the Oslo Stock Exchange. However, the Oslo Stock Exchange made it a condition of the first refinancing of the Company, in January 2003, that any bank or banks which acquired a shareholdig in excess of 40% must either (i) have reduced their shareholding to under 40% within a period of 3 years from the date on which the obligation to make a mandatory offer to all other shareholders would have come into effect, or (ii) have made a mandatory offer to all other shareholders within a period of three years from the expiry of the deadline, which is in January 2006. If the three-year time limit should prove to be inadequate in respect of a reduction in shareholdings, the bank(s) concerned may apply to the Oslo Stock Exchange for an extension of the deadline. Any such application must be in the hands of the Oslo Stock Exchange at the latest four months before the expiry of the original three-year deadline. The Oslo Stock Exchange has underlined that the same deadline applies to the shares that are being acquired at this time. Only Nordea has exceeded the 40% limit.

The Oslo Stock Exchange has previously also confirmed that any subsequent acquisitions of shares undertaken for the purpose of limiting losses in respect of loans made will be covered by the exemption from the obligation to make a mandatory offer to all shareholders under Section 4-3 of the STA.

1.2.7 "Lock-up"

The Banks have pledged, with effect from the date on which the Refinancing Agreement was signed, not to dispose of any of their shares in Pan Fish (neither shares owned by the Banks at that date nor shares acquired as a result of the current refinancing package), nor to enter into any option agreements, forward contracts or similar agreements for the purpose disposal of said shares, before the date on which the shares issued in connection with the Public Rights Issue have been registered in the individual investor's VPS account.

1.2.8 Shareholder agreement between Nordea og DnB

In connection with the refinancing of Pan Fish undertaken in January 2003, Nordea and DnB NOR entered into a shareholders' agreement in respect of the Pan Fish shares which the two banks acquired. In connection with the refinancing undertaken in October 2003, the parties agreed that the shareholders' agreement should also cover the shares which the parties acquired at that time. A similar agreement has been entered into in respect of the shares which Nordea and DnB NOR acquire in connection with this refinancing package.

The shareholders' agreement covers a total of 281,435,520 shares prior to the Public Rights Issue and the conversion of such convertible loans as described in 1.2.3 and 1.2.5 above. The shareholders' agreement contains, among other things, clauses in respect of the right of the other bank to sell shares if one of the banks disposes of its shares in 2004. Under the terms of the shareholders' agreement, the two banks shall consult each other prior to any future election of board members, but the agreement states that the parties are free to vote in the way they so wish at future general meetings of shareholders. The agreement is automatically terminated when (i) the two banks' combined shareholdings in the Company amount to less than 33%, or (ii) more than three years have passed since the original agreement was entered into. The agreement was originally entered into on 9 January 2003, while the supplementary agreements were entered into on 9 October 2003 and 18 August 2004.

1.3. Public Rights Issue

1.3.1 Public Rights Issue

The Public Rights Issue which was approved by the Company's EGM on 19 August 2004 includes an offer to subscribe at par to up to 124.183.224 shares, each with a face value of NOK 2. The share capital increase and the gross receipts from the Public Rights Issue will amount to up NOK 248.366.448. In respect of the Public Rights Issue preference will be given to Company shareholders as at 25 August 2004, with the exception of the Banks. 1 subscription right will be issued for each share owned as at 25 August 2004. 1 subscription right entitles the holder to subscribe to 2 new shares. Preference rights are non transferable. In addition to the Company's shareholders, investors domiciled in Norway may also subscribe to the share issue. Such subscribers will be allocated shares to the extent that preferred subscription rights holders have not fully availed themselves of said rights.

Following the Public Rights Issue the Company will have a share capital amounting to not less than NOK 836,676,382 and not more than NOK 985.042.830, divided into not less than 418,338,191 and not more than 492.521.415 shares. The actual number of shares will not be determined until after it is known how many subscriptions have been made in respect of the Public Rights Issue.

1.3.2 Guarantee

The Public Rights Issue is not fully guaranteed, but DnB NOR and Nordea have guaranteed subscriptions up to a limit of NOK 100,000,000. That guarantee liability is distributed as follows: Nordea is liable for NOK 64,310,000 and DnB NOR for NOK 35,690,000. Deductions in respect of the guarantee will only be made to the extent that shares worth more than NOK 148.366.448 are subscribed to, corresponding to the difference between the maximum amount which can be raised as a result of the Public Rights Issue and the sum guaranteed. Deductions in the guarantee liability will, where appropriate, be made krone for krone in respect of the amount subscribed to in excess of NOK 148.366.448. The two banks will receive a guarantee commission amounting to 2% of the guaranteed sum (corresponding to NOK 2 million). The guarantee commission shall be allocated in proportion to the individual bank's guarantee liability.

DnB NOR and Nordea may, without liability in respect of Pan Fish, rescind their guarantee commitments if (i) trading in Pan Fish shares on the Oslo Stock Exchange is suspended or the Norwegian financial market suffers a significant downturn which would make it impractical to carry out the Public Rights Issue, (ii) a change takes place that causes, or could reasonably be expected to cause, Pan Fish to cease making payments, seek a debt restructuring arrangement with its creditors, go into voluntary liquidation or have bankruptcy proceedings initiated against it, or (iii) Pan Fish defaults on major provisions of the Refinancing Agreement.

1.3.3 Preferred shareholders

Shareholders of the Company as at 25 August 2004, with the exception of the Banks, will be preferred in connection with the Public Rights Issue.

The Public Rights Issue will be undertaken such that shareholders in the Company as at 25 August 2004 will be offered a larger number of shares than the number of shares the individual shareholder would have been able to subscribe to if the share capital increase described in section 1.2.3, including the issuing of the New Subordinated Loan, had been carried out with preference rights. The Public

Rights Issue thus gives Pan Fish shareholders, with the exception of the Banks, the opportunity to own a larger relative share of the Company than they owned prior to the share capital increase and the issue of the New Subordinated Loan described in section 1.2.3.

One subscription right will be issued for each share owned as at 25 August 2004. One subscription right entitles the holder to subscribe to two new shares. The subscription rights are non transferable. Rights holders may subscribe to more shares than they have subscription rights to (oversubscription).

Investors domiciled in Norway may also subscribe to shares in the Public Rights Issue, even though the subscriber has no preference rights. The Board reserves the right to reduce or cancel subscriptions that are not secured by preference rights.

1.3.4 Subscription price

The subscription price has been set at NOK 2 per share, corresponding to the share's face value. This is NOK 0.25 less than the conversion rate for shares that were subscribed to in the private placement in respect of the Banks that was approved by the EGM on 19 August 2004, see section. 1.2.3. The subscription price of NOK 2 per share is based on negotiations between the Banks and the Company.

1.3.5 Subscription rights

The shares were quoted exclusive of subscription rights from 26 August 2004. Subscription rights will be recorded in the VPS subscription rights register. Registration of these rights in the individual shareholder's VPS account is expected to take place on 31 August 2004. The subscription rights are non transferable. The subscription rights must be exercised during the subscription period, since they will be of no value after the subscription period has expired.

1.3.6 Subscription period

The subscription period commences on 1 September 2004 and closes at 4pm Central European Time on 15 September 2004. To be valid a correctly completed subscription form must be lodged with one of the subscription offices before the expiry of the subscription period.

1.3.7 Subscription offices

Shares in respect of the Public Rights Issue may be subcribed to at the following offices:

First Securities ASA Fjordalléen 16, Aker Brygge NO-0115 Oslo Tel.: +47 23 23 80 00 Fax: +47 23 23 80 11	DnB NOR Markets Stranden 21, Aker Brygge NO-0021 Oslo Tel.: +47 22 94 88 80 Fax: +47 22 48 29 80	Nordea Bank Norge ASA Markets Middelthunsgate 17 Postboks 1166 Sentrum NO-0107 Oslo Tel.: +47 22 48 77 49 Fax: +47 22 48 63 49

1.3.8 Allocation of shares

Notification of allocation will be posted on or around 20 September 2004.

If all subscription rights are not exercised, those subscription rights holders who have subscribed to more shares than they have subscription rights to (oversubscription) will be preferred when those shares that have not been allocated on the basis of exercised subscription rights are to be distributed. These shares will be distributed in proportion to the number of subscription rights each investor has exercised. If it is not possible to undertake such a pro-rata distribution because there are too few remaining shares, distribution will be based on the drawing of lots.

Investors domiciled in Norway may subscribe to shares in the Public Rights Issue, even though the subscriber has no preference rights, but such investors will be allocated shares only after subscription rights holders have received their full allocation. The Board has the right to cancel or reduce any subscription which is not secured by means of subscription rights.

1.3.9 Payment of allocated shares

All subscribers to shares in the Public Rights Issue must, at the time the subscription is lodged, provide Nordea Issuer Service with a one-off authorisation to debit a specified bank account in an amount corresponding to the number of shares that the subscriber has been allocated. The bank account will be debited on or around 21 September 2004. If on the due date it is not possible to debit the specified bank account in the amount that the subscriber has pledged to pay, a second attempt to debit the account will be made on or around 23 September 2004. Payment of the amount owing in respect of the shares will, otherwise, be collected in accordance with Sections 10-12, cf. Sections 2-13 of the PLCA. Moreover, the Company and the Lead Manager reserve the right to cancel the subscription and/or sell the allocated shares at the subscriber's cost and risk, and demand that any loss, with the addition of penalty interest and expenses, be met by the subscriber. In the event of late or non-payment, penalty interest will accrue in accordance with the Interest on Overdue Payments Act. This currently amounts to 8.75% per annum.

1.3.10 The new shares

Subscribed shares will be entitled to a full dividend for the 2004 financial year, and will otherwise have equal status to the old shares from the date on which the share capital increase is registered in the Norwegian Registry of Business Enterprises and the new shares are registered in the individual investor's VPS account. Stock market listing of the new shares will take place only after the share capital increase has been registered as fully paid up in the Registry of Business Enterprises and the shares registered in the individual investor's VPS account.

Transfer of the subscribed shares will take place only after they have been paid for and registered in the investor's VPS account. Subscribed shares are expected to be registered in the VPS on or around 30 September 2004.

1.3.11 Expenses

Expenses associated with the refinancing package and the Public Rights Issue will be met by the Company, and are expected to total approx. NOK 23.1 million, or around 3.1 % of the total receipts described in Section 1.2. Expenses are distributed as follows:

- Guarantee commission payable to Nordea and DnB NOR, totalling NOK 2,000,000
- Fee of NOK 7,500,000 payable to First Securities ASA, Oslo for financial consulting in connection with the refinancing package
- Supplementary fee of NOK 1,500,000 payable to First Securities ASA
- Fixed fee of NOK 200,000 payable to Nordea Bank Norge ASA Markets
- Fixed fee of NOK 300.000 payable to DnB NOR Markets
- Subscription commission payable to First Securities ASA, Nordea Bank Norge ASA, Markets and DnB NOR Markets, total of 4% of subscribed amount (other than the Banks) in the Public Rights Issue, maximum NOK 5,934,657
- Fees payable to Steenstrup Stordrange, Oslo, which are not expected to exceed NOK 780,000 based on hours worked and the normal market rate for such services
- Fees payable to Advokatfirmaet Kluge, Stavanger, which are not expected to exceed NOK 250,000 based on hours worked and the normal market rate for such services
- Fees payable to Thommessen Krefting Greve Lund AS, Oslo, which are not expected to exceed NOK 750,000 based on hours worked and the normal market rate for such services
- Fees payable to the auditors Ernst & Young, Bergen, which are not expected to exceed NOK 2,000,000 based on hours worked and the normal market rate for such services
- Other directly attributable costs, including printing, distribution and advertising costs, VPS fees, prospectus fee payable to the Oslo Stock Exchange, etc, which are estimated to total approx. NOK1,830,000.

1.3.12 Lead Manager
The Lead Manager in respect of the Public Rights Issue is First Securities ASA.

1.3.13 Account manager, issuer and securities no.
The Company's shares are listed on the Oslo Stock Exchange under ticker code PAN. For trading purposes, a block of shares in Pan Fish comprises 2,000 shares. The Company's shares are registered in the VPS. The Company's securities number is ISIN NO 000 3054108. The Company's account manager is Nordea, Issuer Services.

1.3.14 Miscellaneous
The Company's address is:
Pan Fish ASA
Maskinveien 32
4033 Stavanger
Norway

Tel.: + 47 70 11 61 00
Fax: + 47 70 11 61 34

Any document to which this Prospectus refers is available upon request from the Company's registered office. The Company's organisation no. is NO 964 118 191. The Company is a public limited company (ASA) and is subject to Norwegian law.

2. Pan Fish

2.1. Business idea, goals and strategy

Pan Fish is a dedicated global aquaculture group, whose shares are listed on the Oslo Stock Exchange. As a focused and cost-effective aquaculture group, Pan Fish will participate in the further restructuring of the aquaculture industry, if this is seen as provididing added value to the Company's shareholders.

Vision
Pan Fish shall be the lowest-cost supplier of quality salmon to the global market.

Business idea
Pan Fish shall be the world's most efficient producer, processor, distributor and marketer of Atlantic salmon. The Company shall be present, either through its own operations or together with partners, in the most important production areas and markets. Pan Fish shall be one of the leading global players within the industry. The Company's objective shall be to create the best shareholder value in the industry and be an attractive workplace in which employees can develop and grow. The Company's primary customers are professional buyers who demand high quality and delivery performance.

Goals and strategy
Pan Fish is a leading global aquaculture group dedicated to the production of Atlantic salmon and with operations in Norway, the UK, Canada, the USA and the Faeroes. Pan Fish also owns two large processing plants in France and Denmark. Over the past 12-15 months, the Group has undergone a major restructuring effort to establish a sustainable foundation on which to build the market's most cost-effective production of quality farmed salmon. In common with all other raw material production, salmon farming has been, and will probably remain, a highly cyclical business. Focus on cost-effective operation is therefore crucial to the achievement of an earnings level that provides shareholders with the best return on investment in the industry over the long term. At the same time, the risk of financial collapse can only be eliminated through a combination of the lowest production cost and a solid equity base.

A strategy based on the lowest-cost production of quality salmon includes an uncompromising focus on quality, traceability and delivery performance. These factors are crucial to achieving the lowest costs throughout that part of the value chain which is controlled by Pan Fish: from smolt to finished product delivered to the customer. Pan Fish shall maintain a constant focus on fish health and biological security, which are the most critical elements in the sustainable production of farmed salmon. Pan Fish's strategy gives priority to long-term partnerships with selected, large customers so that quality in its widest definition can be tailored to meet their requirements and an optimised logistics framework can be established. Integrated and efficient movement through the value chain will ensure deliveries are made at the agreed time, at the right level of quality and with full traceability.

Focus areas
To realise Pan Fish's overall vision, the Company will focus on the following areas in particular:

- Exploit the improvement potential inherent in the strategic crossing of salmon parents
- Improve and maintain a high level of smolt quality
- Reduce mortality at sea
- Reduce feed costs and the feed factor (FCR)
- Reduce biological risk by means of increased focus on fish health
- Establish strategic alliances to improve the exploitation of by-products
- Develop good systems for internal information and staff training to ensure that all employees are familiar with our goals and strategies, and therefore know what is expected of them
- Create benchmarks against the best performers within each area to become "best in class" as quickly as possible, and no later than 2008

- Measure quality in terms of customer-specific requirements and, where relevant, in relation to the proportion of superior quality product delivered (price per kilo gutted fish delivered to the market)
- Balance capacity usage in the Company's current infrastructure and production facilities
- Further develop the Company's market strategy
- Ensure that all parts of the organisation are working in support of our goal of being the lowest-cost producer

Core competence and organisation
The Pan Fish Group is organised to focus on its operative business activities, with a small but highly visible management team adapated to the new structural model. Production control, including fish health/biology, is a high-priority area throughout the Group. Delegation of specific authority and close monitoring of the business at local level will form the basis on which the individual units are run.

Efforts are currently underway to identify internal competences and development, recruitment and termination programmes are being implemented to ensure that the Company has the required competences and the right focus at all levels in relation to the critical success factors outlined above.

Short-term focus
In the short-term Pan Fish will focus on the following:

- Improving cost-effectiveness, with particular emphasis on biological performance
- Financial reporting and cash management
- Measures to reduce the balance sheet, including the sale of non-core businesses
- Developing sales and marketing strategies appropriate to our production philosophy

Pan Fish is currently implementing a wide-ranging programme of operational improvement measures. Increased cost-effectiveness will make the Company the most efficient salmon farmer in all the regions in which it operates. Improvement measures have been initiated throughout the value chain, from smolt through to harvesting, processing, sales and logistics.

Cost-cutting in the aquaculture business is a demanding process and is only possible through a concentrated effort over time. This is because the fish that are in the sea today have largely passed that stage during which production costs can be significantly reduced. The potential lies in the smolt that are due to be transferred to the sea this year and next, and will be visible in the profit and loss account when they are harvested 12 to 18 months after transfer. The effect that more cost-effective operations will have on liquidity will, however, be felt at an earlier date.

2.2. History

Pan Fish ASA, formerly Pan Fish Holding AS, was incorporated in 1992. In the same year Pan Fish acquired interests in a number of Norwegian and Canadian aquaculture companies. Following the merger of four Canadian aquaculture companies, the company Omega Salmon Group Ltd (now Pan Fish Canada) was established in 1994. In 1995 Pan Fish completed its first share issue in which external financial investors became shareholders. Through the issue, Pan Fish raised approximately NOK 48 million in new share capital. At the same time the Company's stake in Pan Fish Canada was increased to 80%. In 1995 the Company changed its name from Pan Fish Holding AS to Pan Fish ASA.

In 1996 Pan Fish acquired a number of companies in Norway and abroad, which increased the Company's fish farming capacity. In 1997 Pan Fish pursued its expansion strategy through further acquisitions. These included aquaculture companies in Norway, the UK and Canada, the processing companies Norsk Sjømat AS and Saumon P. Chevance (a French salmon smokery). At the same time as Pan Fish was floated on the Oslo Stock Exchange in 1997, the Company carried out a new share issue worth approximately NOK 102 million. Pan Fish raised a further NOK 300 million in subordinated capital through the issue of a convertible bond loan. Throughout 1998 Pan Fish expanded its sales and distribution capability by means of acquisitions and the establishment of sales offices. The Company's production capacity in the UK was also increased as a result of further acquisitions.

In 1999 Pan Fish acquired a majority stake in the major Norwegian aquaculture companies Seafood Farmers AS and Norway Seafarms AS, with a total of 32 production licences. As a result of the latter acquisition, Pan Fish also gained its own salmon farming facilities in the Faeroes. Additional Norwegian salmon farming acquisitions in 1999 included Aukra Seafood AS and Delfa AS. In 2000 Pan Fish acquired a number of companies and interests in companies operating within the pelagic sector. These formed the basis for the newly created subsidiary Pan Pelagic ASA. Pan Fish also created the subsidiary Pan Marine ASA to develop the farming of marine species (species other than salmon and trout.

With the acquisition in 2001of the Norwegian aquaculture companies Salmonor AS and Gjølaks AS (with a combined total of 12 fish farming licences), Pan Fish today owns 43 fish farming licences stretching from Sognefjorden to Romsdal.

In 2001 majority interests in the subsidiaries Pan Pelagic and Pan Marine were demerged through extraordinary dividend payments from Pan Fish. Both Pan Marine ASA and Pan Pelagic ASA raised new equity through rights issues, and Pan Pelagic was floated on the Oslo Stock Exchange. Pan Fish subsequently acquired 99% of Pan Pelagic ASA.

In January 2002 Pan Fish undertook a share issue which grossed NOK 260 million. 2002 was characterised by low salmon prices and falling profitability in the aquaculture sector. An outbreak of disease followed by fish mortality and low product quality in Pan Fish's Canadian aquaculture business had a particularly negative impact on Pan Fish's financial results. Reduced sales opportunities for Norwegian-produced herring fillet led to losses in Pan Pelagic's consumer products area. This was a contributory factor in Pan Fish's decision, in the autumn of 2002, to dispose of its majority interest in the subsidiary Global Fish (owned by Pan Pelagic ASA). In addition, interests in several purse-seiners were sold. Pan Marine ASA went into liquidation in May 2003.

A very difficult period for Pan Fish started in 2002. The Company had a very high level of debt, which it was unable to service in a market characterised by low and falling salmon prices, and it became necessary to refinance the Company. In addition, Pan Fish's wholly-owned Canadian subsidiary (Omega Salmon Group Ltd) was hit by substantial quality problems and the viral illness IHN. The refinancing package agreed in January 2003 provided the basis for the Company's continued operation. The Company's banks and bondholders contributed to the provision of new equity capital partly through the conversion of debt and partly through an injection of cash, as well as the refinancing of its remaining loans.

A new board of directors was elected at the annual general meeting on 10 January 2003, and Atle Eide was appointed chief executive on 12 May 2003. The Board immediately began the development of a new business plan for the Company, with the long-term objective of rebuilding production to a level appropriate to the value of the Company's fixed assets and licences.

During 2003, however, it became clear that the refinancing package which had been put in place in January of that year was going to prove inadequate. Pan Fish's board of directors agreed a new refinancing package with the banks on 30 September 2003, and an extraordinary general meeting of shareholders in the Company was held on 10 October 2003 to approve the deal, which provided a NOK 900 million boost to the Company's equity through the conversion of debt to shares and a subordinated convertible loan.

2.3. Operating structure

Pan Fish has organised its operations around the four aquaculture regions: Norway, Scotland, the Faeroes and North America. These are in turn divided into autonomous units with their own managements, while major economies of scale within the regions are exploited in such areas as procurement, competence-building and key account management through cost-effective, and goaloriented networking. This division along regional lines means that the various geographic units can be individually monitored and their operations optimised. The aim is for each region to cover the entire value chain from smolt to customer. In addition, Pan Fish has two processing plants, in France and Denmark, and a sales office in Japan. All the businesses report directly to the chief executive and the chief commercial officer. Group management in Stavanger and the subsidiaries maintain an open and frequent dialogue. Their efforts are based on common goals, a strong desire to be the lowest-cost producer, solid expertise, mutual respect, a high degree of motivation and close monitoring of adherence to plans, with strong emphasis on the immediate implementation of corrective measures. The figure below shows the current operational structure within the Pan Fish Group.


PAN FISH ASA
SALMON FARMING
VAP
DISTRIBUTION
PAN FISH NORWAY
PAN FISH SCOTLAND
PAN FISH CANADA
PAN FISH USA
PAN FISH FAREOE ISLANDS
PAN FISH FRANCE
VESTLAX HIRTSHALS
PAN FISH JAPAN

2.4. Core business

Pan Fish's core business is the production of farmed salmon. In 2003 the total volume of harvested salmon amounted to 77,200 tonnes gutted weight, distributed as indicated in the table below. The table also shows Pan Fish's long-term goals in relation to expected harvested volume in 2007/08:

	Volume harvested in 2003 (tonnes gutted weight)	**Target for 2007-2008** (tonnes gutted weight)
Norway	29,200	30,000 - 36,000
Scotland	18,300	20,000 - 25,000
North America	17,600	28,000 - 36,000
Faeroes	12,100	6,000 - 8,000
	77,200	**84,000 - 105,000**

Pan Fish harvested around 93,575 tonnes round weight of Atlantic salmon (77,200 tonnes gutted weight) in 2003. This equals around 8.5% of the total global supply, which was 1.1 million tonnes round weight. The Company will have a smaller share of the total global supply in 2004 due to lower harvesting volumes.

2.4.1 Pan Fish Norway

Pan Fish Norway farms Atlantic salmon, including smolt production, harvesting, packing and sale. A filleting facility is currently being set up at the plant in Herøy, which will take over the filleting that has to date been undertaken at Pan Fish's Aukra site. By means of a merger process, these activities are now integrated into one company, Pan Fish Norway. The main markets for the company's products are France, the UK, Japan, Russia, Spain, the USA and Norway, where the company is one of the largest suppliers of Atlantic salmon. Pan Fish Norway is run from a small, efficient head office in Ålesund, with Øyvind Tørlen as its managing director.

Smolt

Pan Fish Norway is focusing particularly on optimising the company's production of smolt. Following a strategic decision not to produce smolt for third-party sale, the company has reduced the number of sites at which smolt are produced from 15 to 9. Efforts are being made to consolidate and improve the efficiency of smolt production through a further reduction in the number of sites, while capacity at the best sites is increased.

Smolt quality is one of the most important factors which determines the biological performance of fish generations through their entire lifecycle. It is vitally important to produce enough smolt, so that the largest and best individuals can be selected for transfer to the sea and thus achieve the highest possible quality and lowest possible production costs.

Following its restructuring, the company will still have enough smolt production capacity at the 9 sites currently in operation to meet its own requirements, with a production capacity of around 10 million smolt per year. It is possible to upgrade the existing sites in future if a further increase in production capacity should become necessary.

Pan Fish Norway has sufficient broodstock licences to produce the roe it needs for its own smolt production. This provides the company with the flexibility to produce its own roe if necessary, even though roe production is not currently part of the company's official strategy. There are professional roe suppliers, which focus 100% on the development of breeding stocks and the production of high quality eggs. Pan Fish Norway has secured access to externally produced roe from specialist producers through long-term supply contracts.

Marine phase – sites and production conditions

Pan Fish owns 43 ordinary licences, each of 12,000 m^3, for the sea-based farming of salmon and trout in Norway. The sites at which Pan Fish Norway operates its farming facilities are well located along the coast from Sognefjord to Romsdal. The concentration of licences in the area around the new processing plant at Herøy provides the basis for extremely effective logistics between the farms and the processing facility.

Production in 2004 is expected to reach around 27,000 tonnes of gutted fish. Future production capacity will depend on the introduction of any measures by the government to limit production after the termination of the feed quota scheme in 2005.

Pan Fish Norway's sites are of good quality, not least in terms of such important factors as:

- water circulation (throughput of 15-35 cm per second)
- water quality (purity and oxygen content)
- depth (depth beneath the seawater cages varies between 50 and 400 m)
- distance between sites (Pan Fish Norway is located at a great distance to other fish farmers)
- temperature (rarely warmer than 17°C or colder than 5°C)

Processing and packing

Pan Fish Norway will in future operate one processing plant.

The processing facility at Herøy (formerly Jørgen Vågsholm) is one of the largest, and undoubtedly one of the most modern, salmon and trout processing plants in the world. The facility opened in May 2003 and has since then maintained optimised operations by means of daily production runs. The plant can process 40,000 fish per shift, which is more than enough to service Pan Fish Norway's entire production output. It can also freeze up to 100 tonnes of product a day. Pan Fish Norway has already succeeded in attracting external processing volumes, and will continue its efforts to increase the amount of external processing it undertakes in order to exploit economies of scale at the plant. The centralisation of processing at the Herøy plant is expected to result in both cost and quality benefits.

Pan Fish Norway AS has an agreement regarding the supply of well boat services for the transport of fish between its farms and the processing plant. In the event of a serious breach of contract, the agreement may be terminated with two years' notice. If notice of termination of the agreement is given before 1 February 2007, Pan Fish Norway AS is obligated to pay the sum of NOK 5 million in compensation. In addition, the supplier has the option of selling the well boat to Pan Fish Norway AS. The purchase price is the cost price at the time of purchase, with the addition of enhancements made during the period. The cost price is estimated to be in the region of NOK 30 million +/- NOK 2 million.

Sales

The fish that Pan Fish produces in Norway is sold through the company's own sales organisation. Operationally, the sales function is an integrated part of Pan Fish Norway's organisation and is located together with its administration in Ålesund. The Sales department is made up of highly qualified personnel with long experience of the industry.

Fish health

One of the most important parts of the Company's fish farming operations is the development and maintenance of good, long-term fish health.

In accordance with the public veterinary authorities' requirements, and in the interests of a healthy marine environment, Pan Fish Norway lets its facilities lie fallow between generations. Veterinary requirements with regard to the amount of time the facilities should be allowed to lie fallow vary from district to district, but are never less than 2 months. Pan Fish Norway systematically monitors its fish for salmon lice, in accordance with applicable regulations. From 2000 until January 2002, Pan Fish Norway experienced 4 outbreaks of ISA (in the same geographic area). There have been no further outbreaks since January 2002. In Norway, IPN is the most financially damaging disease to affect freshwater production. The disease also affects fish that have been transferred to the sea, but rarely after the first summer. The disease is caused by a virus which belongs to the normal marine flora.

In recent years, heart and skeletal muscle inflammation (HSMI) has been recorded sporadically in southern Norway. The illness affects fish in the first-half of the marine phase, with the most important causes of financial loss being reduced growth and moderate mortality rates. Pan Fish Norway has experienced losses resulting from HSMI. It is assumed that the disease is infectious, and it should therefore be possible to protect the fish by means of vaccination. Pan Fish Norway and its vaccine supplier have started a programme to develop an adequate vaccine.

During the marine phase, winter ulcers on fish approaching harvesting weight are a frequent cause of quality downgrades and subsequent loss of value. The problem is now being addressed strategically, with operating improvements as well as collaboration with vaccine producers to enhance the efficiency of available vaccines.

Salmon deformities have been a varying problem for the Norwegian aquaculture industry. Losses are primarily due to increased quality downgrades. The percentage of fish that is downgraded varies from year to year. In some years it has an insignificant financial impact, in other years it is the most important factor. Research has previously shown that deformities are caused by too high a temperature during the early phases of life, eg during the incubation phase. Despite the fact that this issue was remedied a long time ago, certain year groups contain far too high a percentage of "short-tails". Research into fish nutrition is expected to shed more light on this problem.

Pan Fish Norway places particular emphasis on disease prevention. Each smolt which is transferred to the sea is vaccinated against five different diseases: vibriosis, cold water vibriosis, furunculosis, IPN and winter ulcers. The use of antibiotics is very low in Norway generally. Pan Fish Norway's usage is lower than the national average.

Pan Fish Norway has also initiated specific development projects in collaboration with strategic partners and suppliers.

2.4.2 Pan Fish Faroe Islands

In the Faeroes Pan Fish's operations include smolt production, farming, processing and sales. The Laksa-aling Group in the Faeroes has recently been refinanced. Pan Fish's stake in the company at that time was 56.3%. As part of the refinancing package, it has been decided that Pan Fish should participate in three share issues, each of DKK 5 million, bringing the investment to a total of DKK 15 million. This will bring Pan Fish's shareholding up to 72.5% by the spring of 2005. Part of the refinancing package involved the conversion of debt to equity in the amount of NOK 120.4 million. A number of feed suppliers have, moreover, released the company from liability for a total of NOK 39.5 million in accounts payable.

In addition, Pan Fish owns 67% of the Vestsalmon Group, which comprises a processing plant and associated sales organisation, and the secondary processing company Vestlax Hirtshals.

Due to the extremely difficult fish health situation in the Faeroes, Pan Fish as decided to slaughter all the fish held at sea, and not transfer any new smolt to the sea during 2004. The plan is to transfer new smolt to the sea in the spring of 2005, if an evaluation of the fish health situation at that time indicates it would be appropriate to do so.

Pan Fish's salmon farming operations in the Faeroes consist of a small and cost effective organisation, which is headed by Ragnar Joensen. Mr Joensen will be in charge of rebuilding the Company's activities in the Faeroes.

Smolt

Good quality smolt is a precondition for efficient fish farming operations. Pan Fish has amalgamated all its smolt production in the Faroes at one modern facility at Oydnarfjørdur. This will both reduce costs and ensure that all the smolt that are transferred to the sea are of top quality. Water circulation at the smolt production facility is excellent, and the facility itself is based on advanced recycling technology. It produces smolt of up to 200 g, which means that the time the fish need to spend in the sea is reduced by up to four months. The shorter marine phase reduces the fish's exposure to disease.

Marine phase – sites and production conditions

Pan Fish Faroes has a production capacity corresponding to upwards of 11 Norwegian licences, located at the three sites: Oyndarfjord, Vik and Vedrandes. The aim is to gradually build production up to 7,000-8,000 tonnes. Øyndarfjord is an excellent location with extremely good water and current conditions. Vik and Vedranes are also good locations, with a more protected environment, which results in somewhat weaker currents.

Processing and sales

P/F Vestsalmon comprises a processing plant and a sales organisation that sells fish for Pan Fish and Vestlaks, which is a co-owner of P/F Vestsalmon. Vestsalmon is a modern processing plant capable of handling around 20,000 fish a day, based on two-shift operations. Vestsalmon is located at Kollafjordur, a 20-minute drive from Torshavn. Frimund Hansen is P/F Vestsalmon's managing director.

Fish health

The most important diseases affecting the aquaculture industry in the Faeroes are largely the same as those in Norway. Up until 2003, the Faeroes experienced a substantial growth both in the total volume of productin and the number of sites. This growth came to an abrupt end when the ISA epidemic hit the country in 2002. The Faeroes have historically not had as stringent fish health legislation as in Norway. Basic disease prevention measures, such as the segregation of year groups, allowing sites to lie fallow for specific periods and limits on the size of production allowed under each licence, have not been put in place. The production situation as it has developed over the past two years is largely a result of non-sustainable production methods and the low price of salmon. As a result of the high risk involved, Pan Fish has decided not to transfer any smolt to the sea in the Faeroes in 2004.

Like Norway, the Faeroes has established a National Action Plan to Combat ISA, which has now come into force. It has been crucial for Pan Fish to evaluate the impact of this plan, as well as the way it will be followed up by both industry players and national authorities. It is the Company's view that major progress has been made with regard to reducing the biological risk, though it feels that future developments need to be closely monitored. Initiatives have also been taken to carry out vaccinations against ISA in the Faeroes. An effective vaccine has been developed, but it requires EU Commission approval before such a vaccination programme can be implemented. Initially, therefore, only a limited project will be undertaken. Pan Fish Faeroe Islands is working closely with the local veterinary authorities and the aquaculture industry association in this area.

In addition, a number of conventional disease-prevention measures are being introduced, as well as wide-ranging operational changes along the lines of those implemented at Pan Fish Norway and Pan Fish Scotland. Pan Fish Faeroe Islands vaccinates its fish against the same diseases as in Norway.

The Company envisages a continuous evaluation of the biological risk, with a step-by-step increase in production volumes.

2.4.3 Pan Fish Scotland

Pan Fish's aquaculture business in Scotland is operated through the wholl-owned subsidiary Pan Fish Scotland Ltd. (formerly Lighthouse of Scotland Ltd.) Pan Fish Scotland's managing director is Odd Geir Oddsen. The company's customers include the majority of large consumers of salmon products in the UK and France. In recent years the company has supplied for than 50% of the Scottish salmon sold to Japan.

In 2002 Pan Fish Scotland took over the operations of the Scottish company Highland Fish Farmers Ltd ("Highland"). Under the terms of the takeover agreement, the production licences are owned by Highland, but are leased to Pan Fish until 2008. Pan Fish is currently negotiating a final agreement to resolve issues relating to ownership of the licences and formalise title to them.

The takeover of Highland's business affords several advantages for Pan Fish Scotland. The increased production capacity contributes to securing the company's position as a major aquaculture producer in Scotland/UK. Highland's production complements Pan Fish Scotland's own production, and the company can now supply customers with fish all year round. For various reasons, operations at Pan Fish Scotland's own sites have been based mainly on the transfer of smolt to the sea during the autumn (zero-year-olds). The takeover of Highland has enabled Pan Fish Scotland to allow an entire fjord system to lie fallow at the same time, which significantly reduces the risk of disease.

Smolt

Pan Fish Scotland normally transfers 3.5million to 4 million smolt a year to its marine farming facilities. Pan Fish Scotland's own production of smolt covers around 50% of its total smolt requirement. In the longer term, the Company will consider whether to build a separate smolt production facility to make its Scottish operations self-sufficient in smolt. Alternatively, a long-term partnership agreement with a local producer may be entered into.

Marine phase – sites and production conditions
Pan Fish Scotland has licences to farm fish at 34 sites. The sites are grouped together at Loch Fyne, Kyles of Bute and the Isle of Mull on the west coast of Scotland, northwest of Glasgow, and at two places on the north coast of Scotland.

By applying for production licences at new locations, and requesting permission to expand production volumes under existing licences, Pan Fish Scotland (including Highland) aims to increase production capacity in the medium term to around 22,000 tonnes of gutted fish within the areas in which the company currently has operations. The company cannot say with any certainty whether these applications will be granted.

Processing and packing
Pan Fish Scotland owns and operates its own processing and packing plant at Cairndow in Loch Fyne. The plant has been upgraded in 2004, which will made Pan Fish Scotland self-sufficient with regard to processing in the future. Processing capacity in Scotland is currently limited. The company therefore plans to sell some of its processing capacity to other aquaculture producers. The plant currently has a processing capacity of around 22,000 fish per day.

Sales
Pan Fish Scotland has its own fully integrated sales department. Pan Fish Scotland sells fresh, gutted salmon to partner customers in the British domestic market. Around 40% of its output is sold to a small number of long-term customers in export markets. France, the USA and Japan are the main markets.

Pan Fish Scotland's market position in the UK is particularly strong. As a result of extensive marketing and customer contacts over a long period, the company has developed strong relations with major smokeries, distributors and supermarket chains. These are demanding customers, who require full "traceability" (documentation detailing where the fish was farmed, what type of feed it was given and other production data), reliable delivery performance, high quality and freshness.

In order to meet the requirements of such strong customer relations, Pan Fish Scotland's sales activities are well integrated with the company's farming operations. Production and harvesting is planned in accordance with customer requirements. Pan Fish Scotland feels that such close relations with its customers give it an advantage by reducing its market risk.

Fish health
Pan Fish Scotland has maintained a very good health record, with extremely small losses during the marine phase. A strategic objective for the Company, therefore, is to continue this trend. Infectious pancreatic necrosis (IPN) and salmon lice infestations have been the most serious problems. No approved vaccines with an effective IPN component are available in Scotland, as they are in Norway and the Faeroes. The company is working together with pharmaceutical manufactures and the rest of the aquaculture industry to obtain approval for such vaccines.

2.4.4 Pan Fish North America
Pan Fish's aquaculture business in Canada and the USA is operated through the wholly-owned holding companies Pan Fish Canada (formerly Omega Salmon Group Ltd) and Pan Fish USA (formerly Cypress Island Inc.). The companies have a joint administration and head office in Campbell River, British Columbia, and are led by managing director Keith Bullough.

Pan Fish Canada
Pan Fish Canada is a fully integrated salmon farming company, comprising broodstock, smolt production, marine farming facilities and processing. Pan Fish Canada is currently operating at reduced capacity as a result of facilities being allowed to lie fallow and other after-effects of the viral illness IHN and the Kudoa parasite. However, the company is positioned to rebuild its biomass in a sustainable manner, through improved smolt quality and vaccination against IHN (see section 6.3 "Operational risk").

Smolt

Pan Fish Canada has previously produced smolt at two freshwater and two brackish water facilities. Pan Fish Canada has now built a new and modern smolt facility at Ocean Falls. With effect from 2004, this facility will produce all the smolt the company needs for its own use, and is expected to make a significant contribution towards our goal of becoming the lowest-cost producer. The first year's production was transferred to the sea during the spring of 2004, and the impact of higher smolt quality can already be seen in the form of improved growth and reduced mortality.

Another freshwater facility will be used for incubation and fry production. Pan Fish Canada has the capacity to expand smolt production as soon as the biological problems experienced in the marine phase have been resolved. The investment at Ocean Falls is an important step in the battle against both Kudoa and IHN. The new smolt facility at Ocean Falls produces smolt of a quality, robustness and size which is the best in the region, and far better than that the company has previously produced in Canada. The foundation for the fish's performance at sea is laid during the freshwater phase. In the same way as with ISA, the fish's size, robustness and evenness is crucial to its ability to withstand infections while it is at sea. At the same time, the reduction in time between transfer to the sea and harvesting will reduce the fish's total exposure to infection.

Marine phase – sites and production conditions

Pan Fish Canada has a total of 32 fish farming licences (translated into Norwegian licence size), with operations at 20 different sites: 10 sites in the Port Hardy area and 10 in the Campbell River area. Pan Fish Canada is currently operating only 7 of these sites due to outbreaks of IHN during the period 2001-2003. Pan Fish Canada has, historically, been an extremely profitable company, with low costs and a high proportion of Superior quality product.

Processing and packing

The company's own processing plant burned down in February 2003. While waiting for new facilities to be built, Pan Fish Canada leased processing capacity which it operated with its own employees. However, a new, more efficient processing plant at Port Hardy has now gone into operation, with an annual production capacity of 50,000 tonnes. Working two shifts a day, the processing plant can, in practice, handle all the salmon produced in British Columbia. Since in-house production will remain low before being gradually built up again in the coming years, the company has entered into processing agreements with other fish farmers.

Fish health

IHN

To protect itself against future outbreaks of IHN, Pan Fish has recently implemented a number of measures, including trials and testing of a revolutionary new IHN vaccine. The vaccine has been developed in collaboration with Novartis (Ciba-Geigy), and all the test results have so far ben positive. Pan Fish and the rest of the aquaculture industry have high hopes for this vaccine, and a commercialisation of this project is expected.

In addition to work on the vaccine, Pan Fish has implemented a number of operational changes to reduce mortality in the production phase. These include:

- Stringent standards with regard to smolt quality. A key element in this strategy is the construction of a new smolt facility at Ocean Falls
- Conventional measures such as segregation of year groups, allowing facilities to lie fallow for a period and lower fish densities.
- General focus on good animal husbandry, with ideal nutritional status playing a central role in the fish's ability to withstand disease
- Last, but not least, continual training and development of both managers and employees

Today, Pan Fish has no IHN at any of its sites.

Kudoa
Kudoa is not a disease as such. The fish do not become sick or die as a result of Kudoa infestation. However, the Kudoa parasite causes an enzymatic reaction that results in "soft flesh syndrome", which has a negative impact on the product's shelf-life. The Kudoa parasite is widespread in nature, not only on the west coast of North America, but also in other parts of the world where salmon farming takes place. Wild fish represent a natural reservoir, and the effects of the parasite have been documented in relation to a number of wild fish species as far back as the 1920s.

In contrast to the viral illness IHN, financial losses resulting from Kudoa can be reduced to a minimum even if the fish retains a certain infestation level. It is probably possible to arrive at such a situation through conventional measures. To eliminate Kudoa as a sporadic and potential cause of financial losses, the industry will have to have access to some kind of post-infestation medication or an effective vaccine.

Measures to combat Kudoa are largely the same as those applied in relation to IHN, and a number of such measures have been implemented. No vaccine against Kudoa currently exists, but such a vaccine cannot be ruled out in the future. Pan Fish is involved in several projects which are at too early a stage to have produced any results. The most important measure against Kudoa infestation that exists today, is the size and quality of the smolt being transferred to the sea. Good animal husbandry is, moreover, of vital importance – not least the feeding and nutritional status of the fish during the post-smolt phase.

Pan Fish Canada produced 5,500 tonnes of gutted fish in 2003, compared with a total annual production capacity of 23,000 tonnes gutted weight. Production in Canada will gradually, and in controlled stages, be increased from today's level.

The measures implemented to combat IHN and Kudoa, as well as other changes in production routines, including better feeding and operational procedures during the marine phase, are expected to result in major biological improvements, particularly with regard to mortality and production risk.

Pan Fish Canada has entered into an agreement with the native Kitkatla people with regard to the development of 10 new aquaculture sites on the north coast of British Columbia. Total capacity under these licences would be 12,000-14,000 tonnes round weight per year, corresponding to 14-17 Norwegian licences. This agreement represents an opportunity for Pan Fish to further increase its production capacity in Canada at a later date.

Pan Fish USA
Pan Fish USA is the only aquaculture company located on the US west coast. Proximity to the Amercian market gives Pan Fish USA a transport advantage over producers in Canada and Chile.

Broodstocks and smolt
Pan Fish USA has its own broodfish programme and is self-sufficient in roe for its own smolt production. The company produces all the smolt it requires. Pan Fish USA has production at 2 freshwater facilities, 1 for smolt production, the other for broodfish. Historically the company has produced between 1.2 million and 2.6 million smolt annually. It has been decided to upgrade the smolt facility to improve the quality of the smolt produced and pave the way for improved biological performance.

Marine phase – sites and production conditions
Pan Fish USA has 8 farms, all located in the area around Puget Sound. Historically these sites have produced between 10,000-12,000 tonnes round weight annually. Pan Fish USA has a total annual production capacity of 8,000-12,000 tonnes round weight, corresponding to 16 Norwegian licences. 9,300 tonnes gutted weight of fish were processed in 2003.

Processing and packing
Pan Fish USA does not have its own processing plant, but leases processing capacity elsewhere. The bulk of Pan Fish USA's production is destined for the traditionally lucrative whole-fish market.

Sales

Sales activities are conducted under the umbrella of Pan Fish North America by an integrated sales organisation, which has two sales offices, in Boston and Seattle. The company currently undertakes the sale of fresh, gutted fish to the US market. Pan Fish North America's customers are primarily supermarkets, retail chains, distributors and wholesalers.

Fish health

For a long time Pan Fish USA has suffered from a high mortality rate during the marine phase. This is largely due to sub-optimal production conditions at the Scatter Creek smolt facility, a lack of rigour with regard to allowing marine production facilities to lie fallow and segregating fish into year groups, too many fish of too poor quality at the sites, as well as outbreaks of sea-borne amoebic gill disease. Amoebic gill disease, in particular, has led to substantial financial losses in the past two years. The disease is effectively treated with freshwater, but access to such water is limited and treatment is therefore both expensive and time-consuming.

During the current year, Pan Fish USA is undertaking a major turnaround with regard to disease prevention and improved biological monitoring. Once again, conventional measures modelled on those implemented in Norway and Scotland are being put in place. In addition, surveillance models tailor-made for Pan Fish USA are also being established. The impact of this turnaround can already be seen in the sites' biological performance, but will not be visible on the bottom line before the next year-group is harvested in 2005.

2.4.5 Value Added Products (VAP)

Pan Fish France

Pan Fish France is one of the largest producers of smoked salmon in France. The company plays a leading role in the export of French smoked salmon to Italy. In addition to supplying own-brand goods for major retailers, Pan Fish France also markets its own brand-names. The company is centrally located in Finisterre, Britanny, and is led by Andrew Colvin. The company employs 280 people full time, increasing to 400 in the high season. The company's main task is to supply high quality smoked salmon to its customers, as well as introduce innovative new products to the market. Production has recently been automated, which will help to make Pan Fish France an even more active and competitive player in the market.

Vestlax Hirtshals

Vestlax Hirtshals is a processing operation, located in Hirtshals, Danmark, and has grown into the largest private employer in the local area. The business employed the equivalent of 270 full-time staff in 2003. Vestlax Hirtshals has elected to concentrate on the production of smoked salmon, cured salmon and salmon portions. Vestlax Hirtshals is an export-oriented business. Almost all its production output is sent to supermarket chains in western Europe. The company's managing director is Jógvan Djurhuus.

Pan Fish Japan

Pan Fish Japan was established in 2001 with the aim of increasing sales in the Japanese seafood market. The company's task remains to promote Pan Fish's products in this market. Pan Fish Japan achieved gross revenues of NOK 100 million in 2003. The company's main products are salmon products from Pan Fish, though it also supplies various other seafood products such as sea bass, tuna, crab, monkfish, redfish and mackerel. Pan Fish Japan is led by Charlie Wu, who also owns 40% of the company. Its offices are located in Tsukji, in the heart of Tokyo. Pan Fish Japan is ideally situated to achieve many years of sales growth in the world's largest seafood economy.

2.5. Associated companies – shares and shareholdings

The list provided below is not exhaustive. For further information please see the financial statements for 2003 (Appendix 2).

Austevoll Havfiske AS
Pan Fish ASA holds 11.9% of the shares in Austevoll Havfiske. The Møgster group is the largest shareholder in the company, whose core business is pelagic fishing and aquaculture.

Shares in fishing vessels
Pan Fish today has interests in a number of pelagic purse-seiners, which under the new strategy are defined as non-core. These will therefore gradually be sold off. As at 30 June 2004, Pan Fish has interests in the following shipowning companies:

Østerbris AS	(49 %)
Magnarson AS	(6.76 %)
Nyholmen AS	(4.95 %)
Kvitskjær AS	(5.00%)
Hufthammer AS	(3.2 %)

2.6. Organisation, board of directors and management

Organisation
Pan Fish ASA was established in 1992 and is today the parent company in the Pan Fish Group. As at 30 June 2004, the Group had 1,233 people on its payroll, equivalent to roughly the same number of full-time jobs. The figure below shows how the organisation is currently structured.

ORGANISATION CHART FOR THE PAN FISH GROUP


ATLE EIDE
PRESIDENT & CEO
THERESE LOG BERGJORD
COMMERCIAL VICE
PRESIDENT
TRINE SÆTHER ROMULD
VICE PRESIDENT & CFO
CATO LYNGØY
VICE PRESIDENT
BIOSECURITY
EXECUTIVE MANAGEMENT
ØYVIND TØRLEN
MAN.DIR
PF NORWAY
ODD GEIR ODDSEN
MAN.DIR
PF SCOTLAND
KEITH BULLOUGH
MAN.DIR
PF NORTH-AMERICA
RAGNAR JOENSEN
MAN.DIR
PF FAEROE ISLANDS
ANDREW COLWIN
MAN.DIR
PAN FISH FRANCE
JOGVAN DJURHUUS
MAN.DIR
VESTLAX HIRTSHALS
EXTENDED TOP MANAGEMENT GROUP

The Group's head office, which is responsible for the overall monitoring of Pan Fish's core business activities, is situated in Stavanger. This is also the Group's registered business office. Group management will devote considerable time and energy to the necessary follow-up of cost developments and capital rationalisation in the coming years.

The Company's CEO, Atle Eide, receives an annual salary of NOK 2,450,000 as well as other remuneration in the form of a bonus (up to 30% of annual salary), company car, payment of up to 5% of the interest on a bank loan of up to NOK 3,000,000, and an individual pension scheme in which the

Company's obligations over and above the company's ordinary group pension scheme are limited to NOK 500,000 per annum, based on current salary. In the event that Mr Eide's employment is terminated, he is entitled, given that certain conditions are met, to 24 months' salary over and above a period of 6 months' notice. Mr Eide is entitled, under such terms and conditions as are so specified, to participate in any share option scheme which the board of directors may set up. The Board has, moreover, undertaken to enter into a share option agreement with Mr Eide, under the terms of which he will be awarded options in respect of 2 million shares, (20,000 following the share consolidation), at the share price in effect on the date on which his contract of employment was signed, ie 20 March 2003. The exercise price is to be adjusted in line with changes in the share's face value and/or changes in the number of shares resulting from a reduction in capital or similar event. Please see, section 4.1 for further details regarding options.

The Company's auditors are Ernst & Young AS, represented by auditor Finn Kinserdal, PO Box 6163, Posterminalen, 5892 Bergen. Ernst & Young AS were selected as the Company's auditors by the extraordinary general meeting of shareholders held on 10 October 2003.

The board of directors
The most recent change in Pan Fish's board of directors took place at the annual general meeting of shareholders on 29 June 2004. The same AGM also voted to set up a selection committee consisting of three people to be elected by the AGM and led by the chairman of the board. In addition to the chairman of the board, the selection committee now comprises Bård Syrrist (Nordea) and Endre Grønnestad (DnB). The board's composition is detailed below. The number of shares indicated in parentheses is the number of Pan Fish shares owned as at the date of publication of this Prospectus by the individual director, the director's spouse, children under the age of 18 or companies in which the individual director has such influence as stipulated in section 1-5 (1)(5) of the PLCA

Gabriel Smith, chairman (0 shares and 0 options)
Mr Smith (53), who lives in Oslo, gained a Master of Business Administration from Amos Tuck School (Hanover, New Hampshire, USA) in 1977. He is CEO of the Tinfos Group, a post he took up in 1990. Before that, Mr Smith was CEO of the privately owned company Ingeniør Christen Smith AS (a technical trading company) during the period 1984-90. From 1977 to 1984 Mr Smith was employed at Citibank London / Oslo, where he was responsible for industrial and oil-related investments. Mr Smith has particular experience and expertise in the negotiation of long-term raw materials contracts and strategic alliance building. He also has broad experience from previous board appointments, including as chairman of Tinfos Papirfabrikk (1983-90) and chairman of Tinfos Aqua (turbot farming at Kvinesdal and in Spain, 1987-90).

Arthur Duus, director (0 shares and 0 options)
Mr Duus (43), who lives in Bergen, gained a law degree from the University in Bergen in 1983 and an LL.M degree from Harvard Law School in 1990. Since 1991 Mr Duus has been a partner in the law firm Vogt and Wiig AS, where he has been employed since 1987. He has also served as an assistant judge and for a short period was attached to the University in Bergen and the Norwegian School of Economics and Business Administration Norwegian School of Economics and Business (NHH) as a researcher and lecturer. As a corporate lawyer, he has particular experience and expertise in contract and company law, mergers and acquisitions. In recent years a considerable proportion of his work has been related to companies within the fisheries and aquaculture sectors.

Pål Skoe, director (0 shares and 0 options) Mr Skoe was elected to the Board after being proposed by DnB NOR Bank ASA, which owns 114.879.619 shares in the Company.
Mr Skoe (53), who lives in Asker, gained his degree in Business Administration from the University of Lausanne, Switzerland, in 1975. He is CEO of DnB NOR Fiskeriutvikling AS, a newly established company within DnB whose objective is to look after the bank's investments in the fisheries and aquaculture sectors. Before taking up this appointment, Mr Skoe spent 6 years as head of DnB's Singapore office, with responsibility for East and South-East Asia, including China. From 1990-1998 he worked at DnB's head office in Oslo, in the shipping and energy sectors, most recently as head of section for those sectors. Previously, Mr Skoe worked for 10 years for Elf Aquitaine, during which

time he represented the company on a number of company boards, including some in the aquaculture industry. In addition to broad experience of finance and industry, Mr Skoe has particular expertise of operating in a multinational and multicultural business environment.

Kathrine Mo, director (0 shares and 0 options)
Ms Mo (38), who lives in Nesodden, gained a Licence HEC degree from Lausanne in Switzerland in 1988. From 1988 to 1993 she worked for Procter & Gamble, where she held a number of positions relating to brand management and development in the Nordic region. From 1993 to 1995 she was employed by Ringnes in a similar capacity. Ms Mo joined Coca Cola in Oslo as marketing director for the Nordic and Baltic regions/Russia in 1995, rising in 1999 to the position of country manager for Norway. During the period 2001-2002 she was director of SLB/HEI! Ms Mo is currently Chief of Marketing, Telenor Norway.

Bjørn Simonsen, director (0 shares and 0 options):
Mr Simonsen (51), who lives in Bærum, gained a Master of Business Administration degree from the Norwegian School of Economics and Business Administration (NHH) in 1977 and an MBA from the University of California, Berkeley. Mr Simonsen has held various positions in banking and finance, including credit department, new issue and broking activities, as well as 2 years as head of the broking desk in a New York based bank and as a participant in the formation of a new bank in Norway. He was a partner in a private banking and financial consultancy firm from 1989 to 1994, and a partner in Karl Johan Fonds, an advisory and stockbroking business, from 1994 to 2000. After the sale of Karl Johan Fonds AS to Gjensidige NOR he established SpoN as, and undertakes consultancy work in, among others, the fisheries and aquaculture sector.

Claes Östberg, director (0 shares and 0 options) Mr Östberg was elected to the Board after being proposed by Nordea Bank Norge ASA, which owns 166.554.585 shares in the Company, ref. section 1.2.3.
Claes Østberg (59), who lives in Uppsala, Sweden, gained a Master of Business Adminstration in 1968. From 1968 to 1974 he taught at the University in Uppsala. From 1974 to 1976 he was a director in the Swedish National Board for Industrial and Technical Development, and from 1976 to 1977 he was a negotiator in the Swedish State Holding Company. From 1977 to 2002 he held various positions in Sundsvallsbanken, Nordbanken and Nordea, most recently as deputy managing director and head of the International Division. He currently works as a financial consultant.

Directors' fees
At the AGM of 29 June 2004, the fee payable to the chairman of the board for 2003 was set at NOK 250,000, while the fees payable to the other board members was set at NOK 150,000 per director.

Group management
As at the date of publication of this Prospectus, Pan Fish's group management comprises the following people:

Atle Eide, CEO (0 shares and 2 million options, see section 4.1.7)
Atle Eide (45), who lives in Sandnes, gained an economics degree from Agder University College/Norwegian School of Management (BI) in 1981. From 1997 until he joined Pan Fish, he was group chief executive of the listed company Kverneland ASA, the world's largest manufacturer of agricultural and wine production equipment. From 1995 to 1996 Mr Eide was chief executive and responsible for building up the aquaculture company Hydro Seafood AS, where he was also a director until the company was sold to Nutreco N.V., today the world's largest producer of farmed salmon. Mr Eide was chief executive of the feed producer Skretting AS from 1989 to 1994, and from 1992 was also the marketing director of BP Nutreco Aqua. Prior to 1989 he was deputy chief executive of Eikmaskin AS, a machinery importer. Mr Eide is chairman of the investment company Energivekst and is a director of the investment company Br. Nordbø.

Trine Sæther Romuld, Chief Financial Officer (0 shares and 0 options)
Ms Sæther Romuld (35), who lives in Sandnes, qualified as a Certified Public Accountant from the Norwegian School of Economics and Business Administration (NHH) in 1993. Ms Sæther Romuld will take over responsibility for the entire accounting and finance area, including investor relations. She will also be responsible for IT systems development and the remaining sale of businesses. Ms Sæther Romuld was employed for 9 years at Arthur Andersen & Co / Ernst & Young AS, where she carried out audit and advisory work for large and medium-sized companies. She has also previously worked for for 4 years in a major international company where she was the finance manager for the Norwegian part of the business. This provided her with extensive operational, financial and management experience. Ms Sæther Romuld joined Pan Fish as Group Controller in September 2003. Since then she has been responsible for reorgnising the entire accounting and finance area, and introducing group-wide standards for accounting, budgeting and reporting. She also led the build up of a central accounts department. Ms Sæther Romuld has played a key role in the change processes that have taken place within the group since she joined in the autumn of 2003.

Therese Log Bergjord, Chief Commercial Officer (0 shares and 0 options)
Therese Log Bergjord (38), who lives in Stavanger, gained an economics degree from Stavanger College/Norwegian School of Management (BI) in 1989. Ms Log Bergjord will take over overall responsibility for the development and implementation of the Company's long-term sales and marketing strategy, as well as the supervision of certain operating units within the Group. Ms Log Bergjord joined Pan Fish as Chief Commercial Officer in September 2003. Before that she worked for 14 years at ConocoPhillips in a variety of management positions. Ms Log Bergjord has has extensive experience within the area of commercial development, including the implementation of major change processes, and the marketing and sale of gas and transport services. In addition she has worked with both financial and tax-related issues. Since joining Pan Fish Ms Log Bergjord has had overall responsibility for the Company's entire financial sector, including the demanding area of liquidity management. She has played a key role in negotiations with the Company's banks, as well as the change processes that have taken place within the group since her arrival in 2003.

Cato Lyngøy, Vice President Technology/Biosecurity (0 shares and 0 options)
Cato Lyngøy (44) graduated from the Norwegian School of Veterinary Science in 1987. As a member of group management, Mr Lyngøy will have overall responsibility for ensuring that Pan Fish develops and maintains a sustainable, low-risk production strategy. He will also be responsible for overall biological, quality and food safety issues as well as R&D. He will be closely linked to the Company's efforts to achieve the lowest cost production. Mr Lyngøy was head of quality assurance at Pan Fish ASA before moving to Pan Fish North America, where he was responsible for establishing a new and sustainable operating regime for Pan Fish's activities in the USA and Canada. This work also included efforts to gain government approval for an effective vaccine agains the IHN virus, as well as bring the problems linked to Kudoa under control. Pan Fish was given permission to stage a full-scale trial of a new IHN vaccine, whose results have so far been very promising. The problems associated with Kudoa have been substantially reduced and the situation continues to improve.

Prior to joining Pan Fish, Mr Lyngøy was head of the fish health service, firstly in Suldal and subsequently in Ryfylke, Rogaland. From 1997 until his arrival at Pan Fish ASA he was head of veterinary services at Intervet Norbio in Bergen. Mr Lyngøy has taken part in the development of several national action plans in Norway, including the National Action Plan to Combat Salmon Lice (1996-1997) and the National Plan to Combat ILA (2002). Mr Lyngøy has undertaken extensive postgraduate studies within his field of expertise and is considered one of the world's leading scientific authorities on aquaculture.

Other key employees:
Odd Geir Oddsen, managing director Pan Fish Scotland (0 shares, 0 options)
Mr Oddsen (38), who lives in Helensburgh, Scotland, holds an MSc in Molecular Biology from the University of Bergen and a diploma in business administration from the Norwegian School of Economics and Business Administration's further education department (NHHK). Mr Oddsen's experience of the fisheries industry has been gained from a variety of positions with Skretting and

Nutreco, in which company he held such posts as plant manager and head of technology development. Before joining Pan Fish, Mr Oddsen was responsible for Kverneland Nærbø, in which capacity his task was to oversee the closure of the factory and the transfer of production to Kverneland's production facilities in Germany.

Keith Bullough, managing director Pan Fish North America (0 shares and 90,000 options)
Keith Bullough (41), who lives in Vancouver, Canada, qualified as an Associate Accounting Technologist in 1997 and as a Certified Management Accountant in 1999. He has worked in the industry for 11 years and has been with Pan Fish Canada for 6 years. He was Finance Director at Pan Fish Canada for 5 years before before becoming managing director.

Øyvind Tørlen, managing director Pan Fish Norway, (500 shares and 0 options)
Øyvind Tørlen (33), who lives in Ålesund, gained an economics degree specialising in finance from the Norwegian School of Management (BI) in 1995. Mr Tørlen has experience from Arthur Andersen (1995-1998), KPMG Consulting (1998-1999) and Sydvestor Corporate (1999-2003). Mr Tørlen joined Pan Fish in February 2003, initially as Deputy Finance Director at Pan Fish ASA and since August as managing director of Pan Fish Norway.

Ragnar Joensen, managing director Pan Fish Faroes, (0 shares and 0 options)
Ragnar Joensen (34), who lives in Torshavn, has a BSc in Chemistry and Biology from the University of Aarhus, Denmark, and a Master of Engineering in Fisheries and Aquaculture from the University of Aalborg, Denmark. Mr Joensen has worked in the aquaculture field for 8 years. He has been employed with Pan Fish/Vestlax for 4 years as head of the freshwater unit.

Andrew Colvin, managing director Pan Fish France, (0 shares and 0 options)
Andrew Colvin (59), who lives in France, holds a BA Hons from the University of Manchester. Mr Colvin has broad experience from a number of consumer goods and seafood companies, and has worked in the salmon industry (VAP) since 1984. Among the positions he has held are: Marketing Manager Cadbury Schweppes, Sales and Marketing Director Cadbury France, General Manager Food From Britain France, Managing Director BSC Foods (own business), Managing Director Pinneys of Scotland and Managing Director Farne Salmon. Mr Colvin has been managing director of Pan Fish France since January 2002.

Jógvan Ziska Djurhuus, managing director Vestlax Hirtshals A/S, Denmark (0 shares and 0 options)
Jógvan Ziska Djurhuus (49), who lives in Hirtshals, Denmark, gained a degree in fisheries economics from Nordland University College, Norway, in 1984. He was plant manager at two fish processing plants in the Faeroes before starting the fish-farming company Vestlax P/F in the Faeroes in 1986. He worked there until 1989, when he set up the salmon processing subsidiary Vestlax Hirtshals A/S in Denmark. He has been managing director of Vestlax Hirtshals since its establishment.

Changes in the number of employees
As at 30 June 2004, the Pan Fish Group employed a total of 1,233 people. The table below shows the change in the number of employees in the Group in the period from 2000 until 30 June 2004.

Business area	31.12.2000	31.12.2001	31.12.2002	31.12.2003	30.06.2004
Aquaculture	982	1 196	1 248	378	334
Processing	794	945	942	982	738
Sales/marketing	52	58	59	52	42
Group admin./other	447	560	123	170	119
Total	2 275	2 759	2 372	1 582	1 233

As at 30 June 2004, 7 people were employed in Pan Fish's group administration.

3. Financial information

3.1. Accounting principles

The year-end accounts have been prepared in accordance with the Norwegian Accounting Act of 1998 and generally accepted accounting principles. The accounts are based on the following basic Norwegian accounting principles: the transaction principle, the earnings principle, the matching principle, the precautionary principle, the congruence principle, security and use of estimates, the ongoing business principle, as well as the application of uniform accounting principles.

Consolidation principles
The Group's consolidated accounts include those companies where the parent company directly or indirectly owns more than 50% of the voting capital and/or has a controlling influence.

Joint venture companies are included in the consolidated accounts in accordance with the gross method. Companies in which the Group has a significant influence and long-term investment interests are included in the accounts in accordance with the equity method.

Parent company investments in subsidiaries, joint ventures and associated companies are included in the accounts in accordance with the cost method.

Companies which have been acquired during the year are consolidated from the date of takeover. Businesses that have been sold during the year are included under Other Items.

The consolidated accounts have been prepared in accordance with uniform accounting principles, where the subsidiaries apply the same accounting principles as the parent company. All material inter-company transactions and balances within the Group have been eliminated.

When a subsidiary is acquired, the cost price of shares in the parent company is set off against the subsidiary's equity at the time of purchase. Values in excess of the book value of the subsidiary's equity are attributed to identifiable assets and liabilities, such that these are recorded at real value. Any non-attributable excess value is recorded on the balance sheet as goodwill. When attributing excess value to assets and liabilities, deferred tax is taken into account and recorded, while goodwill is recorded as a net value. Excess value, licences and goodwill belonging to non-Norwegian subsidiaries are translated from their original currencies at the exchange rate in effect at the time of acquisition.

Non-Norwegian subsidiaries - translation into NOK
Non-Norwegian subsidiaries are independent units. When non-Norwegian subsidiaries are to be consolidated, the profit and loss account is translated into NOK at the average exchange rate for the accounting period. The exchange rate in effect at year-end is used for balance sheet items. Excess values, licences and goodwill are correspondingly translated into NOK at the same rate as the subsidiary to which they are attributable. Translation differences are recorded directly against group equity.

Minority interests
Minority interests' share of equity is calculated as the real value of identified assets and liabilities at the time of acquisition. Minority interests' share of profits or losses after tax is shown separately after the Group's profit or loss for the year. Minority interests' share of equity is shown separately as a specification of Group equity. The recording of minority interests in the accounts is limited to subsidiaries whose equity has a positive impact on the consolidated balance sheet.

Revenue recognition
As a rule revenues are recognised as having been earned at the time the transaction takes place. Payment is taken to income when both control and risk have largely been transferred.

Matching revenues and expenses
The accounts are based on the matching of revenues and their corresponding costs during the period, as well as application of the precautionary principle in accordance with good accounting practice. Probable and quantifiable unrealised losses and unconditional obligations and duties are taken to expenses in accordance with good accounting practice.

Valuation and classification of assets
Assets intended for long-term ownership or use are classified as fixed assets. Other assets are classified as current assets. Debt which falls due for payment later than one year after the balance sheet date and the first year's instalment on such debt are classified as long-term liabilities. Other debts are classified as short-term liabilities.

Discontinued businesses
The consolidated accounts are presented in relation to ongoing businesses. This also applies to comparable figures for previous years. Businesses which the Company has disposed of, or which it had decided to dispose of before the presentation of the financial accounts, are shown as Profits/Losses for Discontinued Businesses.

Businesses which the Company has decided to dispose of are written down to real value/expected sales value in those instances where real value is lower than book value. Gains from the sale and the writing-down of businesses which the Company has disposed of or which it has decided to dispose of are also included in Profits/Losses for Discontinued Businesses.

Uncertain commitments
Uncertain commitments are recorded in the accounts if there is a more than 50% probability that they will fall due for payment. The best available estimate is used to calculate the value of the sum due.

Employee option schemes
Share options awarded to employees are taken to expenses as salary only if the market value of the underlying shares is higher than the exercise price at the time of allocation. Employers' national insurance contributions associated with the employee's options are calculated as the difference between the market price of the underlying shares and the exercise price at the time the option was awarded. Employers' national insurance contributions are recorded as a payroll expense over the accrual period.

Cash
Cash is defined as cash-in-hand and bank deposits.

Receivables
Accounts receivable and other receivables are recorded in the balance sheet at face value less provisions for bad debts. The amount of the Group's total provisions for bad debts in respect of accounts receivable has been arrived at following a specific evaluation of the individual receivable and the total amount of receivables due.

Stocks
Raw materials consist of feed, packaging and purchased semi-finished goods. Raw materials are valued at the lower of acquisition cost and real value.

Stocks of live fish in the sea are valued per generation at the lower of full production cost and real value (estimated sales value based on today's prices/expected prices less the remaining production and sales costs). Production costs consist of direct and indirect fixed and variable costs (including a share of administrative costs, but excluding interest expenses).

Work in progress and finished goods consist of in-house production of such goods as salmon fillets, smoked salmon, etc, and are valued at the lower of full production cost and real value.

Commercial goods consist of goods purchased for direct resale. Commercial goods are valued in the same way as raw materials.

Foreign exchange
Financial items, receivables and liabilities in foreign currencies are translated at the exchange rate in effect at year-end. The Group's foreign exchange policy is to balance differences between receivables and liabilities in foreign currencies by means of financial instruments such as foreign currency accounts and forward contracts.

Agio on foreign exchange transactions relating to the flow of goods is included under gross profit. Agio on foreign exchange transactions not related to the flow of goods is classified in the same way as the underlying transaction. Unrealised gains on currency positions intended as a hedge and which effectively secure against unrealised losses on corresponding currency positions are set off against each other.

Intangible assets
In Norway and the Faeroes there are no time limits on production licences and they may be relocated with the approval of the authorities. Ordinary depreciation is therefore not calculated on such licences.

In accordance with current practice licences in North America have been automatically renewed. They may not, however, be relocated. Their technical service lifetime is estimated to be 10 years. Ordinary depreciation is calculated on the basis of the technical service lifetime. Licences in the UK are treated in the same way as those in North America.

Goodwill is depreciated over the expected lifetime of the asset, as estimated in connection with the asset's acquisition. The value of goodwill is reassessed on a regular basis with regard to any circumstances or occurrences after the acquisition of the asset which may result in the need to write down the asset's book value.

Write-downs of intangible assets are considered when there are indications that the value of the asset may have fallen. A discounted future cash flow is then calculated for assets which are to remain in use by the Group, and an estimated sales price, less sales costs, is calculated for assets which are to be sold. If the calculation shows a lower value than the book value, the asset is written down to the higher of net sales price or utility value.

Property, plant and equipment
Property, plant and equipment are recorded in the balance at acquisition cost less depreciation. Maintenance costs are recorded as operating costs as they are incurred, while enhancements and improvements are added to the item's acquisition cost and are depreciated in line with the item itself. The Group uses the straight-line method of depreciation based on a valuation of the technical/financial life of the individual item concerned.

Where an individual assessment indicates that the real value of an item of property, plant or equipment is lower than its book value, that item is written down. Real value means the higher of net sales price and discounted value of expected future cash flow.

Large operating assets which are leased on terms that essentially transfer the financial rights and obligations to the Group (financial leasing), are recorded in the balance sheet under Property, Plant and Equipment.

The current value of the contracted leasing sum is included as an obligation under Interest-Bearing Long-Term Debt. Operational assets are depreciated according to plan and the obligation is reduced in the amount of the leasing sum paid less calculated interest expenses. In respect of other leasing agreements, the sum paid is considered an operating expense which is apportioned systematically over the term of the leasing contract.

Shares and long-term investments
Shares and other securities intended for long-term ownership, or until they fall due, are classified as fixed assets and are valued at their original acquisition cost. Assets are written down if their real value is lower than the acquisition cost and the fall in value is not of a temporary nature. Gains and losses on shares and other securities are recorded in the profit and loss account as financial items.

Taxes
The tax expense presented in the profit and loss account is calculated as the sum of the change in net deferred tax and the tax payable for the year. Deferred tax liabilities/assets in the balance sheet are given as nominal values, calculated on the basis of temporary differences between accounting and tax-related values, as well as losses carried forward for tax purposes at the end of the financial year. Temporary tax-reducing and tax-increasing differences which are reversed or may be reversed during the same period are set off against each other. Deferred tax assets which cannot be set off are recorded in the balance sheet if it is probable that the tax asset will be made use of in respect of future earnings. Deferred tax liabilities and assets are presented as net values.

Pension costs and commitments
Pensions are included in the accounts on the basis of a linear accrual of pension rights and the expected final salary of the individual concerned. Changes in pension plans are amortised over the expected remaining accrual period, as are errors in estimates where these exceed 10% of the larger of pension commitments and pension assets (corridor).

The net pension costs during the period are included under Salaries and Other Payroll Costs, and comprise the sum of the accrual of pension rights during the period, the interest expenses on the calculated pension commitments and the expected return on investment of the pension assets. Pension commitments are calculated on the basis of long-term expectations in respect of future discounted interest rates, returns on investment, salary increases, inflation and regulation of the state pension.

Restructuring costs
Provisions have been made to cover restructuring costs and the write-down of assets where the Company has, before the balance sheet day, announced or initiated a restructuring plan identifying which parts of the business are to be covered by the plan, approximately the number of employees who will be affected, which measures are to be implemented and the timeframe for implementing the plan. Provisions are made only in respect of costs which cannot be associated with future revenues.

Changes in accounting principles and errors
The effects of material changes in accounting principles and corrections of material errors in previous year-end accounts are accounted for directly against equity.

Extraordinary items
Only items that are unusual, occur irregularly and are, moreover, of material significance in relation to the business as a whole are treated as extraordinary.

Statement of cash flow
The Group's statement of cash flow shows the Group's total cash flow in respect of operating, investing and financing activities. The statement shows the individual activities' impact on cash reserves. Cash in this instance means cash-in-hand, bank deposits and other highly liquid investments which may immediately and at no material risk be converted into cash. In respect of sold businesses, payments relating to the sale of intangible assets and property, plant and equipment are classified as "Payments from the sale of property, plant and equipment". Net payments relating to the sale of other assets and liabilities are classified as "Receipts/payments relating to investments in/sales of other assets".

3.2. Key figures for the Pan Fish Group

Pan Fish's consolidated accounts for the years 2001, 2002 and 2003, interim figures for the second quarter and first half-year of 2003 and 2004 are presented below. The accounts for 2001, 2002 and 2003 are audited figures. The auditor's statement in respect of the 2001 accounts was without reservations or specifications. In 2002 a specification was included with regard to ongoing business and lost equity. In the auditor's report for 2003, reservations are expressed in respect of the valuation of part of the opening balance, as well as a specification pointing out considerable uncertainties about the Company's ability to continue as an ongoing business. The profit and loss account and balance sheet as at 30 June 2004 have been only partially audited, see the auditor's statement in Appendix 3 of this Prospectus. The rest of the interim report, other than the profit and loss account and balance, as at 30 June 2004 was not covered by the partial audit.

3.2.1 Profit and loss account for the Pan Fish Group

Detailed below are the profit and loss accounts for the second quarter 2004 and 2003, the first-half 2004 and 2003, as well as the year-end figures for 2003, 2002 and 2001. In the official accounts for 2003 the business activities of Pan Pelagic and all secondary processing activities are presented net under "Profit/loss from discontinued businesses". The secondary processing business is included as part of the refinanced business, and is therefore presented in the same way as the Company's aquaculture business in the profit and loss accounts below.

NOK million	Second quarter 2004	Second quarter 2003	First half-year 2004	First half-year 2003	2003	2002	2001
Operating revenues	639.3	783.6	1 242.0	1 482.5	3 013.7	3 495.4	4 236.3
Cost of goods sold	-397.0	-704.3	-765.1	-1 199.4	-2 342.0	-2 977.8	-2 901.4
Gross profit	242.3	79.3	476.9	283.1	671.7	517.6	1 334.9
Salary and other payroll costs	-97.1	-111.9	-203.8	-226.6	-484.2	-558.0	-614.7
Depreciation	-49.1	-69.6	-95.3	-113.5	-223.2	-198.4	-200.3
Other operating expenses	-56.3	-229.6	-122.8	-306.9	-465.3	-596.2	-463.6
Write-downs	0.0	-689.8	0.0	-689.8	-858.9	-264.0	0.0
Operating profit/loss for continued businesses	39.8	-1 021.6	55.0	-1 053.7	-1 359.9	-1 099.0	56.3
Returns on investment in assoc. comp.	0.1	-0.3	0.1	-0.7	-8.8	-265.6	-7.7
Other financial revenues	38.5	15.6	41.5	22.4	68.7	196.9	354.2
Write-downs of long-term financial assets	0.0	-45.2	0	-45.2	-79.3	-139.6	0.0
Other interest expenses	-33.8	-65.4	-88.2	-124.3	-289.2	-385.3	-344.3
Other financial expenses	-7.1	-136.1	-28.9	-137.4	-155.8	-87.5	-18.3
Profit/loss before tax	37.5	-1 253.0	-20.5	-1 338.9	-1 824.3	-1 780.1	40.2
Tax	0.0	-13.6	0.0	-16.5	-112.3	384.0	-107.5
Profit/loss for continued businesses	37.5	-1 266.6	-20.5	-1 355.4	-1 936.6	-1 396.1	-67.3
Profit/loss for discontinued businesses *	0.0	-315.4	0.3	-329.3	-321.9	-899.8	321.6
Group profit/loss	37.5	-1 582.0	-20.2	-1 684.7	-2 258.5	-2 295.9	254.3
Minority share	-7.6	-0.0	-11.0	-7.3	-6.7	-64.1	13.0

* Businesses which the Company has disposed of/has decided to dispose of are presented as a net figure under Profit/loss for discontinued businesses.

Balance sheet for the Pan Fish Group as at 31 December

NOK million	2003	2002	2001
ASSETS			
Intangible assets			
Licences	651.9	1 241.3	1 435.2
Deferred tax assets	0.0	204.6	0.0
Goodwill	0.0	168.1	586.9
Total intangible assets	651.9	1 614.0	2 022.1
Property, plant & equipment			
Land, buildings and other real estate	476.4	631.6	943.9
Well boat, etc	65.9	107.5	164.9
Marine production facilities and machinery	739.5	878.6	1 161.6
Operating consumables, fixtures, office equip., etc	12.9	0.0	0.0
Total property, plant & equipment	1294.7	1617.7	2 270.4
Long-term financial assets			
Investments in associated companies	25.3	200.2	833.8
Investments in shares and other securities	34.0	0.0	0.0
Pension fund assets	0.0	136.8	36.1
Other long-term receivables	27.2	31.8	181.3
Total long-term financial assets	86.5	368.8	1 051.2
Total fixed assets	2 033.1	3 600.5	5 343.7
Current assets			
Stocks	836.2	1 325.6	1 877.8
Receivables			
Accounts receivable	329.9	409.7	763.6
Other receivables	99.6	184.1	265.0
Total receivables	429.5	593.8	1 028.6
Cash and bank deposits	136.6	65.2	83.6
Total current assets	1 402.3	1 984.6	2 990.0
TOTAL ASSETS	3 435.4	5 585.1	8 333.7
EQUITY AND LIABILITIES			
EQUITY			
Share capital	810.9	85.2	906.1
Earned equity	-1 009.7	-944.3	99.7
Minority interests	35.4	49.1	163.5
Total equity	-163 .4	-810.0	1 169.3
LIABILITIES			
Provisions			
Provisions	0.0	4.6	2.2
Deferred tax liabilities	0.0	0.0	197.0
Total provisions	0.0	4.6	199.2
Other long-term liabilities			
Convertible loans	18.4	0.0	0.2
Bond loans	78.2	763.0	763.0
Debt to credit insitutions	2 525.4	3 368.4	3 767.8
Other long-term liabilities	10.9	15.9	18.0
Total other long-term liabilities	2 632.9	4 147.3	4 549.0
Short-term liabilities			
Debt to credit institutions	289.5	1 231.6	1 231.4
Certificate loan	0.0	0.0	230.0
Accounts payable	348.1	548.5	562.5
Tax payable	0.5	0.6	106.1
Salaries, public charges and taxes payable	14.2	41.2	32.1
Other short-term liabilities	313.6	421.3	254.1
Total short-term liabilities	965.9	2 243.2	2 416.1
Total liabilities	3 598.8	6 395.1	7 164.4
TOTAL EQUITY AND LIABILITIES	3 435.4	5 585.1	8 333.7

Balance sheet summary for the Pan Fish Group as at 30 June

NOK million	30.06.2004	30.06.2003	31.12.2003	31.12.2002
Assets				
Licences	596.5	662.3	651.9	1 241.3
Goodwill	0.0	0.0	0.0	168.1
Deferred tax assets	0.0	206.2	0.0	204.6
Property, plant & equipment	1 209.7	1 601.6	1294.7	1 617.7
Shares, securities, etc	109.2	219.8	86.5	368.8
Total fixed assets	1 915.4	2 689.9	2 033.1	3 600.5
Stocks	771.9	1 047.1	836.2	1 325.6
Receivables	336.5	565.6	429.5	593.8
Cash, bank deposits, etc	118.9	222.3	136.6	65.2
Total current assets	1 227.3	1 835.0	1 402.3	1 984.6
Total assets	3 142.7	4 524.9	3 435.4	5 585.1

NOK million	30.06.2004	30.06.2003	31.12.2003	31.12.2002
Equity and liabilities				
Equity				
Share capital	810.9	1 320.1	810.9	85.2
Other equity	-921.6	-1 771.4	-1 009.8	-944.3
Minority interests	50.5	33.9	35.4	49.1
Total equity	-60.2	-417.4	-163.4	-810.0
Liabilities				
Subordinated loan	18.4	0.0	18.4	0.0
Convertible loan	78.2	78.2	78.2	0.0
Other long-term liabilities	2442.2	3 555.4	2 536.6	4 151.9
Short-term liabilities	664.1	1 308.7	965.9	2 243.2
Total liabilities	3 202.9	4 942.3	3 598.8	6 395.1
Total equity and liabilities	3 142.7	4 524.9	3 435.4	5 585.1

Key figures for the Pan Fish Group

	30.06.2004	30.06.2003	2003	2002	2001
Production volume (tonnes round weight)	25 904	33 883	73 496	77 718	76 414
Harvested volume-own production (tonnes round weight)	35 108	48 644	89 990	72 560	76 143
EBITDA (NOK mill.) [1]	150.3	-250.5	-277.8	-636.7	256.7
EBITDA margin	12.1%	-16.9%	-9.2%	-18.2%	6.1%
EBIT margin [2]	4.4%	-71.1%	-45.1%	-31.4%	1.3%
No. shares as at 31.12. /30.06. [3]	20 272 457 825	2 640 180 100	20 272 457 825	170 406 072	152 661 813
Earnings per share [4]	0.00	-0.64	-0.11	-13.47	1.67
Share price as at 31.12. / 30.06	0.04	0.14	0.04	0.66	16.50
Dividend per share			0	0	2.32
Market capitalisation as at 31.12. / 30.06. (NOK mill.)	810.9	369.6	810.9	112.5	2 518.9
Equity ratio	-1.8%	-9.2%	-4.8%	-14.5%	14.0%

Comments to key figures:

1) Operating profit + depreciation + write-downs
2) Operating profit / Operating revenue
3) Adjusted for own shares
4) Profit for the year / No. of shares as at 31.12. / 30.06.

Cash flow

Amounts in NOK million	2003	2002	2001
Cash flow from operating activities			
Profit/loss before tax	-1 824.3	-2 680.0	361.8
Tax paid during the period	-12.9	-114.7	-67.8
Depreciation/write-downs, incl. gains/losses on sale of fixed assets	1 635.7	1 333.1	-307.0
Profit/loss from associated companies	24.4	285.3	-31.1
Change in stocks, accounts receivable and accounts payable	20.8	399.7	-241.9
Change in other time-limited items	-209.7	334.9	-133.3
Net cash flow from operating activities	-366.0	-441.6	-419.3
Cash flow from investment activities			
Receipts from sale of property, plant & equipment	8.5	24.4	25.9
Payments for purchase of property, plant & equipment	-335.7	-300.0	-744.1
Payments/receipts from sale of securities/shares in other companies	102.7	127.3	-690.0
Net cash flow from investment activities	-224.5	-148.3	-1 408.2
Cash flow from financing activities			
New interest-bearing debt (short and long-term)	3 136.0	549.1	1 535.2
Repayment of interest-bearing debt (short and long-term)	-3 008.2	-335.4	552.1
Equity receipts (share issues and sale of own shares)	487.6	383.5	0.0
Repayment of equity (purchase of own shares)	0.0	0.0	-228.8
Dividend payments	0.0	0.0	-120.2
Minority interests and foreign exchange differences	46.6	-25.7	-11.7
Net cash flow from financing activities	662.0	571.5	1 726.7
Net change in cash and cash equivalents	71.4	-18.4	-100.8
Cash and cash equivalents as at 01.01	65.2	83.6	184.4
Net change in cash and cash equivalents	71.4	-18.4	-100.8
Cash and cash equivalents as at 31.12	136.6	65.2	83.6

Acquisitions of subsidiaries have been included at cost price, adjusted for liquidity.

3.2.2 Segment information

Operating revenues by region

The table below shows a breakdown of the Pan Fish Group's operating revenues by its main regional markets:

	As at 30.06.2004		2003		2002		2001	
	NOKm	Share	NOKm	Share	NOKm	Share	NOKm	Share
Norway	35	3%	364	12%	358	10%	265	6%
EU	630	51%	1 182	39%	1 340	38%	1 904	45%
Rest of Europe	113	9%	94	3%	157	5%	202	5%
USA/Canada	237	19%	881	29%	1 025	29%	1 215	29%
Japan	180	14%	423	14%	511	15%	529	12%
Rest of Asia	20	2%	42	2%	84	2%	109	3%
Other	27	2%	28	1%	20	1%	12	0%
Total operating revenue	1 242	100%	3 014	100%	3 495	100%	4 236	100%

Segment information – aquaculture, regions and processing

The tables below show a breakdown of operating revenues, operating profit and assets by the Group's four operating regions and processing (VAP):

	As at 30.06.04			As at 30.06.03		
NOK million	Operating revenue	Operating profit/loss	Assets	Operating revenue	Operating profit/loss	Assets
Norway	502	28	3 631	586	-692	5 815
Scotland	179	17	409	231	-27	470
Faeroes	192	3	230	159	-155	388
North America	232	15	903	490	-81	1 206
VAP	321	-18	354	437	-8	548
Other	52	10	53	121	-91	25
Eliminations	-236	0	-2 437	-541	0	-3 927
Total	**1 242**	**55**	**3 143**	**1 483**	**-1 054**	**4 525**

	2003			2002			2001		
NOK million	Operating revenue	Operating profit/loss	Assets	Operating revenue	Operating profit/loss	Assets	Operating revenue	Operating profit/loss	Assets
Norway	1 608	-359	4 515	2 016	18	6 927	2 404	32	10 238
Scotland	497	-80	540	323	-15	490	303	10	420
Faeroes	433	-86	231	260	-105	535	568	26	958
North America	1 216	-99	1 148	1 475	-358	1 162	1 609	-126	1 589
VAP	725	17	408	704	-1	355	1 033	63	426
Other	165	0	39	185	-2	43	173	0	46
Eliminations	- 1630	-753	-3 446	-1 468	-636	-3 927	- 1852	51	-5 343
Total	**3014**	**-1 360**	**3 435**	**3 495**	**-1 099**	**5 585**	**4 236**	**56**	**8 334**

Discontinued businesses

Profit/loss for discontinued businesses relates to businesses that have been sold or which it has been decided to sell, and which will therefore not continue as part of the Group. These are specified in more detail in the table below. For those businesses which were not disposed of as at the balance sheet date, the table shows the assets and liabilities related to those businesses.

As at 30.06.04 NOK 1000	Assets	Liabilities	Operating revenue	Operating profit/loss	Profit/loss before tax	Write-downs	Impact on profits
Other	0	0	1 632	584.1	246.1	0	**246.1**
Total:	**0**	**0**	**1 632**	**584.1**	**246.1**	**0**	**246.1**

2003 NOK 1000	Assets	Liabilities	Operating revenue	Operating profit/loss	Profit/loss before tax	Write-downs	Impact on profits
Pelagic*	0	0	220 298	-16 167	-228 180	-99 209	**-327 389**
Other	34 505	50 779	358 942	13 757	19 910	-14 447	**5 463**
Total:	**34 505**	**50 779**	**579 240**	**-2 410**	**-208 270**	**-113 656**	**-321 926**

* Excluding Vikomar AS and the other shareholdings transferred to Pan Fish ASA in connection with the sale of Pan Pelagic ASA

2002 NOK 1000	Assets	Liabilities	Operating revenue	Operating profit/loss	Profit/loss before tax	Write-downs	Impact on profits
Pelagic*	917 721	749 665	931 971	-169 695	-681 259	-211 652	**-892 911**
Other	226 420	179 841	243 727	3 538	-6 549	0	**-6 549**
Total:	**1 144 141**	**929 506**	**1 175 698**	**-166 157**	**-687 808**	**-211 652**	**-899 460**

* Excluding Vikomar AS and the other shareholdings transferred to Pan Fish ASA in connection with the sale of Pan Pelagic ASA

2001 NOK 1000	Assets	Liabilities	Operating revenue	Operating profit/loss	Profit/loss before tax	Write-downs	Impact on profits
Pelagic*	2 139 718	1 338 110	1 187 920	75 176	319 702	0	**319 702**
Other	258 744	202 481	294 400	12 394	1 794	0	**1 794**
Total:	**2 398 462**	**1 540 591**	**1 482 320**	**87 570**	**321 496**	**0**	**321 496**

* Excluding Vikomar AS and the other shareholdings transferred to Pan Fish ASA in connection with the sale of Pan Pelagic ASA

3.3. Comments relating to the profit and loss account, balance sheet and key figures

The comments provided below relate to important factors concerning Pan Fish's consolidated accounts for the financial year 2003, as well as the figures for the second quarters of 2003and 2004.

3.3.1 The position as at the second quarter 2004

Profit and loss account for the Pan Fish Group in the second quarter and first half-year of 2004[1]
Gross operating revenues in the second quarter of 2004 amounted to NOK 639.3 million, compared with NOK 783.6 million during the same period in 2003. At the end of the first half of 2004, gross operating revenues amounted to NOK 1,242.0 million, compared with NOK 1,482.5 million during the first half of 2003. The fall in operating revenues is largely due to substantially lower harvested volumes both in the specific quarter and in the half-year as a whole compared with the year before. The fall in revenues was partially compensated by a higher average price than was achieved during the corresponding periods in the year before. The average price (FOB) of fresh salmon from Norway during the first half-year was NOK 1.24/kg higher than in the corresponding period in 2003[2].

Pan Fish made an operating profit before depreciation, write-downs and provisions (EBITDA) of NOK 89 million in the second quarter of 2004, compared with an EBITDA of NOK –262.2 million in the same period in 2003. This amounts to an improvement of NOK 351.2 million. Adjusted for extraordinary items in the second quarter of 2003, the improvement is NOK 51.2 million. EBITDA for the first half of 2004 totalled NOK 150.3 million, compared with NOK –250.5 million in the same period last year. This amounts to an improvement of NOK 400.8 million. Adjusted for extraordinary items in the first-half of 2003, the improvement is NOK 100.8 million. The sharp increase in operating profit has been achieved despite a substantial reduction in volumes compared with the year before, and can largely be ascribed to the wide-ranging improvement programmes that have been implemented over the past year. A higher average price also contributed to the result.

The Pan Fish Group made an operating profit (EBIT) of NOK 39.8 million in the second quarter of 2004, compared with a negative EBIT of NOK 1,021.6 million in the same period in 2003. The substantial operating loss achieved in the second quarter of 2003 was affected by write-downs and provisions totalling NOK 989.8 million. For the first half-year as a whole, the Group achieved an EBIT of NOK 55.0 million, compared with NOK –1,053.8 million in the first half of 2003, which included extraordinary items relating to write-downs and provisions amounting to NOK 989.8 million.

During the past year major operational changes have been made to reduce costs and streamline Pan Fish's company structure in line with its vision of becoming the lowest-cost producer of quality salmon delivered to the customer. In addition, the Company aims to realise substantial cost reductions as a result of improved biological production in the years ahead. Ambitious cost targets have been set in all regions, and these lie at the heart of the business plan which the Board has adopted in connection with the refinancing of the Company. Considerable group management resources will be devoted to following up these efforts in the future. Over and above the benefits which will derive from biological improvements, the cost-cutting measures that have been implemented are expected to produce benefits of NOK 325 million in 2005 compared with 2003. Many of these savings will also be felt in 2004.

Net financial items amounted to NOK –2.3 million in the second quarter of 2004, compared with NOK –231.4 million in the same period the year before. A revaluation of the Company's financial assets has resulted in a NOK 33.0 million reversal of previous write-downs, which has had a positive impact on this year's second-quarter results. Similarly, the second quarter of 2003 was negatively affected by write-downs and provisions in respect of financial items amounting to NOK 151.0 million. Net interest expenses amounted to NOK 33.8 million in the second quarter of 2004, compared with NOK 65.4

[1] Businesses that have been sold and those the Company had already decided to dispose of before the announcement of the financial results, ie Pan Pelagic and Norsk Sjømat, have been removed from the figures and are shown as a net amount under Profit/loss for discontinued businesses.
[2] Source: Kontali Analyse

million in the same period in 2003. For the first half of 2004, net financial items amounted to NOK –75.5 million, compared with NOK –285.2 million in the same period in 2003, of which NOK 150 million was due to write-downs and provisions relating to financial items. Net interest expenses in the same period were NOK 88.2 million and 124.3 million respectively. Lower interest expenses in 2004 compared with 2003 can largely be ascribed to a reduction in interest-bearing debts.

The Group made a profit after tax of NOK 37.5 million in the second quarter, compared with a loss of NOK 1,582 million in the same period in 2003. For the first half of 2004 as a whole, the Group made a loss of NOK 20.2 million, compared with a loss of NOK 1,684.7 in the first half of 2003.

Balance sheet for the Pan Fish Group
The Group's consolidated balance sheet stood at NOK 3,142.7 million at the end of the first half of 2004, compared with 4,524.9 million at the same time in 2003. The Group's net interest-bearing debt has been reduced by NOK 178.6 million from NOK 2,838.5 million at the start of the year to NOK 2,659.9 million at the end of the first half of 2004.

Pan Fish ASA had equity of NOK 227.0 million at the end of the first half of 2004. At the same time, the Pan Fish Group had negative book equity of NOK 60.2 million. The improvement in the Company's equity compared with the end of the first quarter 2004 is due to a combination of the restructuring of the business in the Faeroes (see below) and the profit made in the second quarter 2004.

The refinancing of the Pan Fish Group, which was approved by the EGM on 19 August 2004, will not have an impact on the Company's consolidated accounts until the third quarter 2004 (see below).

Refinancing the Pan Fish Group
The refinancing package significantly improves the Group's liquidity and financial strength. The main elements in the refinancing package are a write-down of the Company's share capital from NOK 0.04 to NOK 0.02 per share to cover uncovered losses, followed by an increase in the share's face value from NOK 0.02 to NOK 2.00 by consolidating the Company's shares at a ratio of 100:1. In addition, the bank syndicate, which includes Pan Fish's major shareholders, will convert a total of NOK 500 million from bank debt to shares and a subordinated loan.

Refinancing the business in the Faeroes
Pan Fish's activities in the Faeroes include smolt production, aquaculture, processing and sale of farmed salmon. The Faeroes-based Laksaaling Group has recently been refinanced, and Pan Fish's shareholding at that time was 56.3%. It has been decided, however, that Pan Fish should invest a further DKK 15 million, raising the Company's shareholding to 72.5% (spring of 2005). The refinancing of Laksaaling improved Pan Fish's equity by NOK 113.0 million.

In addition to its shareholding in the Laksaaling Group, Pan Fish owns 67% of the Vestsalmon Group, which comprises a processing plant and associated sales organisation as well as the secondary processing company Vestlax Hirtshals.

Due to the extremely serious fish health situation in the Faeroes, Pan Fish has decided to slaughter all the fish it has in the sea and not transfer new smolt to the sea during 2004. The plan is to transfer new smolt to the sea in the spring of 2005, if an evaluation of the fish health situation at that time indicates it would be appropriate to do so. Pan Fish Faeroe Islands has a production capacity corresponding to 11 Norwegian licences. The objective is to build production gradually back up to 7,000-8,000 tonnes.

Segment information
Pan Fish reports segment information for the farming and sales of farmed fish for the Group as a whole and the four geographical regions separately. Secondary processing (VAP) and other business activities are also reported where relevant. In the official financial statements for 2003, all non-core businesses, including VAP, were reported as a net result under "Profit/loss for discontinued businesses". As previously mentioned, following the presentation of the 2003 year-end accounts the Board has decided that secondary processing should continue to be part of the Company's core

business. For this reason, today's VAP business is presented in the same way as the Company's aquaculture activities in the figures, which is also consistent with previous quarterly reporting. The figures have, moreover, been presented in accordance with the principles applied to the year-end accounts.

Aquaculture and sale of farmed fish

The aquaculture business today consists of the four geographic areas Pan Fish Norway, Pan Fish Faeroe Islands, Pan Fish Scotland and Pan Fish North America. The table below summarises the key figures for the aquaculture business, in total and broken down by region.

	Norway		Faeroes		Scotland		North America		Group total*	
Key figures Aquaculture (NOK mill.)	2Q 04	2Q 03	2Q 04	2Q 03	2Q 04	2Q 03	2Q 04	2Q 03	2Q 04	2Q 03
Operating revenues	287.1	306.1	69.7	70.2	99.8	142.2	109.8	252.3	558.6	748.4
EBITDA	41.0	-	4.3	-	15.5	-	27.5	-	88.3	-
EBIT	26.5	-	0.2	-	11.8	-	6.1	-	44.5	-
Harvesting (tonnes round weight)	8 663	8 070	0	1 824	4 464	7 241	3 687	8 896	16 814	26 031
Production (tonnes round weight)	6 895	9 233	0	2 214	3 873	3 966	3 178	2 211	13 946	17 624
Fixed assets	784.3	897.9	170.0	234.7	151.7	135.0	609.9	776.1	1 712.5	2 040.2
Stocks **	292.9	291.0	8.5	132.5	210.6	241.7	214.6	240.3	726.6	906.5
Total balance	1 440.3	1 440.3	229.8	388.1	409.1	388.1	903.1	1 206.3	2 727.9	3 418.4

**) After eliminations*

***) Stocks are valued at the lower of production cost and expected sales price*

Gross operating revenues from aquaculture totalled NOK 558.6 million in the second quarter of 2004, compared with NOK 748.4 million in the second quarter of 2003. 16,814 tonnes round weight of salmon was processed during the quarter, compared with 26,031 round weight in the same period in 2003, a fall of 35%. For reasons of liquidity and to maintain operational control Pan Fish has reduced its biomass by a larger amount than the rest of the industry.

Operating profit (EBIT) in the second quarter of 2004 totalled NOK 44.5 million, compared with an operating loss of NOK 907.6 million in the same period in 2003. The figures for 2003 were substantially affected by write-downs and provisions undertaken within the aquaculture sector in connection with the preparation of the half-year accounts.

Licences

At the end of the second quarter the Pan Fish Group held 130 licences (translated into Norwegian production volumes). After writing down the value of its licences in 2003, the value of the Group's licences breaks down as follows:

Country	Licences	Total book value (NOK mill.)	Book value per licence (NOK mill.)
Norway[3]	44	402.4	9.1
Canada	32	115.2	3.6
USA	16	11.1	0.7
Faeroes	11	53.8	4.9
UK (Scotland)	27	14.0	0.5
Sum	130	596.5	

Secondary processing (VAP)

The VAP business consists mainly of Pan Fish France and Vestlax Hirtshals. The table below summarises the key figures for the total VAP business.

[3] The Company owns 100% of 43 licences, 0.25% of one broodfish licence, while 1 licence is owned by Oppdrettslaks AS, in which Pan Fish has a 49% shareholding.

Key figures VAP (NOK million)	VAP 2Q 04	VAP 2Q 03
Operating revenue	154.2	223.2
Operating profit/loss before depreciation (EBITDA)	-	9.5
Operating profit/loss (EBIT)	-	-
Fixed assets	154.3	250.8
Stocks	63.6	97.5
Total balance sheet	353.6	548.3

The VAP business had gross operating revenues of NOK 154.2 million in the second quarter of 2004, compared with NOK 223.2 in the same period last year. The fall in revenues is largely due to the fact that Norsk Sjømat is not included in the 2004 figures.

The VAP business made an operating loss (EBIT) of NOK 12.2 million in the second quarter 2004, compared with a loss of NOK 2.8 million in the same period last year. This is largely due to the fact that it has not been possible to raise sales prices sufficiently to compensate for higher raw materials prices.

Strategy, organisation and development

Pan Fish's strategic course has now been set, and its vision of supplying the global market with quality salmon at the lowest production cost in the industry will lie at the heart of all future decision-making. To ensure adequate focus throughout the value chain, ambitious targets have been set in all regions. These will enable Pan Fish to become "best in class" with regard to production costs, fish health, quality and customer service. The objective of becoming the lowest-cost producer will be realised in the coming years by means of a dedicated focus on sound operations, biology and good fish health. Enormous efforts have already been made to improve all sections of the production chain, compared with the previous operational strategy. Emphasis has been given to all the details relating to biological production, with particular focus being placed on smolt and the day-to-day operating of the individual production facilities. A key component of these efforts is the development and implementation of good systems to rapidly uncover any divergences and initiate corrective measures as early as possible in the production cycle.

In line with this strong focus on production costs, Pan Fish has chosen an organisational structure with compact, efficient units in each of the regions, with operational responsibility kept close to biological production. Processing, sales and logistics are also linked to the producing unit to ensure the customer receives a high level of service. To ensure the best possible monitoring and follow-up of the various business areas, specialist expertise in the area of fish health and biosecurity has been brought into the group management team at head office in Stavanger. The radical streamlining of the Company's corporate structure through the sale and spinning off of non-core businesses has also helped to free important resources. It is the opinion of the Board that the Company now has an extremely cost-effective organisational structure and a competent and motivated workforce.

Market outlook

Prices in the EU market were tending to rise in the period up to April/May this year, but in the second quarter of 2004 and on into July salmon prices, particularly in the EU market have fallen somewhat. At the end of July we again saw a substantial improvement in the price of Norwegian salmon, while for the moment prices in the US market are under pressure due to a major influx of wild salmon. The average price (FOB) of fresh salmon from Norway during the first half of the year was NOK 1.24/kg higher than in the same period last year, while the volume of exports to the EU market at the end of June was approximately at the same level as last year. However, the slaughter of fish in the Faeroes, combined with reduced biomass in Norway, give grounds for optimism with regard to price developments in the important EU market as the autumn progresses.

Chilean salmon dominates the fast-growing US market, with a market share of over 70%. Prices, which have generally been higher than in the European market, were lower in the first-half this year than last. The supply of wild salmon on the fresh fish market is larger than last year, and this may be one of the factors contributing to a drop in prices. However, it is expected that the fall in Canadian production will help to reduce the squeeze on prices in the region.

There is every reason to have faith in the long-term growth potential of the aquaculture industry. However, in the short term it is vital that the industry maintains strict discipline with regard to adjusting production to sustainable levels. Any trade restrictions which may weaken the Norwegian aquaculture industry's competitiveness in the important EU market will have a negative impact on the Company's financial results.

Bringing down production costs will be Pan Fish's highest priority in the coming months. This will be achieved at the same time as production is rebuilt to a level appropriate to the value of the Company's fixed assets. The long-term objective is to build up production to a level of 84,000-105,000 tonnes gutted weight. However, this will be done gradually, and in line with the Company's own ability to finance its growth, as well as the market's ability to accept increased production volumes. Growth of this kind assumes that both the Faeroes and Canada can be brought back to previous production levels. Production will be undertaken at a tempo that is sustainable in terms of maintaining good fish health and biological security on the one hand, and market developments on the other.

3.3.2 Developments in 2003

The profit and loss account

The Group's consolidated profit and loss account has been prepared on the basis of its ongoing businesses. Businesses which have been/are to be disposed of are presented as a net figure under Profit/loss for discontinued businesses. In 2003 the secondary processing business (VAP) was defined as a discontinued business, but that decision was reversed during 2004. For further details, please see section 3.2.1.

In 2003 Pan Fish had gross operating revenues of NOK 3.0 billion, compared with NOK 3.5 billion in 2002. The reduction is primarily due to the disposal of a number of businesses added to the fact that the price of salmon in the Company's most important markets was significantly lower through the year than it had been in 2002. In the official financial statements for 2003, all businesses which have been sold/defined as non-core were presented as a net figure under Profit/loss for discontinued businesses.

In 2003 the value of the Company's property, plant and equipment was written down by NOK 858.9 million. The corresponding figure for 2002 was NOK 264 million. Additionally in 2003, NOK 328 million was charged to expenses in respect of businesses that the Company disposed of/decided to sell. The corresponding figure for 2002 was NOK 940 million.

Associated companies made a negative contribution amounting to NOK 8.8 million. The corresponding figure for 2002 was NOK –265.6 million. Financial items were written down by NOK 79.3 million, compared with NOK 139.6 million in 2002. In 2002 the contribution from associated companies was affected by write-downs/losses in Global Fish, which was disposed of in 2003 in connection with the sale of Pan Pelagic.

In 2003 ongoing businesses made a loss before tax of NOK 1,824.3 million, compared with a loss of NOK 1,780.1 million i 2002.

Balance sheet

As at 31 December 2003 the Company's balance sheet stood at NOK 3,435.4 million. During 2003 the balance sheet had been reduced by NOK 2,150 million as a result of write-downs and the sale of assets. The Group's net interest-bearing debt was NOK 2,838.5 million as at 31 December 2003. Interest-bearing debt was reduced by NOK 2,564.4 million in 2003, largely as result of the sale of businesses and the conversion of debt.

As at 31 December 2003 the Company had negative equity in the amount of NOK 163.4 million, compared with a negative equity of NOK 810 million at the same time in 2002. The Company had therefore strengthened its equity position by NOK 646.6 million during 2003 as a result of share issues and the conversion of debt.

Business areas

Aquaculture

The Pan Fish Group's aquaculture business was substantially reorganised during 2003. The Group's core business (smolt production, salmon farming, as well as the primary processing and sale of its own-produced fish) was integrated into four regional organisations, Pan Fish Norway, Pan Fish Scotland, Pan Fish North America og Pan Fish Faeroe Islands, each with its own regional management. The main objective of this reorganisation was to achieve a more efficient coordination of the value chain, as well as realise synergies through more focused and compact administrative units. It was also important to place responsibility close to the operative businesses. Pan Fish has a total of 130 production licences, translated into standard Norwegian licence volumes. Based on a normal feed factor, this gives a production capacity of over 100,000 tonnes round weight of fish. In 2003 Pan Fish Norway produced 33,248 tonnes, Pan Fish Scotland 16,910 tonnes, Pan Fish North America 14,218 tonnes and Pan Fish Faeroe Islands 9,148 tonnes. This adds up to a total of 73,524 tonnes round weight of salmon and trout.

Secondary processing (Value Added Products)

The secondary processing business consists of VAP France, VAP Denmark (Vestlax Hirtshals) and VAP Norway. VAP Norway and VAP France made good progress throughout 2003, and VAP Denmark succeeded, as expected, in turning around the negative trend which the unit had been experiencing, particularly at the start of the year. The VAP business is subject to a continual squeeze on prices for certain product groups. However, this has been counterbalanced by operational improvements particularly focused on better exploitation of the raw materials.

The Norsk Sjømat Group was included in VAP Norway until 31 December 2003. VAP Norway's other business activities achieved gross operating revenues of around NOK 100 million in 2003. By comparison, VAP France and VAP Denmark achieved gross operating revenues of NOK 292 million and NOK 333 million respectively during the same period.

3.4. Financing and repayment commitments

The following shows an overview of the Company's long-term financing and repayment commitments.

Bank loans and bond loans

Prior to the implementation of the current refinancing package, the Company's long-term financing comprises the following agreements:

- NOK 2,900,000,000 "Multi-Currency Term Loan and Revolving Credit Facility Agreement" (the Syndicated Loan), dated 17 January 2003, with five amendment agreements (the outstanding balance currently stands at NOK 2,000,000,000)
- "Loan agreement in respect of a short-term liquidity loan in the amount of NOK 167,766,313 to Pan Fish ASA" (the Liquidity Loan), dated 28 May 2003, with one supplementary agreement.
- "The loan agreement between Pan Fish ASA (the Borrower) and Norsk Tillitsmann ASA (the Trustee) on behalf of the holders of bonds in Pan Fish ASA, a convertible subordinated bond loan 2003/2013 (the Bond Loan), dated 8 January 2003 with NOK 78,247,754 currently outstanding.
- Subordinated convertible loan agreement in the amount of NOK 95,229,441, dated 30 September 2003, with Nordea as lender (NOK 18,386,113.60 currently outstanding).

The Refinancing Agreement

The Refinancing Agreement comprises the following main elements:

- Conversion of Nordea's subordinated loan
- The writing down of Pan Fish's share capital and the consolidation of the Company's shares
- The conversion of bank debt to shares and a new subordinated convertible loan

- A Public Rights Issue
- The granting of a new convertible credit facility from Nordea and DnB NOR to Pan Fish

Neither the loans from the Banks nor the refinancing package included debts or assets pledged as security in respect of the following companies, which will continue to be regulated by existing, separate loan agreements:

- PF Vestsalmon, PF Laksaaling and their subsidiaries
- Contract pledging certain items of property, plant and equipment and part of the stocks owned by Pan Fish Canada as security for debts in respect of Eksportfinans and Farm Credit

The Syndicated Loan
By means of the (subsequently amended) loan agreement of 17 January 2003, the Banks have granted a secured loan in the amount of NOK 2,000,000,000 to Pan Fish (the Syndicated Loan). In addition, the Banks have, by means of the (subsequently amended) loan agreement of 28 May 2003, granted Pan Fish a short-term liquidity loan in the amount of NOK 167,766,313 (the Liquidity Loan).

The Banks and the Company have agreed to convert a total of NOK 499,999,999.50 of these loans into Pan Fish shares, and, with regard to Nordea, the New Subordinated Loan. NOK 364,356,877.50 of the conversion sum of NOK 499,999,999.50 shall be converted into Pan Fish shares. This will be achieved by:

- converting the entire Liquidity Loan into shares, and
- converting NOK 196,590,564.50 of Tranche A of the Syndicated Loan into shares.

In addition, Nordea is converting NOK 135,643,122 of its share of Tranche A of the Syndicated Loan into the New Subordinated Loan described below.

Following the completion of the refinancing package, the Company's main drawing facility, the Syndicated Loan, will have a total credit limit of up to NOK 1,667,766,313.50 (or corresponding amount in any other currency).

The debt conversion will be undertaken at a subscription price of NOK 2.25 per share. Conversion of the Liquidity Loan and the Syndicated Loan will be undertaken in accordance with the Banks' proportional share of the total sum of these loans, adjusted for that proportion which Nordea is converting into the New Subordinated Loan.

The Syndicated Loan is guaranteed by Pan Fish ASA's main subsidiaries. The loan is additionally secured by means of liens on all significant, pledgeable and unencumbered assets belonging to Pan Fish and the guarantors.

The amount of the loan (the Syndicated loan after refinancing) of up to NOK 1,667,766,313.50 is divided into three tranches (Facility A, B og C).

Facility A
This is a Multi-currency Term Loan Facility of up to NOK 967 million. According to the currently applicable repayment schedule, Facility A shall be repayed in six-monthly instalments with the first instalment amounting to NOK 50 million being paid on 17 January 2005. The loan falls due for repayment in its entirety on 17 January 2008. However, as described below in respect of the Refinancing Agreement, Pan Fish and the Banks are due to agree a new repayment structure during the autumn of 2004.

Facility B
This is a Multi-currency Revolving Credit Facility of up to NOK 457 million. The loan may be drawn on a rolling basis throughout its term, withdrawals being of no less than NOK 50 million and larger

amounts being divisible by NOK 10 million. The facility runs for a term of 5 years from the signing of the original Refinancing Agreement, ie until 17 January 2008.

Facility C
This tranche is nominated in CAD/USD and amounts to the equivalent of NOK 243 million. It is regulated in the same way as Facility B. The tranche finances currently outstanding loans to Pan Fish's business in Canada.

The total outstanding amount under Facilities B and C shall, however, at no time exceed the sum of (i) 65% of the book value of the Group's stocks, (ii) 80% of the group's insured accounts receivable and (iii) 65% of the Group's other other accounts receivable that are no older than 90 days, but such that intra-group receivables and receivables belonging to subsidiaries which are excluded from the refinancing package are not included in the calculation.

Certain other conditions relating to Facilities A, B and C:

- Pan Fish can prepay the outstanding amount under Facility A in full or in part in amounts of not less than NOK 10 million. Repaid amounts may not be redrawn. With regard to Facilities B and C Pan Fish may cancel the undrawn amount. The cancelled amount may not subsequently be drawn.
- Interest on the loan is initially 250 basis points above NIBOR/LIBOR/EURIBOR. This interest rate has been fixed until the end of 2004. However, if the amounts outstanding under under Facilities B and C exceed the limit described above interest on the excess amount shall be increased by 100 basis points. For the period after the end of 2004 an interest rate is to be agreed which will vary, based on the ratio between Pan Fish's net interest-bearing debt (NIBD) and the profit/loss before interest, tax and depreciation (EBITDA).
- In respect of Facilities B and C, a commitment fee is charged, amounting to 50% of the relevant margin per annum calculated on the unutilised and uncancelled amount.
- Facility C is currently nominated in USD and CAD.

Covenants
Standard covenants for a loan facility of this type, including:

- Negative pledge clause in respect of the borrower and any member of the Group
- Payment of dividends is to be approved by the lenders, but no dividend or other distribution of funds may be made before audited accounts for 2004 have been published.
- Pan Fish may not buy back any of its shares or any loans which Pan Fish itself or any of its subsidiaries have made.
- Pan Fish undertakes, in response to a reasonable request, to work constructively to inject additional capital into relevant foreign subsidiaries in order to avoid inadequate capitalisation.
- Pan Fish ASA shall remain listed on the Oslo Stock Exchange.
- The composition of Pan Fish ASA's board of directors shall at all times be acceptable to the Banks.
- The borrower or other group companies may not sell assets valued at more than NOK 10 million without the approval of the Banks.
- Neither Pan Fish ASA nor any other group company may take out other loans or other financing (financial leasing and guarantee commitments included) totalling more than NOK 10 million without the written approval of the Banks.
- Mergers and/or takeovers require the written approval of the Banks.
- Loan terms relating to existing and future liabilities to other banks must be approved by the Banks.
- No prepayment shall be made to other lenders without the prior approval of the Banks.

Renegotiation of loan terms – financial covenants and repayment structure
Under the terms of the Refinancing Agreement, Pan Fish and the Banks are to negotiate supplementary agreements in respect of the existing Syndicated Loan agreement during the autumn of 2004. These supplementary agreements shall, among other things, relate to the extraordinary repayment of surplus liquidity in Pan Fish on a consolidated basis ("cash sweep"), new financial covenants and a new

repayment structure. Such supplementary agreements must be entered into to prevent Pan Fish from being in default of the Syndicated Loan's repayment provisions.

The financial covenants in respect of the Syndicated Loan are due to regulate the following matters:

- NIBD/EBITDA
- Minimum liquidity
- Interest coverage
- Solvency

A fee will be payable to the Banks in connection with the restructuring of the Syndicated Loan.

The Liquidity Loan
On 28 May 2003 Pan Fish signed the "Loan agreement in respect of a short-term liquidity loan in the amount of NOK 167,766,313 (the "Liquidity Loan")". The loan was intended to be used to finance the Company's immediate liquidity requirements and provide general working capital. This loan has been converted in its entirety into shares as a result of the refinancing package.

The Subordinated Loan
As part of the refinancing package implemented in October 2003, Nordea converted NOK 95,229,441 of the bank's share of the original Syndicated Loan of NOK 2,900,000,000 into a subordinated, interest-free, convertible loan to Pan Fish. The whole subordinated loan was converted into shares in Pan Fish prior to the implementation of the current refinancing package.

The New Subordinated Loan
In addition to the debt conversion undertaken together with the Banks (previously described under the Syndicated Loan), Nordea will convert NOK 135,643,122 of its share of Facility A of the Syndicated Loan into a new subordinated convertible loan to Pan Fish (the "New Subordinated Loan"). This is described in more detail in section 1.2.3.

New Convertible Liquidity Loan
In connection with the refinancing package, Pan Fish has also concluded an agreement with Nordea and DnB NOR under the terms of which the lenders shall grant Pan Fish a short-term convertible liquidity loan in the form of a drawing facility of up to NOK 150,000,000. This is described in more detail in section 1.2.5.

The Bond Loan
The EGM held on 10 January 2003 approved the issue of a new subordinated convertible loan in the amount of NOK 78,247,754. The loan was issued at par and has a term of 10 years. The loan is an interest-only loan which is interest-free for the first 5 years, thereafter becoming interest-bearing at a rate of NIBOR + 2%. The loan may be converted into share capital during the interest-free period. The conversion rate was originally set at NOK 2.25 per share for conversion in 2003 and NOK 2.65 per share for conversion after this date. As a result of the equity transactions that were undertaken in connection with the refinancing of the Company during the autumn of 2003, the conversion rates were, in accordance with the terms of the loan agreement, adjusted to NOK 0.86 per share for conversion in 2003 and NOK 1.02 per share for conversion at a later date. As a result of the share consolidation undertaken in connection with the refinancing package being implemented in the autumn of 2004, the conversion rate has, in accordance with the terms of the loan agreement, been adjusted to NOK 102 per share. The loan agreement stipulates that adjustments in the conversion rate shall be made if the share capital changes as a result, among other things, of certain share capital increases, write-downs in share capital, share splits, share consolidations, the issue of new convertible loans and other dispositions that may be to the disadvantage of the bondholders. The share capital may, by converting this loan, be increased by no more than a total of NOK 1,534,268, divided into 767,134 shares, each having a face value of NOK 2. The conversion rate may be further adjusted following the completion of the Public Rights Issue approved by the Company's EGM on 19 August 2004.

Up to the present time no conversion to shares has taken place.

If the Company should merge with another prior to 10 January 2008, and the Company is the acquired company and the acquiring company's shares following the merger are not listed on the Oslo Stock Exchange, the bondholders may demand that the bonds with the addition of accrued interest be redeemed, or that the bonds be converted into shares in the Company. If the acquiring company's shares are listed on the Oslo Stock Exchange or the bondholders do not exercise their right as described, the conversion right will be transmuted into a conversion right in respect of shares in the acquiring company at terms adjusted for the swap ratio used in connection with the merger. In the event of a merger where the Company is the acquiring company and the shareholders in the acquired company receive consideration entirely in the form of shares, the conversion rate shall remain unchanged.

If the Company should decide to increase or write down its share capital, issue new subscription rights, merge, restructure or go into liquidation, the rights-holders have no other rights than those described above.

Those terms and conditions stipulated in the loan agreement of 8 January 2003, which is available from Norsk Tillitsmann ASA, otherwise apply. The loan number is ISIN NO 001 017404.8.

Other financing and repayment commitments

The following tables show other short-term and long-term financing issued by credit institutions, interest and principal repayment commitments associated with these, as well as interest-bearing feed credits (figures as at 30 June 2004):

Long-term debt to credit institutions

The table below shows long-term debts within the Group which are not included in the refinancing package:

	Balance	Instalment					Outstanding
(NOK mill.)	30.06.2004	2H04	2005	2006	2007	2008	balance
Faeroes	41.0	0.0	0.0	0.0	2.0	3.0	36.0
Vestlax	45.0	3.7	4.7	3.8	3.8	3.8	25.2
North America (1)	68.8	2.6	16.6	14.5	12.8	12.8	9.5
DnB Nor Finans	6.8	2.8	4.0	0.0	0.0	0.0	0.0
Total leasing liabilities (2)	272.8	42.2	64.8	24.4	10.4	6.5	124.5
Total	**434.4**	**51.3**	**90.1**	**42.7**	**29.0**	**26.1**	**195.2**

The interest terms associated with the various loans included in the table above vary quite considerably. Pan Fish Faeroe Islands' loans incur interest mainly at CIBOR + 1%. Vestlax Hirtshals AS pays interest at an average rate of 6% per annum. The loan issued by DNB Nor Finans incurs 9.9% interest, while leasing liabilities incur an average interest of NIBOR + 1.25%.

Short-term debt to credit institutions

The table below shows total credit lines not included in the refinancing package:

	Limit	Drawn	
Faeroes	**DKK mill.**	**DKK mill.**	**Interest rate**
Laksaaling	3	1.9	7.75 % p.a.
Denmark	**DKK mill.**	**DKK mill**	**Interest rate**
Vestlax Hirtshals	5	2.7	7.50 % p.a.

Guarantees, etc

The table below shows an overview of the guarantees made by Pan Fish or companies in the Pan Fish Group, over and above the Syndicated Loan:

In connection with:	On behalf of:	Amount (NOK mill.)
Bank guarantees	Pan Fish or a subsidiary	37.6
Sureties	Pan Fish or a subsidiary	178.3
Feed supplies	Pan Fish or a subsidiary	87.2
Total		**303.1**

The table above does not include sureties provided by Pan Fish on behalf of Pan Fish Norway to Eggesbønes Næringsutvikling in respect of rent for the new processing plant. The rental agreement has a term of 20 years, with an annual rental of around NOK 11 million.

Financial instruments

The Company currently has an outstanding interest swap on a contractual principal of NOK 400 million under which the Company pays a fixed rate of 6.92% and receives a floating interest rate based on 3-month NIBOR. The agreement was entered into on 4 July 2002 with a start date of 19 September 2002 and a maturity date of 19 September 2008.

The Company has two interest/currency swaps outstanding. The first agreement was entered into on 28 March 2003 with a start date of 28 April 2003 and a maturity date of 27 April 2007. The swap currently amounts to NOK 80.7 million and USD 11 million. The Company will pay USD interest during the period based on 3-month LIBOR and will receive NOK interest based on 3 month-NIBOR. The other agreement was entered into on 28 March 2003 with a start date of 28 April 2003 and a maturity date of 27 April 2007. On the contract's start date the Company paid NOK 39.4 million to the bank and received EUR 5 million. The Company pays EUR interest during the period based on 3-month LIBOR and receives NOK interest based on 3-month NIBOR.

The Company currently has three forward contracts outstanding:

- Contract for the sale of GBP 14.5 million to buy NOK at 11.90 with the exchange rate in effect on 12 January 2006.
- Contract for the sale of CAD 40 million to buy NOK at 5.24 with the exchange rate in effect on 12 January 2006
- Contract for the sale of CAD 8.5 million to buy NOK at 5.26 with the exchange rate in effect on 17 January 2006

Accounting for interest swaps

A provision has been made in the accounts in relation to the expected redemption value of the interest swap. The provision is recalculated and adjusted at the end of each quarter.

Accounting for interest and currency swaps

Gains/losses on currency amounts are calculated on a monthly basis by using the exchange rate for the last day of the month. Actual interest is accrued when preparing the accounts and recorded in the normal manner.

Accounting for forward contracts

Gains/losses on currency amounts are calculated on a monthly basis by using the exchange rate for the last day of the month.

3.5. Other financial matters

Investments

The following table shows Pan Fish's most important (measured in terms of cost price) investments in other companies in recent financial years:

Company	Shareholding	Cost price (NOK mill.)
1998		
None		
1999		
Norway Seafarms AS	40 %	130
Seafood Farmers AS	18 %	35
2000		
Global Fish AS	100 %	294
Welcon Pelagic AS	66 %	132
Seafood Farmers AS	82 %	123
Norway Seafarms AS	60 %	73
PF Vestsalmon	50 %	131
Austevoll Havfiske ASA*	19.9 %	191
Various fishing vessels	approx. 49 %	151
2001		
Gjølaks AS	100 %	170
Salmonor AS	100 %	372
Pan Pelagic ASA	17.3 %	300
2002		
Pan Pelagic ASA	95.8-98.9%	36
Vadsø Sildoljefabrikk AS	48.1-96.3%	35
2003		
PF Vestsalmon	67%	20

* NB! As a result of subsequent share capital increases in Austevoll Havfiske, this shareholding has been reduced to 11.9%.

4. Share capital and investor relations

4.1. The Company's share capital

Prior to the EGM of 19 August 2004 Pan Fish's registered share capital stood at NOK 825,607,203.88 divided into 20,640,180,097 shares, each having a face value of NOK 0.04. Following the write-down of share capital, the share consolidation and the private placement in respect of the Banks in which debt was converted to shares in accordance with the resolution passed by the said EGM, see section 1.2, the Company's share capital amounts to NOK 736,676,382 divided into 368,338,191 shares, each having a face value of NOK 2 fully paid up and registered by name. The Company has one class of shares, and each share entitles the holder to one vote.

The table below shows the development in the Company's share capital:

SHARE CAPITAL DEVELOPMENT (FIGURES IN NOK)

Date	Type of increase	Number of shares after change	Face value	Change in share capital	Share capital after change
1992	Company established	100	1,000		100,000
1995	Split	2,000,000	0.05		100,000
	Private placement	3,500,000	0.05	75,000	175,000
1996	Transfer from reserves	3,500,000	0.50	1,575,000	1,750,000
	Convertible subordinated loan	3,525,472	0.50	12,736	1,762,736
1997	Convertible subordinated loan	3,677,012	0.50	75,770	1,838,506
	Split	18,385,060	0.10		1,838,506
	Public offering	22,185,060	0.10	380,000	2,218,506
	Issue on acquisition	23,221,060	0.10	103,600	2,322,106
	Convertible subordinated loan	23,225,060	0.10	400	2,322,506
1998	Convertible subordinated loan	23,736,000	0.10	51,094	2,373,600
	Issue on acquisition	23,886,000	0.10	15,000	2,388,600
1999	Issue on acquisition	25,040,881	0.10	115,488	2,504,088
2000	Convertible subordinated loan	30,522,868	0.10	548,199	3,052,287
	Transfer from reserves	30,522,868	2.00	57,993,449	61,045,736
	Split	122,091,472	0.50		61,045,736
	Convertible subordinated loan	128,567,522	0.50	3,238,025	64,283,761
2001	Convertible subordinated loan	130,139,374	0.50	785,926	65,069,687
	Issue on acquisition	154,988,414	0.50	12,424,520	77,494,207
2002	Private placement	170,398,414	0.50	7,705,000	85,199,207
	Convertible subordinated loan	170,406,072	0.50	3,829	85,203,036
2003	Private placement (cash)	1,370,406,072	0.50	600,000,000	685,203,036
	Private placement (against debt)	2,637,253,132	0.50	633,423,530	1,318,626,566
	Rights issue	2,640,180,100	0.50	1,463,484	1,320,090,050
	Write-down of share capital	2,640,180,100	0.04	1,214,482,846	105,607,204
	Private placement (against debt)	18,735,591,277	0.04	643,816,447.08	749,423,651.08
	Private placement (against debt – Nordea)	20,272,457,825	0.04	61,474,661.92	810,898,313
2004	Private placement (against debt – Nordea)	20,640,180,097	0.04	14,708,890.88	825,607,203.88
	Write-down of share capital	20,640,180,097	0.02	412,803,601.94	412,803,601.94
	Private placement (Nordea)	20,640,180,100	2.00	0.06	412,803,602
	Reverse split	206,401,801	2.00		412,803,602
	Private placement (against debt)	368,338,191	2.00	323,872,780	736,676,382

4.1.1 Public Rights Issue

The EGM of 19 August 2004 passed a resolution to further increase the Company's share capital by up to NOK 250,000,000 by issuing at par up to 125,000,000 shares, each having a face value of NOK 2. In line with the resolution passed by the EGM, the Public Rights Issue is limiteded to a maximum of NOK 248.366.448 with the issue at par of up to 124.183.224 shares, each having a face value of NOK 2. In connection with the Public Rights Issue, preference will be given to the Company's existing shareholders as at the close of business on 25 August 2004. One subscription right will be granted for each old share. One subscription right entitles the holder to subscribe to 2 new shares. The subscription rights are non transferable. In addition to the Company's shareholders, investors domiciled in Norway may also subscribe to shares in the Public Share Issue. Such subscribers will be allocated shares to the extent that holders of preferred subscription rights have not fully availed themselves of said rights.

The Public Rights Issue has not been fully guaranteed, but DnB NOR and Nordea have guaranteed subscriptions up to a limit of NOK 100,000,000.

For more information, see section1.3.

Share capital after the Public Rights Issue
Following the Public Rights Issue, the Company will have a share capital of not less than NOK 836,676,382 and not more than NOK 985.042.830 divided into not less than 418,338,191 but not more than 492.521.415 shares. The actual number of shares will be determined only when it is known how many shares have been subscribed to in the Public Rights Issue.

4.1.2 The New Subordinated Loan

In addition to converting debt into shares as described in section 1.2.3, Nordea has converted NOK 135,643,122 of its share of the Syndicated Loan into a new subordinated convertible loan to Pan Fish. The New Subordinated Loan may at any time during a period of five years from 19 August 2004, in whole or in several stages, be converted into Pan Fish shares at a conversion rate of NOK 2.25 per share.

Following the completion of the Public Rights Issue, Nordea is obligated to convert the New Subordinated Loan, either in whole or in part, into Pan Fish shares. Nordea is, however, not obliged to convert a larger proportion of the loan than that which is necessary for Nordea to achieve a shareholding of 47.5% of Pan Fish's shares at the date in question.

For further details, see section 1.2.3 of the Prospectus.

4.1.3 The New Convertible Liquidity Loan

In connection with the refinancing package, Pan Fish has concluded an agreement with Nordea and DnB NOR in respect of a short-term convertible liquidity loan of up to NOK 150,000,000 in the form of a drawing facility. This sum is, however, to be reduced krone for krone in respect of the amount subscribed to in the Public Rights Issue in excess of the NOK 100,000,000 for which subscriptions have been guaranteed by Nordea and DnB NOR. The loan falls due in its entirety on 31 December 2005. Each of the lenders has, at any time during the term of the drawing facility, the right to convert all or part of the amount drawn on the drawing facility into new shares in Pan Fish at a conversion rate of NOK 2.00 per share.

For further details, see section 1.2.5 of the Prospectus.

4.1.4 Outstanding subordinated convertible (bond) loan

The Company has outstanding a subordinated convertible (bond) loan, in the amount of NOK 78.247.754, approval for which was given by the EGM of 10 January 2003. The loan was issued at par and runs for a term of 10 years. The loan is interest-only as well as being interest-free for the first 5 years. The loan may be converted into share capital during the interest-free period. As a result of the share consolidation that was undertaken in connection with the refinancing package implemented in the autumn of 2004, the conversion rate has been adjusted to NOK 102 per share. The loan agreement stipulates that the conversion rate shall be adjusted when changes are made in the Company's share capital as a result, among other things, of certain share capital increases and write downs, share splits, share consolidations, the issue of new convertible loans and other dispositions which may be to the bondholders' disadvantage. The share capital may, by converting this loan, be raised by up to NOK 1,534,268 divided into 767,134 shares, each having a face value of NOK 2.

The conversion rate may be further adjusted following the completion of the Public Rights Issue approved by the EGM of 19 August 2004.

The outstanding subordinated (bond) loan has not at this time been converted into shares. For further details, see section 3.4 of the Prospectus.

4.1.5 Own shares

As at the date of publication of this Prospectus, Pan Fish does not own its own shares.

4.1.6 Employee share schemes

The Company does not have any share option schemes over and above those relating to the CEO and other senior executives, which are described in section 4.1.7.

4.1.7 Option scheme for the CEO and other senior executives

CEO Atle Eide's contract of employment stipulates that a scheme shall be set up under which Mr Eide is granted options for 2 million shares at an exercise price of NOK 0.10 per share. Adjusted for the share consolidation described in section 1.2.2, the scheme now grants options to 20,000 shares at an exercise price of NOK 10. It has also been agreed that the exercise price shall be adjusted if the share's face value is changed and/or if the number of shares in the Company changes as a result of a share capital write-down or similar event. This matter will be regulated in detail by the option agreement, which has not yet been signed. Any other adjustments resulting from the refinancing package will be clarified when the final option agreement is signed. The options may be exercised during a period of two to five years from the date of Mr Eide's employment. If the Company should terminate Mr Eide's employment or if more than 50% of the shares in the Company are transferred into new ownership, the options may be exercised within a period of 30 days. If the general meeting of shareholders does not pass the necessary resolution with regard to this matter, Mr Eide shall receive a reasonable compensation for the loss of the options.

Two senior executives employed in non-Norwegian subsidiaries have been granted options to subscribe to a total of 2,400 new shares in Pan Fish, with a face value of NOK 2 per share at subscription prices ranging from NOK 2,000 to NOK 7,000 per share. The average subscription price (volume weighted) is NOK 4.916 per share. The exercise date for the options occurs individually in the period March to September 2005. The options may be exercised only if the option-holder is an employee of the Pan Fish Group. Based on the Company's current value, the options have no real value.

At the present time the Board does not have the general meeting's authority to increase the Company's share capital in connection with the exercise of any options, nor does it have authority to acquire own shares which may be used to meet the obligations of the option agreements. If the general meeting of shareholders does not grant such authority or fails to issue shares when the options are exercised, the Company will be deemed to be in breach of the option agreements.

4.2. Shareholders

PAN FISH'S 20 LARGEST SHAREHOLDERS REGISTERED IN THE VPS AS AT 30 AUGUST 2004

Name	No. of shares	Ownership%
Nordea Bank Norge AS	166 554 585	45,22 %
DnB NOR Bank ASA	114 879 399	31,19 %
Sparebanken Møre	10 283 130	2,79 %
Sparebanken Rogaland	5 541 267	1,50 %
Sparebanken Midt-Norge	5 502 905	1,49 %
MP Pensjon	3 520 946	0,96 %
Sparebanken Nord-Norge	3 485 073	0,95 %
Morgan Stanley	1 557 476	0,42 %
HSBC	1 504 190	0,41 %
Haslum Industri AS	1 061 924	0,29 %
Danske Bank	1 011 946	0,27 %
SIS Seagaintersettle	827 826	0,22 %
Pictet & Cie Banquie	724 781	0,20 %
Finter Bank Zurich	666 797	0,18 %
Svenska Handelsbanken	521 818	0,14 %
Aksjespareklubben TA	440 000	0,12 %
Nordea Bank Denmark	407 657	0,11 %
Vestvik Preserving AS	380 200	0,10 %
Frontius AS	362 708	0,10 %
Landsbanken AB	360 500	0,10 %
Total 20 largest	**319 595 128**	**86,77 %**
Other	48 743 063	13,23 %
Total	**368 338 191**	**100,00 %**

As at 30 August 2004 Pan Fish had a total of 16.434 shareholders, of whom 318 were not Norwegian, registered in the VPS.

4.3. Investor relations and dividend policy

The Board and management of Pan Fish consider that an open dialogue with the Company's shareholders and the stock market in general is an important means by which the share price can reflect the Company's earnings and actual value. Relevant information is provided in the form of press releases and, in the event of special circumstances and events, also directly by means of letters to shareholders and otherwise in accordance with Section 23-2 of the Stock Exchange Regulations. Financial results are published in annual and quarterly reports.

Dividend policy

As a result of the write-down in share capital which was approved by the Company's EGM on 10 October 2003, the Company is prevented from paying a dividend for the coming three years, unless the share capital is increased by means of a cash injection corresponding to at least the amount of the write-down, cf. Section 12-5 (1) of the PLCA. Debt conversion does not qualify as an injection of funds in this context. Prior to the write-down the Company's share capital stood at NOK 1,320,090,050. It must therefore be increased by at least this amount if a dividend is to be paid before the end of the three-year period.

The EGM of 19 August 2004 voted to further write down the Company's share capital. This means that Pan Fish is prevented from paying a dividend for three years starting on 19 August 2004, unless the share capital is increased by means of a cash injection corresponding to at least the amount of the write-down, cf. Section 12-5 (1) of the PLCA. Debt conversion does not qualify as an injection of funds in this context. The registered share capital prior to this latest write-down was NOK 825,607,203.88

The two share capital write-downs mean that in the short term there is little likelihood that Pan Fish will pay a dividend. The Board will re-evaluate the Company's dividend policy when the provisions of the PLCA no longer prevent the payment of a dividend. At this time it is too early to predict what the outcome of such an evaluation will be.

Share price and trading volume

The following graph shows developments in share price and trading volume for Pan Fish's shares during the period from August 2001 until the publication date for this Prospectus.

Developments in share price and trading volume for Pan Fish shares during the past three years (adjusted):


(NOK)
(Volume)
1 600
1 400
1 200
1 000
800
600
400
200
0
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
01.aug 01.nov 01.feb 01.mai 01.aug 01.nov 01.feb 01.mai 01.aug 01.nov 01.feb 01.mai 01.aug
Volume (Thousands)
Pan Fish

Source: Thomson financial

4.4. Tax-related issues for shareholders

General

The following is a summary of some of the most important Norwegian tax rules affecting shareholders' tax liability in Norway in connection with the subscription to, acquisition, possession and sale of shares. The summary is not intended to provide an exhaustive description of all the relevant tax-related implications, eg for investors subject to particular regulations. The summary is based exclusively on the tax rules in effect on the publication date for this Prospectus.

Investors should consult their own tax advisers for information regarding the tax issues relating to them in particular.

Shareholders resident for tax purposes in Norway

4.4.1 Capital gains tax

Gains deriving from the sale of shares are taxed as ordinary income and losses are tax deductible. The rate of taxation for ordinary income is 28%. For tax purposes the gain is considered to be the difference between the opening value and the closing value. The opening value is calculated on the basis of acquisition value. If the share has been acquired through inheritance or gift, the acquisition value is set at the value used to calculate inheritance/gift tax. The acquisition value of the share is adjusted in accordance with its proportional share of the change in the Company's retained taxed capital during the shareholder's period of ownership, so-called RISK adjustment. RISK is calculated as of 1 January in the tax year. The closing value is set at the sales price. When the consideration in respect of shares sold itself takes the form of shares, the sales price is set at the value of the shares used as consideration.

If a shareholder has acquired shares in a company on different dates, the first acquired share is considered to be that which is sold first (the FIFO principle).

Stockbroker fees and other costs associated with the buying and selling of shares are deductible in the year in which the shares are sold.

In its Report to the Storting No. 29 (2003-2004) On Tax Reform, the government has proposed a number of new rules for the taxation of capital gains. The government is proposing that shareholders which are limited companies (and other equivalent companies) should be exempt from capital gains tax. However, they would also lose the right to deduct corresponding losses. This is called the Exemption Model. The government has proposed that the changes should come into force with effect from the publication of the report on 26 March 2004. To prevent tax avoidance measures being implemented by investors, the Ministry has proposed that the rules governing sales-RISK and group-RISK be repealed with effect from the 2004 financial year. The government is expected to table a specific bill in respect of this matter later in the autumn. The legal amendments must be passed by the Storting before the end of this year if they are to be applicable from 2004.

The government has proposed the replacement of the current tax rules for natural persons with the introduction of the Shareholder Model. The Shareholder Model will not be described in any greater detail here, since it is not proposed to come into effect before 1 January 2006.

4.4.2 Dividend tax

Dividends received by shareholders resident for tax purposes in Norway are in principle liable for tax in Norway as ordinary income at the rate of 28%. Under the rules governing tax credits, shareholders are entitled to a deduction corresponding to the tax imposed on dividends, so that in practice dividends are tax-free.

Dividends received by shareholders which are limited companies would under government proposals set out in the Report to the Storting No. 29 (2003-004) (the Exemption Model) be deemed tax-free if they have been awarded after 1 January 2004. The government is expected to table a specific bill in respect of this matter later in the autumn. The legal amendments must be passed by the Storting before the end of this year if they are to be applicable in 2004.

The government has proposed the replacement of the current tax rules for natural persons with the introduction of the Shareholder Model. The Shareholder Model will not be described in any greater detail here, since it is not proposed to come into effect before 1 January 2006.

4.4.3 Wealth tax

The value of shares held is included in the basis for calculating wealth tax. Shares in listed companies are valued at 100% of the price quoted on the Oslo Stock Exchange on 1 January of the tax year. The maximum rate of wealth tax is 1.1%.

Norwegian limited companies are not liable to pay wealth tax.

Shareholders resident for tax purposes outside Norway

4.4.4 Capital gains tax

Shareholders who are not resident for tax purposes in Norway, will in principle not be liable for tax in Norway on any gains on the sale of shares.

Under Norwegian law, however, an exception to this rule is made in respect of shares that:

- have been owned in connection with a business operated in Norway, or
- are owned by a natural person and the shares are sold less than five years after the end of the year in which tax liability pursuant to residence in Norway ceased.

Tax liability under domestic Norwegian tax rules may be limited by tax treaties.

In the event that a shareholder not resident in Norway, is liable for tax on gains from the sale of shares or eligible to deduct any corresponding losses in Norway, the same rules are used to calculate the taxable gain or deductible loss as apply to shareholders who are resident for tax purposes in Norway.

Gains may be taxable in the shareholder's country of residence.

4.4.5 Dividend tax

Dividends to shareholders who are not resident for tax purposes in Norway are paid after deduction of withholding tax. The company is obliged to make a deduction to cover the income tax on such dividends. The general rate of withholding tax on share dividends under domestic Norwegian tax law is 25%.

If the shareholder is resident/domiciled in a state with which Norway has a tax treaty, the withholding tax to be deducted will, as a general rule, be reduced to 15%. Under some tax treaties, withholding tax is further reduced and, in certain cases, will amount to 0%. Tax treaty provisions in respect of reduced withholding tax do not apply to shares registered with nominees. The Tax Directorate may, however, give foreign nominees the right to register accounts in the Norwegian Registry of Securities (VPS) with a lower withholding tax rate than 25%.

If too much withholding tax has been deducted from a shareholder's dividends, an application may be made to the Norwegian tax authorities for a refund.

Independently of the Norwegian tax rules, a shareholder who is resident for tax purposes outside Norway may be taxable for dividends under the rules of his/her country of residence, or possibly such other place with which the share has a particular connection.

In its Report to the Storting No. 29 (2003-2004), the government has proposed to exempt shareholders of limited companies from within the EEA from withholding tax in Norway. Any legal amendment in respect of this proposal must be passed by the Storting by the end of the current year before it can come into force. It is not clear when any such legal amendment may come into effect.

4.4.6 Wealth tax

Shareholders who are resident for tax purposes outside Norway are not liable to pay wealth tax to Norway. An exception is made if the shares have a particular connection to a business the shareholder is engaged in in Norway.

The shareholder may be liable to pay a wealth tax under the rules of the state in which the shareholder is resident for tax purposes.

4.5. Voting rights and transferability

Each Pan Fish share carries one vote at the Company's general meetings of shareholders. Shares in Pan Fish are freely transferable.

4.6. Registration in the Norwegian Registry of Securities (VPS)

Pan Fish's shares are registered in the Norwegian Registry of Securities (VPS). The shares' securities number is ISIN 305410.8. The company's account manager is Nordea, Issuer Services.

5. The market for farmed salmon

5.1. Introduction

Seafood (both wild caught and farmed) currently represents only around 12% of the western world's food consumption. Global meat and poultry production is roughly 10 times larger than aquaculture.

Western World Food Consumption


Seafood 12%
Other 8%
Pork 10%
Poultry 30%
Beef 40%

Source: FAO

Global Farmed Meat Production


Aquaculture 9%
Other 11%
Beef 22%
Pork 35%
Poultry 23%

Source: FAO

Global consumption of seafood has been rising for a number of years. In the period 1960-2000 the average global consumption of fish rose by 70%, from approximately 9.4 kg to approximately 16 kg per capita.

Aquaculture is the world's fastest growing food sector. While global production of wild caught fish had an average annual growth rate of 6% from 1950 to 1970, production from 1970 to 2000 grew by only 1% per year. In the same period (1970-2000), global aquaculture production has averaged annual growth of 9.5%, while global land-based meat production (beef, poultry, pork) has grown on average growth by 2.8% per year.

Per capita consumption (kg)


EU
The World
Japan
Portugal
Norway
Spain
Finland
Sweden
France
Denmark
Greece
Italy
USA
Belgium
Ireland
UK
Germany
Natherlan
Austria

Source: FAO

The global production of beef is more or less static, as a result of limitations relating to arable land and water for irrigation. Pork production is increasing slightly, particularly in China.

With increased health awareness and per capita disposable income in the western world, the FAO expects a further 30% rise in per capita seafood consumption to 22.5 kg by 2030. Together with an expected rise in population numbers from today's 6.1 billion to 8.1 billion by 2030, the total consumption of seafood is expected to rise from today's 130 million tonnes to more than 200 million tonnes.

Global Seafood production (tonnes round


Aquaculture
Wild caught for human consumption
Wild caught for fish meal/fish oil
Mill tonnes
0 15 30 45 60 75 90 105 120 135 150 165 180 195 210
1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 2020 2025 2030

Source: FAO

With stable growth in demand for seafood, combined with stagnating and falling catch volumes, global aquaculture has grown over the past 30 years to represent approximately 36% of the total global supply of fish and other seafood. The world's production of farmed fish is expected to continue to increase at the same time as growth in the global wild catch of fish is expected to remain stable or fall slightly. Around 75% of the world's wild fish resources are currently considered to have been over-fished or fully utilised. Even though a large proportion of aquaculture is scale production in Asia (carp, oysters, mussels, etc), there has been strong growth in the intensive farming of marine "high value" fish species and it is not unlikely that the world's wild catch will be overtaken by aquaculture. As the traditional wild catch is characterised by over-fishing and increased costs, aquaculture represents a growing, long-term cost-effective solution to the world's increasing demand for fish.


Global aquaculture production (1000 tonnes live weight)
Quantity (1000 tonnes)
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
1970 1975 1980 1985 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
Carp
Mussels
Shellfish
Salmon/Trout
Tilapia
Other species

Source: FAO

Today the bulk of such high value species as Atlantic salmon, trout, turbot, sea bass and sea bream is already being produced by means of farming. As a result, fresh fish can be delivered in stable volumes and at a stable quality throughout the year, at the same time as pressure is reduced on wild stocks of these species. The increasing industrialisation of aquaculture production, with the farming of fish now benefiting from the same advantages that have traditionally characterised land-based meat production, has resulted in a marked fall in production costs. It is also expected that with feed resources representing a growing shortage factor, production of farmed fish will be more and more competitive in relation to other animal protein production, since farmed fish have a feed factor which is three times more efficient than poultry, five times more efficient than pork, and seven times more efficient than beef.

5.2. Production of Atlantic salmon

Atlantic salmon is the fastest growing of all farmed species, with an average annual volume growth of 15% over the past 10 years. During this period the aquaculture industry (Atlantic salmon) has been characterised by consolidation, vertical integration and internationalisation, at the same time as there has been a steady improvement in product quality and falling production costs. The market for farmed salmon has shown strong and continuous growth for a long period. During the period 1989-2002, the global supply (harvesting) of farmed salmon has increased from around 220,000 to around 1,180,000 tonnes round weight. This is an aggregate increase of some 480% and corresponds to an average annual growth rate of just over 13%.

FARMING OF SALMON 1992-2003


Salmon farming - world wide
1992 – 2003
1000 tonnes round weight
1 400
1 200
1 000
800
600
400
200
-
Atlantic
Pacific
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003E

There are two main farmed salmon species: Atlantic salmon and coho, which is a variety of Pacific salmon. In addition there is widespread farming of rainbow trout, as well as small amounts of the Pacific salmon variety chinook. As shown in the figure above, Atlantic salmon accounts for by far the largest volume of farmed salmon. Atlantic salmon is superior to the Pacific salmon species with regard to feed utilisation and growth velocity and is therefore more attractive for industrial and commercial aquaculture.

5.2.1 The salmon farming value chain

The salmon farming production and value chain is shown in the fiture below.

THE VALUE CHAIN FOR SALMON FARMING


Broodfish
Roe
Smolt
Marine phase
Processing
Sales

Broodstock and hatcheries

The process starts with the harvesting of eggs and milt (sperm) from a carefully selected stock of broodfish. The health of broodstocks is the subject of lifelong monitoring and all broodfish are slaughtered before the eggs and milt are harvested to provide further confirmation that they are in a satisfactory state of health. The eggs are fertilised immediately after harvesting, following which are transferred to hatcheries for careful monitoring and cultivation. The eggs then hatch into small fry, which look like a miniature adult fish, but with a yolk sac hanging beneath their bellies. This acts as an initial source of food and is gradually absorbed by the fry until it is ready for starter feeding. From hatching until the commencement of starter feeding takes approximately six weeks. For the remainder of its life the salmon will live on dry feed, based on marine and vegetable raw materials, that is tailor-made to meet its nutritional requirements.

From hatching to smolt

After becoming accustomed to dry feed, the fry are moved into large land-based tanks. The salmon fry are held in fresh water until they have turned into smolt. It takes approximately 2,500 degree-days from fertilisation of the egg until the salmon is ready to smolt (migrate to sea).

Farming techniques make it possible to produce smolt in six months to one year in land-based smolt facilities. Even though the biological development process from hatching to smolt requires a specific number of degree-days, synchronising the smolting of groups of 100,000 fish is one of the major challenges in smolt production.

The marine phase
Salmon and trout smolt are transferred to net cages in the sea where they grow to marketable size. In saltwater salmon grow up to three times faster than in freshwater. It normally takes the salmon smolt 12-24 months to grow big enough for harvesting (3-8 kg).

The fish's growth rate depends on a number of factors, such as genetic resources, feeding regime, smolt quality, date of transfer, size and other sorting criteria, water quality and temperature, location, feed quality, feeding technology, density, hygiene and health status.

The transfer of smolt to seawater generally takes place twice a year: in the spring and autumn. In reality smolt are being transferred to the sea over a large part of the year in order to allow for even production. Large smolt are transferred in March/April before the bulk of the spring release, which takes place in May. Roughly two-thirds of the transfers take place in the first half-year. The transfer of smolt in the second half-year occurs at relatively frequent intervals from August until November.

Biomass development
Given no increase in production (the total of growth, fish transferred and fish harvested equals zero) and regular harvesting, the aggregate biomass (weight of fish in the sea) in a fish farm in the northern hemisphere will normally fluctuate during the year roughly as illustrated in the figure below.


Biomass; % of the year's peak
105
100
95
90
85
80
75
70
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

The individual factor which has the greatest impact on the cycle outlined above is temperature. The curve may therefore be flatter if the temperature is more constant, as it is on the west coast of North America.

Harvesting and processing
Fish ready for harvesting are collected from the aquaculture facility and transported to the processing plant. The fish are first cooled to a core temperature of 3-4°C while still alive. This induces a state of torpor in the fish and draws blood away from the muscles. From the cooling tank the fish are normally transferred to a semi-automated processing line where they are killed and gutted. The fish are then sorted by weight and quality, and packed in crates filled with ice. Each fish is quality graded in accordance with nationally defined standards under which Superior is the highest standard in all countries.

Fish that is destined for the consumer market or secondary processing plant is carried in an unbroken refrigerated chain.

In addition to (frozen and fresh) fillets the most common processed salmon products are smoked salmon, cured salmon, skin and bone-free portions for the catering industry and ready-packed portions for the retail market.

Sales, distribution and marketing

Geographically, the largest import markets for salmon are Asia, North America and Europe. From Norway, the Faeroes and the UK the fish is transported by truck to the Continent. For the markets in Asia and North America fresh fish is air-freighted and frozen fish carried by ship. Salmon from the USA and Canada is carried by truck to its customers.

Traditionally there have been a great many links in the distribution chain between the fish farmer and the consumer of fresh seafood. Only the largest aquaculture companies are integrated through to the final distributor or food processing company. Typically, the smaller fish farmers will sell to an exporter, who will then sell the fish on to an importer, other wholesalers and distributors, who will in turn sell it to industrial food processing companies, restaurants, supermarkets, etc.

5.2.2 The largest producing countries

The table below shows the annual supply (harvesting) of Atlantic farmed salmon since 1995. Norway is the world's largest producing country, followed by Chile, the UK (Scotland) and Canada. However, the Norwegian market share has fallen from 55% in 1995 to 42% in 2002. The table shows that market share has primarily been lost to Chile.

SUPPLY OF ATLANTIC SALMON (1000 TONNES ROUND WEIGHT)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	Annual growth 1995 - 2003	Share 1995	Share 2003
Norway	249	292	316	343	411	419	413	444	508	8.2 %	56 %	45 %
UK	66	78	94	104	118	120	131	140	162	10.5 %	15 %	14 %
Chile	54	77	97	104	104	159	237	277	272	19.7 %	12 %	24 %
Canada	34	39	52	59	67	79	97	112	92	11.7 %	8 %	8 %
USA	14	16	19	20	20	22	24	13	18	2.8 %	3 %	2 %
Faeroes	8	17	21	19	36	30	41	42	47	21.7 %	2 %	4 %
Ireland	12	13	15	17	19	19	24	22	18	4.6 %	3 %	2 %
Iceland	3	3	3	3	3	3	2	4	4	3.2 %	1 %	0 %
Other	6	8	8	9	10	11	13	15	16	11.5 %	1 %	1 %
Total	**445**	**542**	**624**	**678**	**787**	**862**	**982**	**1 069**	**1138**	**11.0 %**	**100 %**	**100 %**
Annual growth		**22 %**	**15 %**	**9 %**	**16 %**	**9 %**	**14 %**	**9 %**	**6 %**			

Source: Kontali Analyse

The total supply of farmed salmon in 2003 amounted to 1,138,000 tonnes round weight. The total supply of Atlantic salmon grew on average by some 11% from 1995 to 2003. This is an extremely rapid growth rate compared with the majority of industries. With an average annual growth rate of 11%, production will double every 6.6 years.

Norway

Norway supplied 508,000 tonnes round weight of Atlantic salmon in 2003, an increase of 14% compared with 2002. Norwegian production and export of salmon and trout has grown substantially in recent years. Exports of salmon more than doubled between 1992 and 2003. Norwegian salmon is sold to more than 130 countries, with the EU as the largest market for Atlantic salmon and Japan the largest market for trout.

Norwegian fjords are well suited for various types of fish farming, with favourable water replacement conditions, a relatively stable temperature, large freshwater and saltwater resources and a well-developed infrastructure.

The Norwegian aquaculture sector is subject to government regulation, feed quotas[4] og and licensing. Regulations have been imposed to prevent over-production and protect the environment. Previously

[4] The feed quota scheme is due to be abolished with effect from 2005

regulation was also intended to maintain the minimum prices set by the EU. For more information see section 7.1.2 of this Prospectus.

According to the Fisheries Directorate, salmon and trout for human consumption were being produced by 882 licensed operations in August 2004. Production under a single licence may take place at several different sites. Today, salmon farming is carried on at approximately 1,700 sites along the coast of Norway, with Nordland and Hordaland counties having the most sites.

The Norwegian aquaculture industry enjoys a considerable growth potential and there is nothing to stop Norwegian producers achieving the lowest production costs.

Chile
Chile supplied 273,000 tonnes round weight of Atlantic salmon in 2003, an fall of 2% compared with 2002. The majority of the fresh Atlantic salmon fillet produced in Chile, and more than 50% of the frozen Atlantic salmon, is exported to the American market, while Japan is the most important market for trout and coho salmon.

Chilean producers have, largely due to lower investments and higher levels of equity, achieved somewhat lower costs than, for example, Norwegian fish farmers. This, combined with high prices in the USA, has given Chilean farmers acceptable profitability on sales to their main market, the USA.

In common with Norway, Chile affords very good fish farming conditions, with a steadily improving infrastructure and almost perfect natural conditions for aquaculture. It is expected that Chilean aquaculture will more than double in size over the next 5-7 years.

UK
The UK supplied 162,000 tonnes round weight of Atlantic salmon in 2003, an increase of 16% compared with 2002. UK production of farmed salmon is concentrated in Scotland, the Orkneys and Shetlands. UK producers are known for producing high quality fish, ideal for smoking. As a result, they obtain a higher average price in the European market than most other producers. Despite relatively high volume growth in 2001, the production potential of the UK aquaculture industry is almost fully exploited, as a shortage of good farming sites restricts the possibilities for growth.

Canada/USA
Canada supplied 92,000 tonnes round weight of Atlantic salmon in 2003, a fall of 18% compared with 2002. Canada exports mainly fresh, gutted salmon, primarily to the USA, where Canadian producers have a dominant market position for this product. Exports to the European market have until now been insignificant.

The USA supplied 18,000 tonnes round weight of Atlantic salmon in 2003, an increase of 38% compared with 2002. The USA produces primarily for domestic consumption. The production potential of the American aquaculture industry is limited due to the lack of good farming sites.

The Company believes that production in North America will stagnate in 2004/2005, which will give Chilean producers an opportunity to sell larger volumes. Due to problems with disease and parasites, Pan Fish North America produces much less than its maximum production capacity, with resulting high costs.

Other producing countries
The Faeroes supplied 47,000 tonnes round weight of Atlantic salmon of in 2003, an increase of 12% compared with 2002. Production in the Faeroes is falling dramatically due to financing difficulties combined with major disease-related operational problems.

Other countries with production of any size are Ireland, the only country within the euro zone, as well as Australia and Iceland. All these three areas are marginal.

5.2.3 Main features of the present market situation – supply side

The most prominent feature of the world's salmon markets over the last 2½ years has been a substantial increase in production and supply. Consumption in the main markets for Atlantic salmon has continued to grow rapidly, although at a slightly lower rate in recent years, but farmers have been obliged to accept steadily lower prices in order to sell their fish. The figure below shows the development in biomass since 2000, which supports expectations of a slowdown in supply growth.

BIOMASS DEVELOPMENT IN EUROPE (NORWAY, UK, FAEROES AND IRELAND)



550
500
450
400
350
300
250
Tonnes WFE
200
200
200
200
2004
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Source: Kontali Analyse

BIOMASS DEVELOPMENT - NORWAY



380 000
350 000
320 000
290 000
260 000
230 000
200 000
Tonnes WFE
2000
2001
2002
2003
2004E
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Source: Kontali Analyse

The figure below shows the development in the FNL price – the average price per kilo of fresh, gutted salmon of superior quality, ready packed and delivered from the processing plant – on a weekly basis since the beginning of 1995. This shows both how much the salmon price has fluctuated during this period, and the particularly low prices experienced in 2001/2002.


NOK / Kilo
40,00
35,00
30,00
25,00
20,00
15,00
10,00
FNL price per week
Weighted average for the period
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Developments in quarterly harvesting volumes for the main producing countries help to explain the fluctuations in the price of salmon. As indicated in the table below, the second quarter of 2000 coincided with the first quarter of particularly strong production growth in Chile. The prospect of continued strong growth in Chilean farmed fish production contributed to a significant fall in prices until November 2000. Measured in terms of average Norwegian export prices, the price of salmon fell by roughly 30% during this period.

CHANGES IN HARVESTING VOLUMES – QUARTERLY

	2000				2001				2002				2003				2004E	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Norway	3 %	4 %	0 %	3 %	14 %	0 %	-5 %	-14 %	-4 %	10 %	9 %	15 %	5 %	12 %	24 %	16 %	15 %	-1 %
UK	10 %	-7 %	-5 %	8 %	4 %	-2 %	24 %	13 %	20 %	16 %	-2 %	-2 %	17 %	22 %	17 %	8 %	-14 %	-15 %
Canada	26 %	12 %	18 %	12 %	13 %	29 %	30 %	33 %	20 %	23 %	7 %	1 %	5 %	-20 %	-29 %	-30 %	-34 %	-17 %
Chile	25 %	83 %	80 %	62 %	88 %	61 %	17 %	38 %	7 %	9 %	19 %	4 %	10 %	-6 %	0 %	15 %	17 %	18 %
Faeroes	7 %	-35 %	-20 %	-17 %	22 %	80 %	31 %	33 %	34 %	30 %	9 %	-40 %	-24 %	-44 %	48 %	99 %	17 %	23 %

Source: Kontali Analyse

The table shows that for five consecutive quarters the amount of Chilean salmon being harvested rose by more than 50%, compared with the same quarter the year before. As other producing countries, such as Canada, the UK and Faeroes, have also steadily been harvesting larger volumes, salmon prices have been falling/low throughout large parts of 2001 and almost the whole of 2002 and 2003. The market situation has led to a need to adjust supply and production capacity and has, to a considerable extent, contributed to the current fall in supply growth.

Prices in Europe have risen considerably from their low last winter, and the fall in prices in June/July this year is in line with previous years' seasonal variations. Many producers continue to make a profit at this price level. Many industry participants and analysts believe that prices will rise further during the autumn of 2004. The rise in the price of salmon from the end of July/beginning of August could be the result of the previously mentioned expectations of a reduction in supply, primarily in Europe. It must be emphasised, however, that price developments are very difficult to predict and are subject to considerable uncertainty.

5.3. Main markets for Atlantic salmon

The table below shows annual consumption of Atlantic salmon in the most important markets since 1995.

CONSUMPTION OF ATLANTIC SALMON (TONNES ROUND WEIGHT)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	Annual growth 1995 - 2003
EU-25	**278**	**329**	**369**	**395**	**446**	**463**	**495**	**522**	**580**	9.6
Growth		18 %	12 %	7 %	13 %	4 %	7 %	5 %	11 %	
USA	**79**	**100**	**128**	**146**	**167**	**200**	**250**	**295**	**311**	18.7
Growth		27 %	28 %	14 %	14 %	20 %	25 %	18 %	5 %	
JAPAN	**33**	**36**	**40**	**37**	**60**	**56**	**66**	**65**	**50**	5.3
Growth		9 %	11 %	-8 %	62 %	-7 %	18 %	-2 %	-23 %	
OTHER	**55**	**77**	**88**	**100**	**115**	**143**	**173**	**188**	**198**	17.4
Growth		40 %	14 %	14 %	15 %	24 %	21 %	9 %	5 %	
Total	**445**	**542**	**625**	**678**	**788**	**862**	**984**	**1070**	**1139**	**12.5 %**
Growth		**22 %**	**15 %**	**8 %**	**16 %**	**9 %**	**14 %**	**9 %**	**6 %**	

Source: Kontali Analyse

The most important consumer markets for Atlantic salmon are the EU, the USA and Japan. Of these, the EU is by far the largest market, while the USA is the fastest growing. With effect from May this year a number of rapidly growing eastern Europen markets were included in the EU. In the group "Other" consumption is growing most rapidly in Russia, Brazil and China.

As the Company sees it, there is no global market for farmed salmon. There appear to be two, perhaps three, semi-autonomous markets with regard to price/demand: Europe, the USA and Southeast Asia. Pricing levels in 2003 are an illustration of this, with very high prices in the USA at the same time as prices in Europe have been at record low levels.

The figures below show the quarterly growth in consumption of Atlantic salmon in the EU and USA respectively, and demonstrate that these important markets have been developing in very different ways, particularly in recent periods. In addition to potentially different trends in consumer preferences and the fact that the markets have their bases in different absolute levels, there are several factors which can explain the difference in growth rates between the EU and USA. Reduced market access for Norwegian salmon in the EU as a result of the minimum price scheme in the EU Agreement, as well as very strong growth in production and supply of Chilean farmed salmon, can, to a large extent, explain these differences.

QUARTERLY GROWTH IN CONSUMPTION IN THE EU AND THE USA


Quarterly growth in consumption - EU
20 %
15 %
10 %
5 %
0 %
-5 %
-10 %
2000
2001
2002
2003
2004E
Quarterly growth in consumption - USA
35 %
30 %
25 %
20 %
15 %
10 %
5 %
0 %
-5 %
-10 %
200
200
200
200
2004

Source: Kontali Analyse

It is, moreover, likely that the difference in consumption growth is also due to the fact that the lower prices paid to farmers have benefited American consumers to a greater extent than their European counterparts. The distribution chain for a much of the farmed salmon in the European market involves a large number of cost-adding intermediaries. In the American market, however, more efficient distribution of farmed salmon products has been established and a relatively greater proportion of salmon products is sold directly to the final consumer. The fact that there are fewer cost-adding intermediaries has, to a large extent, contributed to lower prices to the final consumer as well. In recent years, however, disease-related problems in North America and the effect of a sharp drop in the amount of smolt transferred to seawater in Chile during the autmn of 2001 and the spring of 2002 resulted in limited opportunities for an increase in supply to the US market.

EU

EU consumption of farmed salmon in 2003 was approximately 580,000 tonnes round weight, corresponding to approximately half the total global consumption. Norwegian and Scottish salmon farmers accounted for the bulk of the supply to this market.

Consumption of salmon within the EU has risen steadily, with an average growth rate of approximately 10% since 1995. The supply of Atlantic salmon increased by 11% from 2002 to 2003. According to Kontali Analyse, the volume being supplied to the EU markets is expected to rise to 560,000 tonnes round weight in 2004.

France is the largest individual market for Atlantic salmon within the EU. In France there is a particularly large market for smoked salmon during the Christmas season, as a result of which consumption of salmon in the EU is normally highest in the fourth quarter.

The eastward expansion of the EU includes countries which do not have the same salmon consuming tradition as those in western Europe, but which offer considerable market potential with regard to both private consumption and the region's steadily growing seafood processing industry.

USA

Between 1995 and 2003, the USA's share of total consumption increased from around 18% to around 27%. In 2003, approximately 311,000 tonnes round weight of farmed Atlantic salmon were consumed. Chile and Canada are the main suppliers of salmon to the American market. Americans spend approximately USD 50 billion annually on seafood products. Approximately 65% of these products are consumed through the hotel, restaurant and catering segment, while retailers account for the rest. After tuna and shrimp, salmon is the most consumed seafood product.

Both the USA and Japan catch substantial amounts of Pacific salmon. As indicated above, the USA is the fastest growing of the major markets for farmed salmon. In the USA, consumption of farmed Atlantic salmon has increased both as a result of a decline in the volume of wild caught Pacific salmon, and an increase in the availability of farmed salmon. In addition, the total consumption of fish in the USA is rising. According to Kontali Analyse, volume in the American market is expected to grow to 325,000 tonnes round weight in 2004. Consumption per capita is expected to grow significantly in future since seafood, and in particular salmon products, is regarded as healthy and as a good source of protein as well as important vitamins and minerals.

Japan

In common with the USA, the volume of wild caught Pacific salmon has fallen significantly in Japan. It has taken time for Atlantic salmon to win acceptance in Japan, with its demanding and conservative culinary tradition. However, as Japanese consumers become more familiar with the taste of farmed Atlantic salmon, it is expected that this market has a considerable potential for growth. Japan is the world's largest market for fish and has a higher seafood consumption per capita than any other country in the world. Consumption of salmon per capita has been around 4 kg.

In recent years the USA has put pressure on Japan to reduce import tariffs on seafood products, which will be of particular importance for the growth potential of this market. While Japanese consumption of Atlantic salmon was around 50,000 tonnes round weight in 2003, Kontali Analyse expects that volume to rise to 55,000 tonnes round weight in 2004.

Other markets
The markets east of the EU are undeveloped as far as farmed salmon is concerned, but are expected to have considerable potential. Russia is perhaps the most developed market in this region.

In Asia, markets for farmed salmon include countries such as China (incl. Hong Kong), Taiwan, South Korea, Singapore, Malaysia and Indonesia. Exports to these countries are growing rapidly, but volumes continue to be low. The Asian markets are characterised by high population density, a tradition for eating seafood, as well as increasing purchasing power.

South America is another region with considerable future potential. Increased salmon consumption in Brazil, for example, provides a positive indication of this. The increased demand is expected to be met mainly from Chilean exports.

5.4. Main factors behind the expected growth in demand for farmed fish

The most important drivers for the expected continued growth in demand for farmed fish can be summarised as follows:

Limited supply of wild salmon
The global catch of wild fish appears to have stagnated, and the supply of many of the most important species is in decline. The expansion of the aquaculture industry can be ascribed in part to limitations in the world's wild fish stocks. Conventional fishing is threatened by over-fishing and increased costs, while production costs for farmed fish have been falling steadily. Fish farming appears to be the most cost-effective way to respond to the reduction in the supply of wild fish.

Population growth
The world population totals around 6 billion people. According to the UN, the world population increases by approximately 1.33% per year, which corresponds to 78 million people. This growth rate means that the world population will total some 9 billion people by 2050. As mentioned above, many of the world's wild fish stocks are already over-fished. Assuming that per capita consumption remains stable, the demand for fish from a growing population will have to be met by increased supply from the aquaculture industry.

Consumption per capita
In addition to a significant increase in total population numbers, per capita consumption of seafood is also expected to increase in many markets. This will result in an even wider gap between the amount of wild caught fish available and demand for seafood, which could provide another boost to the aquaculture industry.

Market penetration
In recent years there has been increasing focus on health issues related to the consumption of seafood. Seafood is seen as a healthy alternative to meat products. Salmon and trout have in recent years achieved strong global market penetration, mainly due to stable supplies of a number of different processed products. Consolidation in the aquaculture industry has strengthened product development and improved distribution channels to the global consumers.

Higher living standards
Economic growth in Asia, Europe, the USA and parts of eastern Europe has raised living standards in these regions. This has resulted in increased demand for quality products from the seafood industry. Salmon is regarded as a high quality product and the strongest demand growth is expected in the industrialised countries.

Supply of Atlantic salmon
The global supply of Atlantic salmon has increased more than 20-fold since 1984, and growth appears to be continuing in spite of geographic and political limitations. Norway and Chile have the best geographical conditions for farming (water temperature and deep coastline with sufficient water flow).

Chile lacks infrastructure while Norway is subject to political restrictions. Growth in North America, the UK and Faeroes is limited by the lack of good sites as well as environmental factors.

Substitutes

Chicken, pork, beef and wild caught fish, are the closest substitutes to farmed salmon. The price of beef in the global market is expected to fall as a result of the agricultural reforms proposed by the EU. It is predicted that this will affect total demand for fish products. The aquaculture industry exploits shortage factors such as feed, for example, better than its substitutes, which in the long term will be a competitive advantage. The production cost of chicken, pork and beef has been relatively stable in recent years, while the production cost for Atlantic salmon has fallen by approximately 50% since 1991. A further reduction in production costs for Atlantic salmon is expected to strengthen the competitive position of farmed salmon.

Stable supply

Wild caught fish is not, in a market context, a perfect substitute for farmed fish. Farmed fish has a comparative advantage with regard to guaranteed and stable availability throughout the year, a guaranteed level of freshness, as well as full traceability.

6. Risk factors

An investment in Pan Fish shares in connection with the Public Rights Issue described in this Prospectus involves risks for an investor. The following sections present a number of risk factors which are considered relevant to the farming of Atlantic salmon in general, and Pan Fish and the group's activities in particular. The description is not exhaustive. Matters which are not discussed here may also be material to an evaluation of the Company's shares as an investment. The factors referred to below, with the addition of all other information set out in this Prospectus, should be carefully considered in connection with an evaluation of the Company's shares as an investment.

No financial due diligence has been undertaken in connection with the current refinancing package. However, a partial audit of the Company's financial accounts as at 30 June 2004 has been carried out. No complete legal due diligence has been undertaken in respect of the Pan Fish Group. Only a *limited* due diligence of Pan Fish's *Norwegian* business has been carried out. Although the information presented in this Prospectus accords, as far as the Board is aware, with the actual situation, there may nevertheless be circumstances of significant importance which are not referred to herein.

6.1. Financial risk

Following the implementation of the refinancing package (see Chapter 1), Pan Fish will still have a high level of debt and a limited ability to withstand significant setbacks of a biological or financial nature. Future investment requirements, the building up of working capital and/or the financial impact of the risk factors presented in this Prospectus may therefore make it necessary to raise additional external and/or equity capital. A lack of access to, or significant changes in the terms and conditions of, such capital may prevent or limit the Company's future growth and strategy. The refinancing package is based on the assumption that the price of salmon will rise above the level achieved in 2003 (average FHL price in 2003 was NOK 19.03 per kg). Should the above-mentioned assumption not, however, materialise, Pan Fish will probably be dependent on the implementation of further equity transactions if it is to continue to pursue its development plans.

It must, moreover, be pointed out that the book value of licences and operating assets assumes a significant increase in production volumes compared with today's levels. If, in the next few years, financial constraints and/or biological factors prevent the Company from increasing its production volume to a more normal level of capacity utilisation, major write-downs of licences and operating assets may be necessary.

Pan Fish and the Banks shall, in accordance with the Refinancing Agreement, negotiate supplementary agreements in respect of the existing Syndicated Loan agreement during the autumn of 2004 (see section 3.4 above). These supplementary agreements shall deal with the extraordinary repayment of surplus liquidity in Pan Fish on a consolidated basis ("cash sweep"), new financial covenants and a new repayment structure. Such supplementary agreements must be entered into to prevent Pan Fish from being in default of the Syndicated Loan's repayment provisions.

6.2. Market risk

Price developments

Pan Fish's financial position and future development depends to a considerable extent on what happens to the price of farmed salmon, which has historically been subject to substantial fluctuations. Farmed salmon is a raw material, and it therefore reasonable to assume that the market price will in the foreseeable future continue to follow a cyclical pattern.

The balance between total supply and demand for farmed fish will be a key parameter. Overproduction may once again result in a fall in prices, as happened in 2001-2003. This could in turn have a significant impact on the Company's profitability and liquidity even after the implementation of the refinancing package.

The refinancing package is based on the assumption that the price of salmon will rise above the level achieved in 2003 (the average FHL price in 2003 was NOK 19.03 per kg). Should the above-mentioned assumption not, however, materialise, Pan Fish will probably be dependent on the implementation of further equity transactions if it is to continue to pursue its development plans.

The supply of farmed salmon will continue to be affected by the intense global competition between producers and producing counties, and may be affected by attempts by Chile to channel a larger part of its production volume to the EU market. Demand for farmed salmon will be affected by a large number of different factors, over which the Company has no control. Any change in demand could also lead to lower sales prices, which would have a negative impact on Pan Fish's operating revenues and profits. Traditionally it has been oversupply rather than market collapse which has affected prices with regard to this kind of biological production. It should be expected that this will remain the case also in the future.

Feed costs
Feed costs account for a significant proportion of total production costs within the salmon farming sector, and fluctuations in feed prices could therefore have a major impact on profitability within the industry. Feed prices are affected both by the global market for fish meal and marine/animal/vegetable oils, and the fact that the feed industry is dominated by a small number of large, global producers. Natural limitations in the marine resource base could lead to global shortages of fish meal and oil for fish feed production. The feed producers have, however, come a long way in their efforts to replace some of the marine-based input factors with vegetable raw materials.

6.3. Operational risk

Operational risk is largely included in budgets by means of estimates for mortality and the percentage of fish whose quality is down-graded in connection with primary processing. To a certain extent, certain extraordinary events are also taken into consideration. Pan Fish is of the opinion that today's risk within the salmon farming industry is far too high, in relation to the return on investment. Pan Fish aims to considerably reduce both predictable and unpredictable operational risk throughout its production chain. Pan Fish Canada has developed a dynamic tool which has proved extremely useful, and which will be implemented across the entire Group.

6.3.1 Disease

Operation of fish farming facilities involves not inconsiderable risk with regard to disease. In the case of an outbreak of disease, the farmer will, in addition to the direct loss of fish, incur substantial costs in the form of premature harvesting, loss of quality of harvested fish and subsequent periodic reduced production capacity. Salmon farming has historically been through several periods with extensive disease problems. Common for all of these is that a solution has been found through breeding, better operating routines, increased know-how regarding the fish's biological requirements and the development of effective vaccines. During the 1990s the health situation in salmon farming improved dramatically. For example, the development of effective vaccines against the most important diseases, as well as generally better operating routines, have led to a reduction in antibiotic use of over 99% in Norway. Antibiotic use in salmon farming is now much lower than for intensive meat production, with which it is natural to make comparisons. With the exception of Scotland, other regions still have some way to go in this area.

The economic importance of disease is measured in the form of waste percentages, reduced growth or reduced quality for the end product. In addition, disease represents suffering for the fish. Of course, the waste percentage per generation varies, both between generations and producing countries/regions, but an average for the industry would be around 10-15% per generation. Over half of this is fish that is taken out of the sea before it reaches 500 g, with correspondingly limited costs associated with it. Fish are particularly vulnerable when they begin their lives at sea, since they are subject to stress and must become accustomed to a new environment. The risk of disease is reduced through "good husbandry", and the selection of good sites. There follows a description of the most widely known diseases affecting the aquaculture industry.

ISA (infectious salmon anaemia) is the disease which currently has the largest potential "downside" for the aquaculture industry in Norway and the Faeroes. Although there have been few outbreaks during the past two years, if the disease is confirmed at a site it will prompt the compulsory slaughter of the entire stock under the provisions of national disease control plans, with a subsequent production stoppage for the whole site. If this happens before the fish have reached marketable size (around 1.2 kg), the entire biomass will be destroyed. The virus, which is widespread in a number of wild marine fish species, was first discovered in Norway in 1984, and led to substantial losses of fish in and around 1990. The virus is also prevalent in Scotland, Ireland, the Faeroes, the east coast of Canada, the USA and Chile.

The risk of an outbreak increases strongly with proximity to the source of infection, suboptimal operation and not allowing the facilities to lie fallow for an adequate length of time. There has been a significant geographic concentration of outbreaks in areas with a high density of aquaculture facilities. The disease is subject to government control measures, with harvesting and fallow periods as the most important methods. Fish from an infected facility are transported to the processing plant for slaughter in a closed well boat and all waste from slaughtering is treated in order to avoid infecting neighbouring facilities. The fish meat represents no health risk for humans and is sold on the open market.

In Norway and the Faeroes the authorities have developed national control plans involving vaccination in high-risk areas. Effective vaccines have been developed which are ready for use in the market. Vaccination as a method of control is, however, subject to evaluation by the ESA-EU. Currently, no decision has been made by the ESA-EU regarding their attitude to vaccination against ISA, either in Norway or the Faeroes. If vaccination is permitted, it will be carried out in geographically limited areas and in accordance with special instructions from national veterinary authorities. The risk of epidemics and consequential economic risk will then be significantly reduced.

IPN (Infectious pancreatic necrosis) is a virus which is found throughout the world in a number of wildfish species, both in freshwater and in seawater. Previously, IPN was mainly considered to be a problem in salmon in freshwater, but since 1994 outbreaks in smolt in seawater have been common. There is vaccination against the disease, but it provides only partial protection and then only in the marine phase. IPN can still lead to substantial mortality (varying from moderate to massive) in salmon fry. It is the general view today that IPN can mainly be prevented through a good water environment and a robust fish, as well as by avoiding taking roe from facilities where IPN has been found. In addition, it is important to avoid stress and maintain good routines for hygiene in the facility.

IHN (Infectious hematopoietic necrosis) is a virus which is found naturally in wild Pacific salmon (sockeye and chum). Originally the disease was actually called "sockeye disease". In the marine phase the wild salmon carries the virus without becoming visibly ill. However, there is often a high mortality rate among fry, which has created considerable problems for wild fish breeding facilities. Viral infection increases in wild salmon on maturity and culminates at the point of breeding. Atlantic salmon is sensitive to the virus and are exposed to wild fish infection in the sea.

Farmed fish on the North American west coast have, to varying degrees, been affected by wild fish migrations and are thus also varyingly exposed to infection, depending on the location of the facilities. The disease can lead to mortality of 0-80% at the salmon frming facilities. After some years with no recorded outbreaks (the last epidemic was in 1994-1995), the disease has again been recorded in 2001-2003. The disease has several similarities with ISA. The authorities in British Columbia do not, however, require an immediate cessation of production following an outbreak of IHN, as is the case for ISA. Fallow periods following final harvesting at a location are, however, a requirement.

IHN represents no health risk for people and infected fish are freely sold on the open market. Sick or dead fish are of course destroyed. The disease is now being fought on several fronts. First and foremost the production pattern in Canada is being changed, with the production of larger smolt so that the fish spends a shorter period of time in the sea (shorter growth period up to harvestable weight) and consequently a shorter period when it is vulnerable to infection. IHN is also being fought through the implementation of classic disease prevention measures corresponding to the fight against ISA in Norway, Scotland and the Faeroes. Together with Norvartis (Ciba-Geigy), Pan Fish has developed an extremely innovative IHN vaccine which in laboratory experiments and field trials has proved extremely promising. An application for full approval has been lodged with the Canadian authorities. Other vaccine producers have also come a long way towards producing competing IHN vaccines.

Kudoa thyrsites is a parasite that is naturally present in wildfish throughout the world. It is particularly prevalent on the North American west coast, and for several decades has given problems for certain species of white fish and, to some extent, also salmon. It is believed that farmed salmon are infected in the sea in that the parasite is found in the water and is passively sluiced through the farm facilities along with it. Until 2000 the impact of Kudoa on the west coast of America involved losses of between 0-3%. In recent years, however, the problem has grown considerably, with an increased shortage of freshwater resources leading to smolt being released in the sea at a much smaller individual size and poorer quality. All things being equal, smaller smolt size means that the fish spend a longer period in the sea, with a correspondingly longer period of infestation build-up. Kudoa does not lead to illness in the fish, but infects the salmon's muscle cells. Upon the death (harvesting) of the host, the Kudoa parasite intensifies the rate of breakdown of the fish's flesh, turning it soft and doughy ("soft flesh") 3-10 days after the fish's death. Kudoa represents no health risk for the consumer and the market is aware of the problem, which has so far been specific to farmed Atlantic salmon from British Columbia. Pan Fish has devoted considerable resources to tackling this extremely costly disease, mainly through:

a) the development of a homogeneous and robust smolt that is transferred to the sea at a higher weight than before
b) a substantial increase in the importance given to enabling the fish to withstand infestation in the crucial post-smolt phase
c) the initiation of dedicated research and development programmes in search of an effective vaccine
d) participation in joint projects under the auspices of the British Columbia Salmon Growers Association
e) the establishment of systematic monitoring of the Kudoa status in fish populations

Caligus (cod louse) and Lepeophtheirus (salmon louse) are external parasites which can attack all fish species in seawater. In salmon production, lice infection leads to reduced health and growth for the fish, as well as additional costs in treatment and harvesting. The parasite is treated with pharmaceutical de-licing agents or biologically by using sucker fish. The sucker fish is caught wild and released in the salmon cages, where it eats the louse directly from the fish. The control of lice in Norway, the UK and Canada is regulated by statutory measures, which, among other things, cover synchronised regional de-licing at the end of the winter to protect the migrating wild smolt. In addition, requirements for systematic lice counting and boundary values through the summer have been established, in places where de-licing is to take place.

6.3.2 Production-related disorders

As the aquaculture industry has intensified, the biological limits for how fast fish can grow have also been challenged. As with all other forms of intensive food production, a number of production-related disorders arise, ie disorders caused intensive farming methods. As a rule, such disorders appear infrequently, but certain populations can be severely affected. The most important production-related disorders relate to physical deformities and cataracts. These lead to financial loss in the form of reduced growth and health, reduced quality on harvesting, and damage the industry's reputation. Research has shown that deformities can be caused by excessively high temperatures during the fish's early life. Too rapid growth in the freshwater phase is unnatural for the salmon. After the lowering of the water temperature during the early stages of the fish's life, the incidence of such problems has been reduced, but research in the area has not been completed. Cataracts are best prevented by enriching the feed with an important essential amino acid (histidin).

6.3.3 Algae

Of the approximately 4,000 described types of algae in the world, approximately 75 have been identified as harmful for living marine organisms. Algae represent a risk in fish farming because the fish in the cages cannot swim away as they would normally do in the wild. Algae kill fish as a result of three main mechanisms:

a. A local concentration of algae becomes so dense that the amount of available oxygen falls dramatically. The fish die from a lack of oxygen.
b. Algae which are basically harmless irritate the gills of the fish and in high concentrations can cause them to close completely, which results in asphyxiation. This particularly affects smaller fish.
c. Algae which, under given environmental conditions or as a function of high concentration levels, produce algae toxins which have a neurotoxic effect on the fish.

Blooms of noxious algae are largely dependent on local marine and weather conditions. Algae have from time to time led to losses at individual sites, and represent a general threat to any open net cage facility. Pan Fish North America is, in this context, the region that faces the greatest threat. Considerable resources have been devoted to establishing a sufficiently accurate monitoring system, as well as increasing the sites' own level of competence. It is vital that the distance between the problem and the right decision should be as small as possible if losses resulting from algae are to be minimised.

Other operational risks
The rate at which farmed salmon grows depends, among other things, on weather conditions. Unexpected warm or cold temperatures can have a strongly negative impact on growth rates and feed consumption.

Pan Fish's facilities are located in areas where the weather conditions are well known and the facilities well secured, though other weather conditions, such as storms or floods, could also lead to unexpected losses at facilities.

The escape of farmed salmon is dealt with resolutely by Pan Fish. In Norway, where the problem has been most widespread, the Company has recently completed an internal security project. This has had positive results. Procedures and new technological solutions are, moreover, constantly being looked at.

Terrorism is a term applied to considerably more serious problems than aquaculture. However, it cannot be denied that environmental organisations exist whose aim is to eradicate all fish farming. Such organisations are based in both Europe and North America. The degree of fundamentalism varies from group to group, and the majority limit themselves to spreading disinformation and untruths about fish farming in general. However, a certain risk of bioterrorism (ie damage to production facilities with the intention of hurting Pan Fish financially and/or exposing us to negative media coverage) cannot, unfortunately, be ruled out.

Operational risk in brief
The farming of salmon is a very young industry. Considerable sums have been and still are being invested to build up expertise and fund research, and these efforts have produced extremely good results. All the factors listed above have been addressed proactively and, with few exceptions, sound and effective solutions have been found: solutions which secure the basis for cost-effective operations, at the same time as ensuring good animal health. New problems will emerge to test the our expertise.

The basis for all biological production will, however, be proximity to the living animal, an understanding of how the biological processes function and a fundamental respect for them.

The Company has, through appointments or agreements, engaged highly competent and experienced biologists, agronomists and veterinarians, in addition to qualified aquaculturists with, in some cases, years of experience. Disease-prevention and practical efforts to improve the fish's living conditions are now being heavily emphasised. The Company believes that this will contribute to Pan Fish being a best-in-class producer. The Company is highly motivated to address these issues.

6.4. Regulatory framework

Pan Fish's aquaculture business is subject to a comparatively extensive statutory framework (see Capter 7). In addition there are detailed limits and requirements relating to saleability and quality. International and multilateral trading agreements regulate saleability and market access for the Company's products. These agreements are administered by authorities, organisations and agencies outside Pan Fish's control. Changes in the regulatory framework detailed in trading agreements, legislation and regulations, could affect the basis on which Company operates and thus also the Company's ability to produce and sell its products profitably in the markets where the Company operates. Furthermore, the authorities' management of licensing terms and conditions could have an impact on production capacity.

6.5. Economic developments

Exports account for a considerable proportion of the Pan Fish group's total sales. Lower economic growth or a downturn in the Company's export markets could have a negative effect on the Company's business and profitability. This could take the form of reduced demand, losses on receivables resulting from customers' inability to pay their debts, etc. Furthermore, changes in consumer habits and patterns of consumption could affect demand for fish in Pan Fish's main markets. This could have a negative impact on the Company's sales and profitability.

6.6. Currency and interest rate risk

One of Pan Fish's main objectives is to minimise the Company's total foreign exchange and interest rate exposure. Further emphasis has been placed on this area in connection with the refinancing of the Company.

Large parts of the Group's business is located outside Norway, and therefore has both operating revenues and operating expenses in foreign currencies. The subsidiaries are financed and currency risk hedged with debt in local currencies or in the currency of the market to which the products are sold. This is to minimise the group's foreign exchange risk and place interest expenses in the local currency. The Group's financial expenses will, after this, be at the same level as those of local competitors in the markets in which the Company operates.

The foreign exchange risk which is generated in the Norwegian business through the sale of products abroad is covered by hedging instruments and financing in the currencies that reflect the markets which the Company sells to. The Company is considering hedging its net foreign exchange exposure, which, to a large degree, reflects variations in sales volumes and prices, by means of forward contracts or currency options.

The group's equity investments in its non-Norwegian subsidiaries are not currency hedged against NOK.

Changes in the rate of interest charged on the group's loans eventually have an impact on the Company's finance costs. However, the Company seeks to pursue a conservative interest hedging strategy in which parts of the debt are tied to a fixed interest rate. This reduces the immediate sensitivity to sudden interest rate changes. Furthermore, the Company's internationally diversified loan portfolio in USD, EURO, JPY and NOK means that it is less sensitive to interest changes in individual countries.

The direct impact of the short-term NOK exchange rate and interest changes is not so significant for the Company because it has a well functioning hedging strategy. In the longer term, however, the indirect impact of changes in the NOK exchange rate and interest rate is relevant to the group's Norwegian business because it affects Norway's competitiveness.

6.7. Insurance

The Company maintains a level of insurance cover on its production facilities and fish stocks that is in line with industry standards. The structure of such cover and the premiums payable are different for fry facilities and marine farming facilities. Insurance will primarily act as catastrophe coverage. All such coverage involves a significant deductible in the form of an insurance excess or requirements regarding mortality per net cage or site. There will always be a risk that certain events may occur for which only partial or no indemnity is payable. Coverage may, moreover, be dependent on the insurance value of the fish, which may be at positive or negative variance with their book value. Situations may arise in which it is difficult, for longer or shorter periods of time, to obtain insurance coverage for known and unknown fish diseases at premiums which are considered commercially viable. In such situations the Company may have to self-insure. The Company uses Aon Grieg as its insurance broker and adviser to secure the best possible coverage and risk relief.

7. Legal issues

7.1. The regulatory framework

Aquaculture in all countries is subject to an extensive regulatory framework, both nationally and internationally, part of which is updated/amended on a continuous basis in line with the industry's development. This includes legislation specific to aquaculture, including that related to the licence system and the control of fish diseases, as well as other public regulation which also affects aquaculture activities, including anti-pollution legislation, harbour and coastal water legislation, and planning and building legislation. International regulations within the EU/EEA and WTO are also of particular importance in this context. This regulatory framework places clear limits on the industry's growth and method of operation, but is also intended to ensure that the industry operates and develops in a sustainable manner. A number of authorities and government departments are involved in the regulation of the industry in the individual countries, and Pan Fish operates in a manner that ensures that the Company abides at all times with all relevant regulations. Investors who have a particular interest in the factors that regulate the Company and the industry in general can contact the Company for such information. This Prospectus includes only a brief description of the regulatory framework in force in Norway as well as a short presentation of individual issues associated with the EU and WTO which are of major importance to the export of salmon from Norway.

7.1.1 The Norwegian Aquaculture Act

The Norwegian Aquaculture Act of 14.6.1985, including subsequent amendments, sets out the fundamental requirements for the general licensing system. The Act provides a framework for participants' obligations and rights and is prescriptive with regard to the size of the facilities, operational routines and location patterns. The Aquaculture Act has been amended several times since it was passed in 1985, and a comprehensive set of regulations now exists which governs the establishment and operation of different forms of aquaculture activities. The scope of the Act has also been widened.

According to Section 1, the purpose of the Aquaculture Act is to contribute to a balanced and sustainable development of the aquaculture industry. Administration of the Act is to be based on the objective of creating a profitable and viable regional industry. It is intended that the various public authorities shall collaborate together, since aquaculture affects a number of different community interests.

In contrast to the way licences for other species are allocated, there is a ceiling for the number of licences which can be granted for the farming of salmon and trout (for other fish the limit relates to the maximum number of fish which can be farmed at any time). Licences are granted in batches. It is the Fisheries Department which decides the date for such licence allocation rounds, the number of new licences which are to be granted, as well as setting limits for other allocation criteria (over and above those set out in the aquaculture legislation).

Section 4(3) of the Act provides that *"a new licence must be obtained if the factors referred to in the first or second paragraph are changed"*. This has been interpreted such that new licences must be obtained if the legal person (the company) which holds the licence changes its organisation number. Under the terms of the Act, a new licence must also be obtained if the person holding the licence goes bankrupt. Under paragraph 4 of the section, the Ministry is given general authorisation to determine, on a case by case basis, that *"changes in the underlying factors, such as ownership composition..."* must also be approved.

In 2001 regulations were approved on changes in ownership in companies holding licences for the farming of salmon and trout in the sea in accordance with Sections 4, 6 and 10 of the Act (see regulations of 16 February 2001 on the control of ownership changes in companies, etc, which hold licences to farm salmon and trout in the sea). Under these regulations no one may control more than 10% of the aggregate licence volume for the farming of salmon and trout without special permission from the Fisheries Ministry. If such consent is given and it subsequently transpires that an owner obtains control of more than 15% of the aggregate licence volume, further consent must be obtained from the Ministry. At the same time an absolute upper limit of 20% has been set for how much of the aggregate national licence volume one owner can hold. It has been proposed to raise this ceiling to 35%.

The maximum volume per licence is 12,000 m^3.

The Company fulfils the above-mentioned requirements under the licensing legislation and this will not be affected by the forthcoming refinancing.

7.1.2 Exports of salmon from Norway – relations to EU/WTO

In 1997, following allegations in the mid 1990s of salmon dumping and competition-distorting subsidies being received by Norway's marine aquaculture industry, the EU introduced anti-dumping and anti-subsidy measures against imported Norwegian salmon. The measures were based on the GATT/WTO regulations and were introduced for a period of five years, in line with the maximum permitted term for such measures under the regulations. At the same time as the anti-dumping measures were introduced, an agreement between the European Commission and the Norwegian state, the so-called Salmon Agreement, was entered into. This agreement imposed further limits on Norwegian exports of salmon to the EU market and had the same duration as the anti-dumping measure.

Following a brief temporary exension, the EU decided, under its decree 930/2003 of 26 May 2003, to allow the measure to expire without being renewed or replaced by corresponding restrictions. Thus, with effect from 29 May 2003 previous import restrictions on Norwegian salmon to the EU market came to an end. The Salmon Agreement was terminated from the same date. Norway has, nevertheless, voluntarily decided to maintain an export tax of 3%. With effect from 1 January 2004, however, this export tax was reduced to 0.75%, at which level it currently stands. The feed quota scheme, introduced to regulate production, cf. the Regulation of 29 February 1996, is valid until 31 December 2004. It is not clear what measures will be introduced once the scheme expires, and this must probably be seen in conjuction with the European Commission's ongoing deliberations regarding the dumping allegations referred to below.

The European Commission is currently considering complaints made by Irish and UK salmon farmers alleging that aquaculture businesses in Norway, the Faeroes, Iceland and Chile have been dumping salmon. With effect from 18 August 2004 a temporary import quota for Norwegian salmon has been introduced for the period up to and including 6 February 2005. The quota is for 163,997 tonnes. Imports in excess of this amount will carry a punitive tariff amounting to 17.8%, corresponding to EUR 522 per tonne of whole fish and EUR 722 per tonne for fish fillets. Norway claims that the measures are in breach of WTO regulations, and the case may be brought before the WTO with the aim of trying the validity of the EU's decision. Before the expiry of the above-mentioned initiatives, the EU must decide whether to replace them with permanent measures.

7.2. Legal issues

7.2.1 Issues relating to company law

During 2003 and 2004 the Pan Fish Group in Norway has undergone a wide-ranging restructuring process, including several mergers between group companies, while certain other group companies have been sold. For details about which companies have been and which are to be sold, please see Note 7 to the financial statements published in the Company's annual report for 2003. Moreover, in 2004 Pan Fish sold all its shares in Vikomar AS, Seafood Products Ltd and Grimmergata 5 AS. Pan Fish Norway AS has sold all its shares in Laksen Eiendom AS.

7.2.2 Legal disputes

Pan Fish ASA and the other group companies are seldom involved in legal or regulatory disputes regarding their operations. Today, Pan Fish companies are involved in only two such disputes.

In 2001 the salmon processing company Ålsvåg Fiskeprodukter AS initiated legal proceedings against Norway Seafarms AS (subsequently Pan Fish Norway AS) claiming compensation for alleged breach of a processing agreement. The District Court found in favour of Norway Seafarms AS. The Court's decision was appealed, and in May 2004 Pan Fish Norway AS was ordered to pay compensation in the amount of NOK 10,000,000 by the Court of Appeal. Pan Fish Norway AS has appealed the case to the Supreme Court.

In January 2004 Vågsøy Conciliation Board ordered Pan Fish ASA to pay Eco Farm AS the sum of NOK 13,500,000. Pan Fish ASA contests the ruling and has initiated legal proceedings in the District Court. The dispute relates to a licence agreement which gave Pan Fish ASA, under certain terms and conditions, exclusive rights to use Eco Farm AS's aquaculture system in Canada/North America for the purpose of farming smolt. However, Pan Fish ASA does not wish to avail itself of this right and is of the opinion that the agreement included no obligation to do so. A provision of NOK 7,500,000 has been made in the Company's accounts. No final judgment has been arrived at in the case.

7.2.3 Licences and the environment

Two agreements have been entered into to lease smolt fish facilities between, respectively, Haukaa Settefisk AS and Aris AS as lessees and Norway Seafarms AS as lessor. The agreements contain largely the same provisions. The agreements were entered into in June 2003 without a more specific date being stated. It follows from the agreements that the lessees lease facilities belonging to Norway Seafarms AS at Haukå and Aris/Hyllestad, including such real property as specified in the lease, all buildings standing thereon, all necessary and associated equipment, plant, rights, etc, which are included in the operation, having a total production capacity of 1,400,000 smolt. It is debatable whether the lease agreements as described above, which also include licences granted in accordance with the Smolt Fish Regulations of 20 December 2000, are compatible with the licensing legislation, or whether, formally, this must be deemed a transfer requiring approval under Section 32 of the Regulations. The Company will seek to obtain clarification of the matter from the regulatory authorities and then make the necessary adjustments.

Appendix 1 Articles of Association of Pan Fish ASA

§ 1

The Company's name is Pan Fish ASA. The Company is a public limited company.

§ 2

The Company's registered office is in Stavanger.

§ 3

The Company's purpose is trading, investment activities, the provision of guarantees, including participation in other companies and all matters connected therewith.

§ 4

The Company's share capital is NOK 736.676.382 divided into 368.338.191 shares, with a face value of NOK 2 fully paid up and registered by name.

§ 5

The Company's Board will consist of 3 to 6 members who shall be elected by the general meeting of shareholders. Board members are elected for a period of two years at a time. The Chairman of the Board shall be elected by the General Meeting.

§ 6

The Chief Executive and one Board member jointly, or two Board members jointly are empowered to sign for the Company.

The Board may appoint authorised signatories.

§ 7

The Annual General Meeting shall consider:

1. The Board's annual report.
2. Adoption of the profit and loss account and balance sheet.
3. Application of the profit or covering of the loss in accordance with the balance sheet adopted and distribution of dividends.
4. Other matters which by law or the Articles of Association fall under the remit of the General Meeting and which are specified in the notice of meeting.

§ 8

In other respects relevant company legislation shall at all times apply.

Appendix 2 Annual report for 2003 for Pan Fish ASA


Annual Report 2003
PAN FISH

We shall supply the world with quality salmon at low costs



Key figures

(NOK millions)	2003	2002	2001
Production volume (tonnes round weight)	**73 496**	77 718	76 414
Harvest volume (tonnes round weight)	**89 990**	72 560	76 143
EBITDA (NOK mill.) 1)	**-313.8**	-621.1	177.2
EBITDA margin	**-11.5%**	-20.1%	4.9%
EBIT margin 2)	**-50.2%**	-34.4%	-0.2%
Profit before tax margin	**-0.7**	-0.6	0.0
Number of shares at 31.12 (adjusted for own shares)	20 272 457 825	170 406 072	152 661 813
Earnings per share 3)	-0.11	-13.47	1.67
Børskurs pr. 31.12	0.04	0.66	16.50
Market capitalisation at 31.12 (NOK mill.)	810.9	112.5	2 518.9
Equity ratio	-4.8%	-14.5%	14.0%

Comments Key Figures
1) Operating income + depreciation + impairments 2) Operating income/Operating revenue 3) Net income (loss)/Number of shares at 31.12.


EBITDA


Production volume (round weight)


Harvest volume (round weight)

Highlights

- In 2003 the Pan Fish Group went from being an unfocused seafood conglomerate to becoming an extremely focused integrated fish farming company.
- 2003 was the year, in which Pan Fish was rescued from close to bankruptcy by solid support from the leading banks.
- The key focus area for 2003 and for the coming years is to become and stay "the global lowest cost producer".

At the same time Pan Fish is increasing it's focus on it's value added products based on high quality, low cost salmon.

Pan Fish has during 2003 been stabilized and is ready to finalize the last round of refinancing and a recapitalisation of the company. Pan Fish has the potential to become the "best in class" company, based on a planned, significant cash injection.

- The employees of Pan Fish took a unique responsibility and enabled the board and top management to take the group through an enormous turnaround and at the same time dramatically improved the operational focus.

Group structure


Pan Fish ASA
(Stavanger, Norway)
Pan Fish Norway
Fish North America
Pan Fish Scotland
Pan Fish Faroe Islands
Value Added Products
44 concessions
48 concessions
27 concessions
11 concessions
VAP France
VAP Norway
VAP Denmark
VAP Japan



The management team of Pan Fish:
From the left:
Vice President / Group Controller Trine Sæther Romuld,
Chief Executive Officer Atle Eide and
Vice President of Finance and Treasury Therese Log Bergjord.

Group companies

Pan Fish Norway

Pan Fish Norway is organised around the value chain from smolt production, via processing and packaging to the sale of salmon. The fish farming operations are concentrated in Sogn og Fjordane and More og Romsdal counties and are organised under Pan Fish Norway AS.

About 35,000 tonnes of salmon and trout were sold in 2003, of which 29,000 tonnes were produced by our own operations. The company's main markets are France, the United Kingdom, Japan, Russia, Spain, the USA and the domestic market in Norway.

The company operates 44 concessions and has a small, efficient head office in Alesund.

Pan Fish Faeroe Islands

Pan Fish's operations in the Faeroe Islands have a production capacity of about 7,000 tonnes of salmon, and after a pause in 2004, they will gradually build up to full, sustainable capacity.

Pan Fish Faeroe Islands (Vestsalmon and the Laksaaling group) is organised around the value chain from smolt production, via processing and packaging to sales of salmon.

In 2003, the company Vestsalmon, of which Pan Fish owns 67%, processed a little over 14,000 tonnes of fish. The head office is located in Kollafjordur.

Pan Fish Scotland

Pan Fish Scotland is fully owned and operated until the end of 2003 under the name, "Lighthouse of Scotland". The Scottish operation has been fully accredited in accordance with ISO 9002 and Scottish Quality Salmon quality schemes for many years.

Pan Fish Scotland is organised around the value chain from smolt production, via processing and packaging to the sale of salmon. In 2003, they harvested 22,000 tonnes of fish. The company's main markets are the EU, the USA and Japan.

The company operates 27 concessions, which are concentrated along the northwest coast of Scotland. The head office is located in Argyll.

Pan Fish North America

Pan Fish North America is organised around the value chain from smolt production, via processing and packaging to the sale of salmon. The fish farming operations are located on the west coast of the USA and Canada.
Pan Fish North America consists of Pan Fish Canada and Pan Fish USA.

About 21,000 tonnes of salmon were harvested in 2003. The companies' operations at present include the sale of fresh gutted salmon and fresh salmon fillets to the American market along with some exports to Japan.

The companies operates 48 concessions. The head office is located in Campbell River, British Columbia.

Value Added Products

VAP France, VAP Norway and VAP Denmark (Vestlax Hirtshals) are all among Europe's leading producers of high quality value added salmon products. In addition, VAP Japan was established in 2001 so as to increase our sales activity in the Japanese seafood market.

The various companies produce different products: VAP France produces smoked salmon, VAP Norway's main products are derived from advanced fillet production and VAP Denmark delivers smoked salmon along with fresh and frozen serving portions.

VAP France is located in Finisterre in Brittany.
VAP Norway will merge into Pan Fish Norway with its head office in Ålesund.
VAP Denmark (Vestlax Hirtshals) has its head office in Hirtshals.
VAP Japan has its head office in Tokyo.


Salmon farming is a cyclical business. Just as we have had to work hard to make a profit in recent years, we are sure to undergo phases of solid earnings and growth. The opportunities are enormous in a business sector that for all practical purposes did not even exist 25 years ago. Today, this sector produces over 1.2 millions tonnes of the world's best, safest, healthiest food. The most efficient producers will report good results in the coming years.

Pan Fish shall supply the world with quality salmon. In the fish farming business, we are a raw material producer, and as such, there is only one thing that matters – and that is to become the producer that delivers the promised quality to selected customers in specific markets at the lowest costs:

- All historical earnings analyses show that only the most efficient producers are profitable in the long run.
- The most efficient producers are able to avoid losses even in periods of recession.
- The cost-effective producer can offer its owners moderate risk.

Cost effectiveness involves more than just a fundamental, comprehensive understanding of the fact that we are working with living animals. Knowledge about and respect for modern animal husbandry is an absolute condition for success. This kind of knowledge and respect provides the basis for important success factors such as good growth, minimisation of the feed factor, control of disease, good fish health and high quality.

The coming years shall be as follows: When the most efficiently produced raw material leaves the processing plant, Pan Fish's VAP facilities shall get hold of it and increase the value of the salmon before it is sent out to the global consumer. Ready to eat.

The demand for quality is absolute

In addition to having the lowest production costs, two other factors are pervasive: quality and traceability. These requirements are absolute because the industrial company is dependent on problem-free production and a raw material that gives a top quality end product, regardless of whether it be smoked products, brine-cured fish or advanced prepared foods.

You shall know what you are eating

Traceability is necessary because the end user simply demands to know what he or she is eating. Documentation is crucial in a world where biased, negative reports in the media can only be repudiated with convincing facts.

We know that no animal gets better and more documented feed and better growth conditions than salmon. The Atlantic salmon lives in pure seawater; it eats very well documented feed and it is well tended. In addition, we are focusing on our markets, our customers and the service provided to them. That is easy enough to understand but difficult to achieve: delivering proper quality at the time when we have promised the customer it shall be delivered. For a number of the world's leading buyers of salmon, Pan Fish is a preferred supplier, and we are proud of that.

Pan Fish makes the following promises:

- We shall become the producer who provides proper quality at the lowest cost.
- We shall be one of the world's largest integrated salmon companies.
- We shall provide the best customer service, simply by making substantial promises and then keeping those promises.

Enthusiasm for our goals

Future success will involve combining the unique qualities of two vastly different milieus. We shall preserve the enthusiasm and experience in the little family-owned company. When these values are combined with the economies of scale in the global company, a healthy, efficient company will emerge, where there are good opportunities for professional development and it is stimulating to work. Pan Fish is promoted by the people who enthusiastically support the goals we have linked to having the lowest costs, high quality, total traceability and top customer service.

No nonsense, no bureaucracy

The creation of wealth occurs in regional, self-managed units that focus on animal husbandry, costs, quality, fish health and traceability.
Pan Fish is organised simply and very cost-effectively, but with clear goals and clear responsibility. No nonsense and no bureaucracy. Everyone knows where we are going and how we are going to get there. When people with the right skills, loyalty and energy work together toward a common goal, it is not that difficult.

We have compact, highly capable sales organisations; we have smokehouses with expertise that we are certain makes us the envy of others. These organisations have considerable responsibility, decision-making authority, and easy access to management when that is needed. Our local managers are in close proximity to the day-to-day reality, and their responsibility and authority resemble what they would have had if they were running their own companies. That is how it must be in order to succeed in this kind of industry. Last but not least, our processing plants and fish processing companies just happen to be extremely efficient.

Wealth is created near production and the market

A small head office ensures that economies of scale associated with key customers, marketing strategy, fish health and benchmarking are maintained: Not by persons far removed from the on-growing site, but by a network of highly qualified professionals who do their daily work in the operative units – or in "reality", as we say at Pan Fish. Contact with investors, financing, company follow-up, reporting and/or contact with owners, etc. are practically and efficiently taken care of by the little team at Pan Fish ASA.

A compact network organisation ensures that we develop the "Pan Fish method of working" in areas such as quality, key account management, systems for traceability, benchmarking, training and marketing.

The dream scenario

Pan Fish is already a major processor of salmon – one of the biggest in Europe – and the company is profitable in this business area. In the coming years, a steadily increasing share of our low-cost produced quality fish will go through fish processing companies controlled by the Pan Fish group. Our customers' and our own branded goods will be sent out from Pan Fish-controlled plants side by side. In the short run, the aim is to ensure profitable earnings, stable production and predictability. In the long run, the aim is to develop Pan Fish into an integrated salmon foods group. For the time being, we call this "the dream scenario" – primarily because we only want to make promises that we know we can keep.

Pan Fish will succeed

In the short run, we are struggling somewhat in order to put our financial problems behind us, but we have learned to like it that way. Now we are about to make possible what many believed was impossible, for Pan Fish will succeed in the coming years. We have the clearest goals, the most skilful employees, the highest competence and the strongest will to be best. Our banks and largest shareholders have promised to support our efforts to achieve healthy growth as we begin to make good on our promises. We in the Pan Fish group regard that as a good contract.

Now we are working purposefully to continue in the certainty that in a long-term perspective, Pan Fish is the best investment opportunity in the industry.

Atle Eide
Group managing director
The Pan Fish group

The fish farming operations and the fish processing companies make up the core of the Pan Fish group. This is where we find the core competence and the people; this is where the products are made, processed and sold. This is where we meet our customers over a unique, natural quality product associated with trouble-free service.

The world's most efficient and sustainable aquaculture



In Norway, the Pan Fish group has every prospect of developing what can become the world's most cost-effective fish farming operations. Norwegians have been operating salmon farms longer than anyone else, and we have an experience base that is the envy of others. The accumulated experience and cumulative expertise in the Norwegian aquaculture milieu is the foremost in the world. Together with the extremely good natural conditions in the form, of pure water for example, this is an unbeatable combination.

Compact quality

The Pan Fish group has its 44 concessions concentrated in a very compact area in Norway's Sogn og Fjordane and More og Romsdal counties. These sites meet very high quality standards with regard to important factors such as water circulation, water quality, water temperature, depth beneath the pens and distance to other sites. We produced 28,000 tonnes of gutted fish in these facilities in 2003, but we have the capacity for considerable increases if the authorities give us the right competitive terms. It is crucial, however, that growth in production does not becomes so rapid that it destroys the possibility of sensibly pricing the products.

Good start in life

In order to bring down the production costs, we must begin with high quality smolt. Therefore, we are investing a maximum of skills and financial resources in this phase of production. The biological achievements throughout the whole life cycle depend on our developing a strong, disease-free smolt that thrives in seawater. A demanding sorting on top of a strong focus throughout the whole production process means that we are very comfortable with the material that is released. These vigorous smolt are vaccinated for five different diseases before they are released into the sea. As a result of the active development and use of vaccines combined with a knowledge of animal husbandry, the use of antibiotics in Pan Fish – and the Norwegian fish farming industry in general – has been very limited.

The most modern in the world

To become the producer with the lowest production costs involves more than just the freshwater operations and the on-growing phase in the sea. Many of the costs, not to mention the quality, can be affected after the salmon is removed from the pen and until it reaches the end customer. "Optimisation" is one of the words that we at Pan Fish have written on the wall in capital letters. "Focus" is written on the same poster. This definitely applies to our processing plant on Herøy, our plant for further processing on Aukra, our whole administrative office and the sales department. The plant on Herøy is the largest and most modern processing plant for salmon and trout in the world. It began operations in May 2003, and, after a period in which we optimised operations through daily production, it has attained a capacity of 40,000 fish per shift. The plant can freeze up to 100 tonnes daily, which allows great flexibility. Operationally, fish farming, processing, VAP and sales have all become part of the same organisation, and we regard integration and co-location as a clear strength. Very close contact with selected customers means that we know the demands that are made in the market and can adapt to them. A sales department that consists of highly qualified staff with long experience in the industry engages our customers in a close dialogue with our production facilities. We call that partnership.

Clever people with clear goals

A number of steps has been taken to make Pan Fish Norway the world's most efficient fish farming company. We have a highly motivated staff with considerable expertise.
We have crystal-clear goals with the right focus on costs, quality and fish health.
We shall become the best because we have the infrastructure and staff that we know will rise to the challenge.

Øyvind [illegible]
Managing director
Pan Fish Norway


Pan Fish Norway
© Pan Fish Norway

Pan Fish has undergone enormous cost cutting and downsizing of production. Although many skilful workers have unfortunately had to leave, the best remain. At the same time, we have all the expertise we need to implement the strategy that we have devised and that we know will succeed. Our total competence is an important foundation on which to build a profitable company that shall be the best of its kind.



In harmony with nature

Pan Fish North America has fish farming operations on the west coast of the USA and Canada. The Canadian operations have most of the concessions and the biggest production capacity. In Canada, we also have opportunities for considerable expansion, but an expansion of this kind must be in keeping with the carrying capacity of the environment. We know what has to be done, and over a period of time we shall be able to produce well over 20,000 tonnes of Atlantic salmon in a sustainable manner. In the long run, we can envision possibilities that are even more exciting. Among other things, we have entered into an agreement with the Kitkala First Nation regarding the development of new concessions in northern British Columbia, and we have high hopes of being awarded licences in this area. In the USA, Pan Fish is the only aquaculture company on the west coast. That gives us competitive advantages in transporting our products to an extremely exciting and affluent market. A joint sales organisation has now been established for Pan Fish North America, and the company sells gutted salmon and fresh salmon fillets to supermarkets, chain stores, distributors and wholesalers, primarily in America. In December 2003, we opened a hypermodern processing plant in Port Hardy on Vancouver Island.

Closeness, understanding and respect

When the fish become sick or die, fish farmers lose their main source of income. Unfortunately, recent history in the USA and Canada is a textbook example of how wrong it can go when producers attempt fish farming that is not conducted on nature's terms. The basis for all biological production is closeness to the living animal, together with understanding and respect for biological processes. What was once an extremely profitable business with low costs and high quality has in recent years been plagued with major problems with disease. The mortality rate became too high. Extensive disease became part of everyday life, the way it was in Norway more than ten years ago. It was a costly but useful lesson: Sustainable operations and a focus on the living animals are crucial to success as a fish farmer. That is how we shall operate in the future in Pan Fish. Of course, the risk is further reduced now that we have a vaccine against the IHN virus.

Never again!

The economic consequences of the problems in North America are a high percentage of waste, reduced growth and/or reduced end product quality. In addition, the disease causes the fish to suffer. In Pan Fish North America, we have fully learned what sustainable development means. Never again shall we challenge nature. We have learned a lesson about what it can mean for profitability and for the industry's reputation. Now we talk about animal husbandry, balanced growth, quality and producing at the lowest cost. The goal is set, and in time we know we will achieve it.

Fantastic possibilities

Let us take a look at the measures we have taken; let us look ahead – for in North America, and especially Canada, Pan Fish has what it takes to operate unique, cost-effective high quality aquaculture. The fjords are among the purest in the world. Pan Fish North America has top quality facilities. The new smolt facility will meet our needs for smolt in Canada for many years to come. The investment of 100 millions in state-of-the-art technology shall provide us with the world's best smolt. We have hypermodern seawater facilities. The old processing plant burnt down in February 2003, and we have built a new one that is more efficient and has greater capacity. Pan Fish North America has a unique, international management team that has a broad range of expertise, and all of them have more than ten year's global experience in fish farming. A new strategy and new routines shall be implemented during the spring of 2004. We can already see major biological improvements with corresponding improvements in profitability. We know that we can quadruple our production in the coming years, but it will take place at a slow, steady pace and in a controlled manner. We have opportunities to expand northward. Pan Fish North America can become a success story almost without equal. We think about that every day when we go to work.

Keith Bullough
Managing director
Pan Fish North America


Pan Fish North America

The creation of wealth in the Pan Fish group occurs in the various regions where the fish are raised. They are self-managed units with a focus on animal husbandry, costs, quality, fish health, traceability and the customer. The operative units in the company are Pan Fish Scotland, Pan Fish Faeroe Islands, Pan Fish North America, Pan Fish Norway, VAP France, VAP Denmark (Vestlax), VAP Norway and VAP Japan. The latter four produce and sell processed salmon and trout products.

Well on the way to lowering our costs



Pan Fish Scotland is one of the three biggest producers of quality Scottish Salmon: 60% of the product goes to customers in the UK. The rest is exported to the EU, the USA and Japan, markets where quality salmon from Pan Fish is in great demand among our business partners.

Strong at home

Our strong market position is based on customer contacts that have been developed over a long period of time, with especially good relations with major smokeries, distributors and supermarkets. To serve these demanding customers, we continue to evolve and work better. We document the history of each fish and ensure that all of our production data is accessible. Our customers require stable deliveries, quality and freshness, and close collaboration with them means that we can plan our production on the basis of partners' needs. In this way, we reduce our market risk and achieve an optimal planning horizon. Our goal is to become the lowest cost producer in Scotland as well.

New focus

Nearness to a large domestic market has many advantages, but it has also meant that the industry in Scotland has too little focus on costs compared with competing producers in Norway, so prices would have had to be much higher to let us earn profit. Now, we are working really hard – just like the other companies in Pan Fish – to produce at lowest cost. Our production may be lower for a period, less efficient sites will be abandoned and so we will provide fewer fish for a while, but before long our production costs can be on a par with those in Norway. Then, nearness to the main market will be a competitive advantage that will pay off in profitability for the best companies – including Pan Fish.

Lower costs, lower volume

Efforts to restructure Pan Fish Scotland are in full swing. Marginal sites are being closed down. We are in an dialogue with the authorities in an effort to combine licences to maintain our level of production, but in fewer, sustainable units. We use considerable resources and expertise to survey the sites' capability of producing salmon without disturbing the environment. This work is bearing fruit. Infrastructure is improving. Projects aimed at reducing costs have been launched which increase our smolt production and the capacity of our packing operations. We aim to produce the majority of our smolt requirement and to pack our production of farmed fish ourselves. We may also provide services to other selected fish farming companies. Meanwhile our own production will be reduced from 22,000 tonnes to a little over 14,000 tonnes. Thereafter, we aim to increase to over 20,000 tonnes. To do so, we must succeed in our efforts to bring down our costs. Of course, it goes without saying that for any growth, there must be a demand in the market for salmon at prices that are profitable for the low cost producer, Pan Fish.

The more we know, the more skilful we become

We can do something about the first requirement ourselves. We have a strong focus on the professional development of our loyal, stable employees. Knowledge is the only way to achieve lower costs. With a fresh, tasty product, only a short distance to our customers, a strong position in the market and a highly motivated staff, Pan Fish Scotland just has to succeed!

Iain Somerville
Managing director
Pan Fish Scotland


Pan Fish Scotland
Pan Fish Scotland
13

The four regional fish farming companies in Pan Fish are fundamentally good businesses. They are all in the process of rising again after a far too long period of financial problems in the parent company. Companies outside of the core activities have mostly been sold off. We will find a solution for the remaining units that are not related to aquaculture as soon as the numbers are satisfactory.

The beginning of something very special



The story described below concerning Pan Fish's operation in Faeroe Islands is totally dependent on Pan Fish being allowed to take more than 50% ownership of the companies. Should this not be the case, Pan Fish will withdraw from fishfarming in the Faeroe Islands.

The fish farming industry in the Faeroe Islands is in crisis. A weak capital base and outbreaks of disease among the fish have put much of the industry out of commission. During the past year, Pan Fish Faeroe Islands has been completely restructured. The situation related to the disease, ISA (Infectious salmon anaemia), must be dealt with further and resolved. A new regulation pertaining to fish diseases has been passed, which arranges for operations that are very similar to what we have in Norway. This act ought to be an effective policy instrument for controlling ISA and thereby laying the foundations for a sustainable fish farming industry in the Faeroe Islands.

Waiting for a clean bill of health

Pan Fish is taking a temporary break in production in the Faeroe Islands until the sites have been given a clean bill of health and we can see that the new regulations have been put into practice and are functioning as expected. No smolt will be released in seawater pens in 2004, so there will be no harvesting until 2006. In the meantime, we will continue to develop and train key employees while upgrading our facilities if necessary. We are preparing for an exciting future in the fish-farming field where we have many exciting competitive advantages for marketing a quality product. We have agreed upon our strategy. Pan Fish Faeroe Islands will bounce back with an attractive niche product, and we have people on the team who will help us produce something very special.

National all-out effort

ISA is the biggest disease problem in the fish farming industry in general and in the Faeroe Islands in particular. Outbreaks of this virus result in losses related to disruptions in production and forced harvesting of fish in contaminated sites. Pan Fish had outbreaks in two of their sites in both 2002 and 2003. The risk of outbreaks increases with nearness to the source of infection, with operations that are not sustainable and with a failure to let infected facilities lie fallow. In the Faeroe Islands, as in Norway, the authorities have now prepared national plans for combating the disease, which involve vaccination in the area at risk. An effective vaccine against ISA has also been developed but the industry is awaiting approval from the EU. If vaccination is permitted, the risk of epidemic conditions – and hence the economic risk – will be greatly diminished. In the meantime, the national action plan in the Faeroe Islands will result in the sites being laid fallow for an extended and synchronized period of time.

Healthy fish are profitable fish

Pan Fish Faeroe Islands will return to normal operations with a strong focus on fish health and sustainable development. The company has plenty of expertise and motivation for undertaking disease prevention efforts and ensuring that the fish have proper growing conditions. Good animal health will provide the basis for profitable operations. In order to become a leading low cost producer, we must keep the fish healthy.

Smolt are a good beginning

Good smolt are important in the efforts to combat both ISA and other diseases. In the Faeroe Islands, we have concentrated all of our smolt production after the restructuring in a state-of-the-art modern facility in Oydnarfjordur, with

Pan Fish Faeroe Islands





the aim of reducing costs and increasing quality. We are increasing the size of the smolt from 50 to 200 grams and thereby reducing the time they spend in seawater by a full four months. The less time they spend in the sea, the less the chance of disease. The bigger and stronger the smolt are when they are placed in seawater pens, the greater the possibility that they will have good growth and a healthy life. The investment in this high quality facility is our most important factor for future improvements in production.

New and profitable

The production capacity of the sites in Pan Fish Faeroe Islands is about 9,000 tonnes. When we get back in full swing again in 2006, we shall process between 6,000 and 8,000 tonnes. We shall slaughter the new product in our own plant in Kollafjordur, where the integrated sales organisation is also located. The temporary halt in the Faeroe Islands will be the beginning of something new and profitable.

Frimund Hansen
Managing director
Pan Fish Faeroe Islands

Pan Fish Faeroe Islands 15

Pan Fish shall be one of the world's most efficient producers, distributors, and marketers of salmonoids and related processed products. The processed products accounted for about 30% of the turnover in 2003. From the processing plant, the fish continue in an unbroken cooling chain to our fish processing plant. The most common processed products are fillets, smoked salmon, brine-cured salmon, skinless and boneless portions for institutional kitchens and pre-packaged servings in supermarkets.

We shall refine our formula for success



The overall focus at Pan Fish is to bring down the costs. We produce raw materials, and we must produce them at the lowest costs in order to be a winner in the market. Our customers are professional buyers who are looking for big volumes at the lowest possible price. Obviously, we have to be able to deliver the promised quality at the right time, have good customer relations and a well thought-out marketing strategy. Competitiveness will be essential for those who aim to be long-term partners with the world's giant chain stores. They buy salmon and trout where they find the best price. This clear cost consciousness does not prevent us from simultaneously finding big market opportunities associated with processed products.

Cutting edge of the market

VAP France, VAP Norway and VAP Denmark (Vestlax Hirtshals) are among the market leaders in Europe when it comes to high quality processed products. These operations put us at the cutting edge of the market. VAP France produces smoked salmon. VAP Norway has its main products in advanced fillet production. VAP Denmark delivers smoked salmon and fresh and frozen serving portions. Within these product areas, there are a number of niches. For example, we produce smoked salmon both for low-price segments of the market and for those who are looking for the very best quality. In order to ensure their market status as a stable supplier, the companies purchase raw materials from other producers when they find it appropriate.

Modern and well managed

In recent years, Pan Fish has invested considerable funds in its own processing plants. VAP France, VAP Norway and VAP Denmark stand out as modern industrial companies with the very best production technology. They have a continuous focus on product development, upgrading and rationalization. These companies boast a very experienced and sound management. They stand out as pro-active marketing organisations that have contact with the leading customers in the important European market. In addition, our processed products are among those in the greatest demand in Japanese supermarkets.

From profitable to more profitable

The processing of salmon is already a profitable business area in Pan Fish. The growth potential is enormous, and the company sees interesting opportunities for increasing the proportion of processed products. The future processing will take place in companies controlled by Pan Fish, and we will come out with new, exciting quality products that the market is willing to pay good money for. When we look into the crystal ball, we see Pan Fish as one of the leading integrated salmon food groups in all important markets: large, strong and profitable!

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VAP France
VAP Norway
VAP Denmark
VAP Japan
VAP France, VAP Norway, VAP Denmark, VAP Japan
17

Directors' report 2003 for Pan Fish ASA

Pan Fish's operations

Pan Fish at present is an integrated fish farming group with operations in the farming, processing, sale and distribution of salmon in its own businesses in Norway, the UK, the Faeroe Islands, the USA, Canada, Denmark, France and Japan. In 2003, the group's head office moved from Ålesund, Norway to Stavanger, Norway.

Pan Fish had a total of 1582 employees at the close of 2003. In that year, the group had a turnover of NOK 3.6 billions and reported a net loss after taxes of NOK 2.3 billions. The loss in 2003 was greatly affected by historically low salmon prices during the year and a major restructuring and reorganisation of the group accompanied by a number of write-downs. In the official annual accounts, we have chosen to present all of the businesses that have been sold or defined as non-core net under the item, "Income non-ongoing operations", so that the income statement shows a lower turnover of NOK 2.7 billions.

Pan Fish delivers salmon to the global market. The group's vision is to be the lowest cost producer of quality salmon in all of the regions where we are producing.

Farming and sale of our own salmon

The fish farming operations in the Pan Fish group have undergone extensive reorganisation during 2003. The group's core operations: smolt production, fish farming, processing and sale of its own fish are integrated under a management in the four regions: Pan Fish Norway, Pan Fish Scotland, Pan Fish North America and Pan Fish Faeroe Islands.

The main objective of the reorganisation has been to achieve a more efficient coordination of the value chain and to earn profits from more compact, focused administrative units. It has also been important to delegate the responsibility close to the operative unit.

Pan Fish has a total of 130 concessions measured according to standard Norwegian licensed volume. Based on normal feed utilisation, this gives a production capacity of over 100,000 tonnes of salmon measured in round weight. In 2003, Pan Fish Norway produced 33,248 tonnes, Pan Fish Scotland produced 16,910 tonnes, Pan Fish North America, 14,218 tonnes and Pan Fish Faeroe Islands, 9,148 tonnes, for a total of 73,524 tonnes round weight of salmon and trout. Pan Fish has decided to adjust its production in all of these regions in 2004 in order to achieve a better balance between supply and demand, attend to local problems with disease and take care of the liquidity situation.

Pan Fish Norway

The fish farming operations in Norway are organised under the fully owned subsidiary and sub-group, Pan Fish Norway AS. Pan Fish Norway is currently a fully integrated fish farming company with its own operations in smolt production, fish farming, processing and sale of its own fish.

Pan Fish Norway has a smolt capacity of about 10 millions smolt per year, which is large enough to meet the company's own needs. The quality of the smolt is one of the most important success factors for the biological performance and Pan Fish invests considerable resources into ensuring that good quality fish are released into sea pens in order to achieve the best possible quality and the lowest possible production costs for the fish.

Through Pan Fish Norway, Pan Fish owns and operates a total of 44 food fish concessions in Norway, located in the counties of Sogn og Fjordane and More og Romsdal counties. The total production capacity in Norway based on a feed quota of 852 tonnes per concession comes to about 33,000 tonnes of round fish per year, given a normal feed utilisation. Because of the good sites that Pan Fish has in Norway, there is reason to expect that under a new production regulation regime it will be possible to produce large quantities of salmon in the coming years.

In 2003, Pan Fish Norway opened its new processing facility outside the village of Fosnavåg in the Sunnmore district. This processing plant is one of the biggest and most modern of its kind in the world and has a capacity of 40,000 fish per shift, which amounts to around 200 tonnes round weight. We are actively working to enter into contract processing for fish produced by other fish farming companies because our own harvest volume does not fully utilise the production capacity.

Pan Fish Scotland

The operations in Pan Fish Scotland include smolt production, fish farming, processing and sale of its own fish.

Pan Fish Scotland produces about half of the smolt that the company needs on an annual basis. The remaining smolt are purchased through long-term agreements with other Scottish producers.

Based on standard Norwegian licensed volume, Pan Fish Scotland owns and operates 27 concessions located at Loch Fyne, Kyles of Bute and the Isle of Man northwest of Glasgow on Scotland's west coast. The total production capacity in Scotland in the coming years is estimated at about 22,000 tonnes gutted weight per year, given future standards for production control.

Pan Fish Scotland owns and operates a processing plant at Cairndow in Loch Fyne. In 2004, this plant will be upgraded, and this will increase the yearly capacity to over 20,000 tonnes. The processing capacity in Scotland in general is limited, and the capacity that Pan Fish itself does not utilise will be sold to other producers in the market.

Pan Fish North America

The operations in North America include both Pan Fish USA Inc. (formerly Cypress Island) and Pan Fish Canada Inc. (formerly Omega Salmon Group), which are two fully owned subsidiaries and sub-groups of Pan Fish ASA.

Pan Fish Canada

Pan Fish Canada currently produces its own smolt at a completely new plant in Ocean Falls. This plant has the capacity to meet all of Pan Fish Canada's needs when the production in the on-growing facilities for food fish is gradually stepped up in the coming years.

Pan Fish Canada has a total of 32 food fish concessions, calculated according to standard Norwegian licensed volume, located in Port Hardy and Campbell River. Due to the outbreak of the IHN virus in 2001-2003, there is currently only limited operation of these facilities but through the granting of a test licence for the vaccine against IHN, Pan Fish Canada will gradually increase its production in the coming years. Historically, the Canadian sites have yielded very good results with regard to quality and costs. The production capacity for a normal release of 5 millions smolt will be over 20,000 tonnes of fish, but it will take a few years before Pan Fish Canada can produce volumes as large as this.

Pan Fish Canada has finished the construction of the processing plant that burnt down in February 2003. The new plant is fully modern and has a capacity of about 30,000 tonnes per year. Contracts have already been signed to process volumes of fish from other farmers at this plant.

Pan Fish USA

Pan Fish USA operates two hatcheries and eight seawater sites in Puget Sound. It is the only commercial salmon farming company in Washington State and therefore occupies a unique position among producers of Atlantic salmon. The products are sold in the American market.

Pan Fish USA uses the services of contract processors and contract wellboats for harvesting services. Annual production of up to 9,500 tonnes round weight is possible through the utilisation of two seawater sites as nursery operations, with the remaining six sites used for growout to harvest size.

Pan Fish Faroe Islands
Pan Fish 'activities on the Faeroe Islands consist of the processing plant P/F Vestsalmon and Pan Fish farming. Pan Fish owns 67% of P/F Vestsalmon, which in addition to being a processing plant, performs sales and administration services for Pan Fish farming activities, and provides similar services for P/F Vestlax.

An extensive process related to mapping out the future fish farming activity for the Pan Fish group in the Faeroe Islands has now been completed. The board of directors notes with satisfaction that the Faeroe Islands authorities have approved a new fish farming act and new regulations pertaining to fish diseases. The regulations pertaining to fish diseases are very similar to the measures that effectively contributed to tackling the corresponding problems in Norway within the same area. This means that there are grounds for optimism with regard to the handling of the future disease situation in this existing fish farming area.

The authorities have also signalled their willingness to look at the special Faeroese rules that prevent foreign companies from taking new, controlling positions in the fish-farming industry. This restriction has effectively hindered the influx of capital and has delayed an essential restructuring of the industry in the Faeroes. If the rules on ownership were to be amended, in Pan Fish's view a number of exciting growth opportunities would open up in this area in the future.

As part of the process of change, Pan Fish has agreed, in dialogue with the company's local bankers and suppliers, that the debt in Pan Fish's Faeroese fish-farming business should be reduced. A few details remain before the final agreements are established. After the refinancing/debt conversion, which also means that in the course of 2004 Pan Fish ASA will inject at least DKK 10 millions of new equity capital, and additional DKK 5 millions together with the first planting of smolt which is planned spring 2005. After the injection of new equity capital Pan Fish ASA will own more than 70 % of the fish-farming operation in the Faeroes vs. currently 100 %. The board regards this as being overall the best solution for Pan Fish, given the situation in the Faeroes. However, it will require the Faeroese authorities to approve the proposed change in foreign ownership rules in order for the refinancing to be effective. Unless this happens, the probable outcome will be liquidation. Future activity is conditional on the Group's main bankers finally agreeing to the final debt conversion and permitting the company access to the liquidity required for long-term, balanced growth also in this region.

Due to current circumstances, the Pan Fish Group will not set out smolt in the Faeroes in 2004. It has been decided to do this partly to show responsibility in the face of the demanding market situation, and partly to enable us to gain experience as to how the new disease legislation will be practised before wishing to expose the company to the risk inherent in setting out new fish in the sea. The period up until the next release of smolt will be used actively for upgrading key personnel, trimming technical equipment, and developing exciting and future-oriented production and market concepts.

Value Added products (VAP)
The fish processing operations consist of VAP France, VAP Denmark (Vestlax Hirtshals) and VAP Norway. VAP Norway and VAP France had a good development throughout all of 2003, and VAP Denmark managed, as expected, to reverse the negative trend that the unit experienced, especially at the start of the year. The fish processing operations are exposed to a constant price pressure for certain product groups, but this is compensated by better operations with a special focus on better utilisation of the raw materials. In 2003, the fish processing operations have been defined as Non-ongoing operations and had this status when the accounts were submitted. However, this will be subject to evaluation in the spring of 2004 in connection with the review of the group's aggregate strategic position and financial opportunities in connection with refinancing.
The Norsk Sjomat group was included in the figures for VAP Norway in 2003, but starting with the 1st quarter of 2004, it will no longer be included. The remaining operations in VAP Norway had a turnover of about NOK 100 millions in 2003. By comparison, VAP France and VAP Denmark had turnovers of NOK 292 millions and NOK 333 millions respectively during the same period.

Discussion of going concern assumption

In January 2003, matters were arranged through good cooperation with the company's banking connections so that Pan Fish could undergo a thorough strategic and organisational restructuring. In the autumn of 2003, the banks and the owners followed up with an extensive debt conversion in order to give the company an opportunity to continue streamlining its operations and finally clarifying the group's strategic direction. However, it was pointed out at this time that further growth and development might require further financial restructuring.

On December 31 2003, the shareholders' equity in Pan Fish ASA amounted to NOK 238 millions, which is less than 50% of the share capital. The board of directors notes that the equity is at a level where they are obliged to act pursuant to section 3-5 of the Public Limited Companies Act. In addition, the shareholders' equity for the group is negative. Given this background, the board of directors has formally initiated a dialogue with the company's banking connections and largest owners with the aim of arriving at a final solution for the financing of the group. The board of directors' main objective in these efforts is to ensure the company a financing that gives adequate shareholders' equity given the inherent risk in and the extent of the company's operations. The board of directors will call an annual general meeting in order to discuss the company's financial position and propose measures for dealing with it.

In the opinion and assessment of the board of directors, it is absolutely necessary to achieve an extensive reduction of the interest-bearing debt. At the same time, the company also needs for an infusion of capital in order to be able to increase the biomass and look after the considerable infrastructural investments that have been made in recent years. With an improved balance sheet, the company will attack an improved market for salmon by increasing its production and thereby utilising the extensive and very modern infrastructure that the company possesses and in which considerable investments have been made in recent years. A long-term production goal of over 100,000 tonnes round weight can be achieved in the coming years based on financing generated through our own earnings and necessary selective increases in capital or through the use of other suitable financial instruments. It is an obvious additional condition that the growth at any given time shall be based on the market's willingness to pay for the raw material and that the growth shall occur in a way that is environmentally and economically sustainable.

The board of directors makes its assessments of fixed assets including concessions on the basis of a going concern assumption, and an expressed goal from the company's biggest owners and banking connections to rebuild Pan Fish as a profitable company. If Pan Fish is not given an infusion of new equity, it will be necessary to conduct an extensive write-down of the company's and the group's assets because otherwise there will not be a basis for a going concern given the current debt and balance sheet. With regard to cash flow, the board of directors notes that at current salmon price levels the company has sufficient freedom of action in the short run. In the course of 2004, however, there are grounds for pointing out that the company will need further shareholders' equity and/or liquidity. The board of directors has already initiated this process.

It is the board of directors' assessment that, based on the dialogue that has been initiated, the company has the necessary support from the banks and the biggest owners to get a final refinancing of the group established within a reasonable time frame. Therefore, the board of directors employs the going concern assumption in the submission of the accounts for 2003.

The work environment in Pan Fish

The efforts to develop a good work environment have high priority in Pan Fish. In all of the companies, there will be an emphasis on systematic efforts to promote HSE (Health, Safety and the Environment). The past year has been one of great uncertainty for many of our employees due to the situation that the company and the group have faced and continue to face with regard to cash flow. Considerable restructuring has taken place. In the past year, Pan Fish has focused on the importance of direct, open, in-house communication in the company and group together with a clarification of our vision, goals and expectations. This is an important matter that Pan Fish will continue to develop in the coming years.

Directors' report
19

In 2003, the group has not had a uniform follow-up of absence due to illness and injuries. This is a situation that Pan Fish wants to improve, and in the near future, improvement measures will be taken. In 2003, the absence due to illness varied in the different regions and was in the neighbourhood of 2–8% of the total hours worked in the group, depending on the operation and the type of work. Many of our employees do heavy physical work, which in turn is reflected in the statistics for absence due to illness.

Pan Fish's relationship to the external environment

Pan Fish shall conduct its operations at all times without leaving any permanent "footprints" in the environment. The group has a conscientious attitude to the environmental challenges that the industry faces, and it is making active efforts to solve these problems. Pan Fish regards escaping fish, salmon lice and limited access to marine raw materials as the most important challenges in the short-run.

Pollution of the sediment (the marine area around the facilities)
The group's production is conducted at all times so as not to exceed the carrying capacity of nature. Pan Fish monitors effluents to the recipient through regular examination of the sediments on the sea floor beneath the pens and monitoring of proper feeding with a camera. The company regularly lays all of the marine sites fallow (rest periods) as part of our environmental policy. The board of directors notes with satisfaction that the authorities in the Faeroe Islands have approved a new fish farming act and new regulations pertaining to fish diseases.

Use of medicines
The company has a strategy of preventing rather than treating disease. Therefore, all smolt in Pan Fish are vaccinated. The vaccines induce the fish's own immune defences to identify and fight a number of diseases and make it possible to keep the consumption of antibiotics at a particularly low level. Pan Fish Canada has been granted a full-scale testing permit for the vaccine against IHN, and if this is approved, it will provide further security for being able to utilise the exciting potential that exists in the region where there previously has been a strong incidence of disease and mortality.

Protection of wild salmon
Protection of wild stocks of salmonoids is a central feature of the efforts to combat salmon lice and to eliminate the escape of fish from the company's pens. An in-house company action plan has been drawn up for dealing with these escapes. In 2003, there have been very few escapes of fish, and this has been the result of much good work.

Environmental toxins
Environmental toxins (dioxins, PCBs and heavy metals) accumulate in the food chain, so the level of these environmental toxins must therefore be monitored in food products in general. Farmed salmon can also be exposed to environmental toxins through the feed if this food is based on marine raw materials. The level of environmental toxins is carefully monitored in collaboration with our feed producers so that national and international critical levels will be complied with. We think that farmed salmon are currently well below the level for wild salmon and other wild fish, for example, and far below the permitted levels.

Animal protection
The group acknowledges responsibility for the animals' welfare in fish farming production. Good fish health is a critical factor for achieving an acceptable production cost and thereby earning money. Therefore, the Pan Fish group has its own biologists and veterinarians and the whole new production strategy focuses on sustainability in relation to the environment and good animal husbandry. Under no circumstances is it permissible to disregard these two conditions in order to achieve short-term or long-term profits.

Pan Fish and equal status

There is a preponderance of male employees in the Pan Fish group. The aquaculture industry in general is an industry where there traditionally has been and continues to be a preponderance of male employees. Pan Fish ASA employs two female directors. The group has female managers in many of its subsidiaries. The group will work actively to attract more women to management positions in the regional companies. In 2003, a female board member was elected to the board of directors of Pan Fish ASA.

The annual accounts of the Pan Fish group

Importance of assessing position and results
The results in the Pan Fish group in 2003 bear witness that the company has been through a demanding, comprehensive restructuring process and that the price of salmon has been historically low in the important EU-market for much of the year.

Considerable uncertainty
At the close of the year, the group has negative shareholders' equity and a tight cash flow. The group needs to reduce its debt and receive an infusion of capital in order to be able to build up enough biomass to thereby efficiently utilise existing assets and reduce financial expenses. As previously mentioned, the board of directors assumes that a final refinancing of the group will be conducted within a reasonable period of time. The assessment of the group's assets at the close of the year has been based on this assumption.

Extraordinary matters
In 2003, major write-downs of assets have been made. This has primarily applied to concessions and fixed assets. In addition, the company has suffered big losses through the sale of companies.

Important events after the close of the accounting year
The board of directors does not know of any important events that have occurred after the close of the accounting year and that ought to be taken into consideration and/or reported in the annual accounts.

Income statement
The consolidated profit and loss account is presented for ongoing operations. Operations that have been sold and/or are intended to be sold are presented as net amounts under "Income non-ongoing operations". Due to previous decisions, this item also includes the VAP processing operations in Pan Fish. The VAP processing operations have been defined in 2003 as non-core and these operations had this status when the accounts were submitted. However, this will be assessed in the spring of 2004 in connection with an evaluation of the group's aggregate strategic position and financial opportunities in connection with refinancing.

In 2003, Pan Fish had a turnover of NOK 3.6 billions compared with a turnover of NOK 4.6 billions in 2002. The reduction in turnover is primarily due to the sale of a number of businesses and the fact that we have had a significantly lower salmon price in the group's most important markets throughout the year compared with salmon prices in 2002. In the official annual accounts, we have chosen to present all businesses that have been sold and/or defined as non-core net under the item "Income non-ongoing operations" and thereby reported a lower turnover, NOK 2.7 billions.

The group had an operating loss of NOK 1 373.5 millions compared with a loss of NOK 1 065.2 millions in 2002.

During the year, considerable write-downs worth a total of NOK 859 millions were made on the company's fixed assets. The corresponding figures in 2002 were NOK 264 millions. In 2003, a net amount of NOK 328 millions related to operations that have been sold and/or are intended to be sold has been entered as an expense. The corresponding figure for 2002 was NOK 940 millions.

The loss from affiliated companies came to NOK 9.3 millions. The corresponding figures for 2002 were NOK 265.6 millions. In addition, there was a write-down of financial items worth NOK 78.9 millions compared with NOK 139.6 millions in 2002. The loss from affiliated companies in 2002 is affected by a write-down and/or loss in Global Fish, which was sold in 2003 in connection with the sale of Pan Pelagic.

The loss before taxes for ongoing operations in 2003 came to NOK -1 815.6 millions compared with NOK -1 739.6 millions in 2002.

Cash flow and liquidity
In 2003, the net cash provided by operating activities amounted to NOK -365.9 millions compared with NOK -441.6 millions in 2002. The net cash provided by investment activities came to NOK -224.5 millions in 2003 compared with NOK -148.3 millions in 2002. The group's financing activities generated a net cash flow of NOK 661.9 millions compared with NOK 571.5 millions in 2002.

Directors' report
20

Balance sheet

The consolidated balance sheet came to NOK 3 435.4 millions on December 31 2003. In the course of 2003, the balance has been reduced by NOK 2 150 millions, essentially as a result of the sale of assets and write-downs. The group's net interest-bearing debt came to NOK 2 838.5 millions on December 31 2003. In 2003, interest-bearing debt was reduced by NOK 2 564.4 millions, and this is mainly due to the sale of operations and conversion of debt.

The group's equity on December 31 2003 came to NOK -163.4 millions. The equity was NOK -810 millions on December 31 2002, so there has been an improvement in the equity amounting to NOK 646.6 millions in 2003. This improvement in the group's equity is due to issues of shares and/or conversion of debt.

The group's future prospects

The market

The most prominent features of the global salmon markets in the last two and a half years have been a rapid growth in production and supply. We have seen good growth in the demand in the same period and there is every reason to believe that this will continue. The rapid growth in production, however, has meant that there has been imbalance in the market resulting in very low prices over the last two years. After a short-term price rise in August and September, the prices declined again toward the close of the year.

There is reason to believe in a steady positive growth in demand for salmon in the coming years, and the long-term growth potential for the industry is unchanged. In the short run, however, it is crucial that there be an adjustment of the production in the industry. Pan Fish has taken considerable responsibility in this area and is adjusting its production in all of its regions in 2004. Available information indicates that we will have a decline in the release of smolt in Europe of around 10 per cent this year. This may cause production to drop around 5 per cent in 2004 with a further drop in 2005. The disease situation in the Faeroe Islands will entail that the supply of salmon from that region will be extremely limited in 2004. At the same time, there is reason to believe in a continued positive growth in demand in the important European market. There will also be a considerable decline in production in North America. At present, there are no signs that the growth in demand in the USA will not be above 15 per cent as it has been in recent years. As a result of these conditions, the growth in production in Chile ought to be absorbed in the American market, and this is how the board of directors assesses the situation at present.

Pan Fish is one of the world's leading players in the farming of salmon. The board of directors is of the opinion that free trade is essential for the development of the fish farming industry both domestically and globally. Free trade will stimulate a further development of the industry through a broad investment in R&D and marketing, which in turn will help drive down the costs and increase the profitability in all parts of the industry. Increased production of salmon will also contribute to a broad range of products for the European consumer in addition to increased production of food.

The company will not make any concrete prognoses related to the expected trend in the prices of salmon in the coming years, but the board of directors notes that extensive production adjustments are underway in all salmon-producing regions and that the standing biomass was lower at the beginning of 2004 than at the same time in 2003. Pan Fish will concentrate all of its resources, however, on achieving a lowest possible production cost, given the target quality, in all regions where the company is operating.

The parent company/coverage of loss

At the close of 2003, there were nine employees in Pan Fish ASA. Pan Fish ASA does not conduct any operations in the parent company that are conducive to polluting the external environment. The group management consists of a group of three people of whom two are women. Of a total of nine employees, four are women. Pan Fish ASA is the parent company in the group and had NOK 23.2 millions in operating revenues in 2003 compared with NOK 45.7 millions in 2002. The company's operating revenues consist mainly of administration fees from subsidiaries. The operating loss came to NOK 132.2 millions compared with a loss of NOK 61.5 millions in 2002. The loss for the year amounted to NOK 2 054.1 millions compared with a loss of NOK 2 199.6 millions in 2002. In 2003, there were write-downs of financial assets worth NOK 1 168 millions compared with write-downs worth NOK 2 055.6 millions in 2002.

A deferred tax asset priviously entered in the balance sheet has been entered as an expense in its entirety in 2003, which entails a total tax expense of NOK 146.80 millions. For 2002, a tax revenue of NOK 114 millions was entered in the accounts.

In 2003, operational activities resulted in a net cash flow of NOK -109.9 millions compared with NOK -187.4 millions in 2002. The net cash provided by investment activities was NOK 107.1 millions in 2003 compared with NOK -437.5 millions in 2002. The company's financing activities provided the company with a net infusion of NOK 101.4 millions compared with NOK 624.8 millions in 2002.

The annual loss for 2003 came to NOK 2 054.1 millions compared with a loss of NOK 2 199.6 millions in 2002.

The board of directors will recommend to the annual general meeting that the loss for the year be covered as follows:

Transferred from share premium account	981 506 000
Transferred to uncovered loss	1 072 638 000
Total	2 054 144 000

In the opinion of the board of directors, the annual accounts provide a satisfactory description of the company's and the group's position at the close of the year.

Stavanger, 26.02.2004

Gabriel Smith (chairman of the board) Arnulf Haukeland Clas Østberg Arthur Duus Bjørn Simonsen Katrine Mo Atle Eide (Group managing director)



From left: Arnulf Haukeland, Clas Østberg, Gabriel Smith (chairman of the board), Arthur Duus and Bjørn Simonsen. Katrine Mo was not presens at the time when the photo was taken.

21

Income statement 2003 Pan Fish group

All figures in NOK 1 000	Note	2003	2002	2001
Operating revenue	4	2 734 636	3 093 860	3 579 790
Goods consumed	3, 14	-2 321 620	-2 789 663	-2 612 964
Contribution from goods sold		413 016	304 197	966 826
Payroll expenses	5	-345 527	-402 796	-435 164
Depreciation	9, 10	-200 657	-180 111	-183 015
Other operating expenses	6	-381 327	-522 484	-354 468
Impairment	8, 9, 10	-858 978	-264 008	0
Operating income for ongoing operations*	4	-1 373 473	-1 065 202	-5 821
Income from associates	11	-9 293	-265 600	-7 654
Other financial income	3	65 336	197 884	357 822
Impairment of financial assets		-78 883	-139 600	0
Other interest expense		-263 469	-385 296	-331 723
Other financial expenses	3	-155 770	-81 823	-23 854
Income before tax		-1 816 552	-1 739 637	-11 230
Taxes	20	-115 067	383 971	-107 499
Net income for ongoing operations		-1 930 619	-1 355 666	-118 729
Income non-ongoing operations	7	-327 852	-940 328	373 009
Net income (loss)		-2 258 471	-1 355 666	-118 729
Minority interest		-6 720	-64 065	12 980

*Companies that have been sold/or are intended to be sold are presented as net amounts under Income non-ongoing operations.

For further information on which companies are disposed of, or intended to be sold, we refer to the Director's report

Balance sheet 31.12.03 Pan Fish group

ASSETS All figures in NOK 1 000	Note	2003	2002	2001
Fixed assets				
Intangible fixed assets				
Concessions (site lease)	9	651 914	1 241 362	1 435 194
Deferred tax asset	20	0	204 572	0
Goodwill	9, 10	0	168 100	586 923
Total intangible fixed assets		651 914	1 614 034	2 022 117
Tangible fixed assets				
Land, buildings and other property	9, 19	476 426	631 572	943 900
Wellboats etc.	9, 19	65 908	107 454	164 897
Machinery and plant	9, 19	739 457	739 535	1 133 253
Fixtures and fittings, tools, office machinery, etc.	9, 19	12 927	23 100	28 304
Total tangible fixed assets		1 294 718	1 617 661	2 270 354
Financial fixed assets				
Investments in associates	11	25 297	200 163	833 838
Investments in other shares	12	34 026	136 800	36 119
Prepaid pension costs		0	4 165	0
Other long-term receivables	13	27 152	27 639	181 288
Total financial fixed assets		86 475	368 767	1 051 245
Total fixed assets		2 033 107	3 600 462	5 343 716
Current assets				
Inventories	14, 19	836 242	1 325 740	1 877 782
Receivables				
Trade receivables	15, 19	329 858	409 691	763 606
Other short-term receivables		99 625	184 060	265 043
Total receivables		429 483	593 751	1 028 649
Cash and bank deposits	16	136 582	65 169	83 552
Total current assets		1 402 306	1 984 660	2 989 983
TOTAL ASSETS		3 435 413	5 585 122	8 333 699

22

Balance sheet 31.12.03 Pan Fish group

EQUITY AND LIABILITIES All figures in NOK 1 000	Note	2003	2002	2001
Equity				
Paid-in capital	17	810 948	85 199	906 116
Retained earnings	17	-1 009 726	-944 318	99 664
Minority interests	17	35 402	49 139	163 518
Total equity		-163 376	-809 980	1 169 298
Liabilities				
Provisions				
Pension liabilities		0	4 581	2 247
Deferred tax	20	0	0	196 975
Total provisions		0	4 581	199 222
Other long-term liabilities				
Convertible loans		18 386	0	260
Bonds	18	78 248	763 000	763 000
Liabilities to financial institutions	18	2 525 368	3 368 396	3 767 762
Other long-term liabilities	18	10 867	15 913	18 015
Total other long-term liabilities		2 632 869	4 147 309	4 549 037
Current liabilities				
Liabilities to financial institutions		289 528	1 231 560	1 231 339
Certificate loans		0	0	230 000
Trade accounts payable		348 073	548 509	562 536
Tax payable	20	467	577	106 143
Accrued salary expense and public taxes payable		14 233	41 222	32 058
Other short-term liabilities		313 619	421 344	254 066
Total current liabilities		965 921	2 243 212	2 418 142
Total liabilities		3 598 789	6 395 102	7 164 401
TOTAL EQUITY AND LIABILITIES		3 435 413	5 585 122	8 333 699

Statement of cash flows 2003 Pan Fish group

All figures in NOK 1 000	2003	2002	2001
Cash generated by operating activities			
Income before taxes	-2 143 404	-2 679 965	361 779
Tax paid	-12 923	-114 666	-67 767
Depreciations and impairment, including profit and loss on disposal of assets	1 635 735	1 333 094	-307 007
Income from associates	24 389	285 326	-31 062
Change in inventory, accounts receivable and -payable	20 795	399 658	-241 876
Change in other accruals	109 411	334 975	-133 346
Net cash generated by operating activities	-365 997	-441 578	-419 279
Cash generated by investing activities			
Payments regarding sale of fixed assets	8 460	24 428	25 847
Disbursements regarding acquisition of fixed assets	-335 678	-300 025	-744 087
Net payments regarding sale and acquisition of shares in other companies	102 675	127 302	-689 966
Net cash generated by investing activities	-224 543	-148 295	-1 408 206
Cash generated by financing activities			
New interest-bearing short- and long-term debt	3 136 018	549 086	1 535 234
Installments on interest-bearing loans (short- and long-term)	-3 008 201	-335 424	552 112
Paid-in capital (emission and sale of treasury stock)	487 555	383 546	0
Reimbursement of equity (acquisition of treasury stock)	0	0	-228 754
Dividends paid	0	0	-120 179
Minority interests and exchange rate effects	46 581	-25 718	-11 739
Net cash generated by financing activities	661 953	571 490	1 726 674
Net change in cash and cash equivalents	71 413	-18 383	-100 811
Cash and cash equivalents 01.01.	65 169	83 552	184 363
Net change in cash and cash equivalents	71 413	-18 383	-100 811
Cash and cash equivalents 31.12.	136 582	65 169	83 552

Stavanger, 26.02.2004

Gabriel Smith (chairman of the board) · Arnulf Haukeland · Clas Østberg · Arthur Dalls · Bjørn Simonsen · Katrine Mir · Atle Eide (Group managing director)

Notes Pan Fish group

Note 1 Accounting principles

The annual accounts have been prepared in accordance with the Norwegian Accounting Act and generally accepted accounting principles. The financial statement is based on the following established accounting principles in accordance with the generally accepted accounting principles in Norway; principles of transactions, accrual, matching, prudence, congruence, hedging, best estimate and the going concern assumption, as well as the uniform application of these principles.

Principles of consolidation

The consolidated financial statements include the accounts of the parent company and all the subsidiaries listed in note 2. The consolidated accounts is prepared according to the entity view and include all subsidiaries, in which the parent company, directly or indirectly through subsidiaries, owns more then 50% of the voting rights and/ or has the power to control the financial and operational policies of the company.

Joint ventures are shown in the consolidated accounts according to the proportional consolidation method. Associates, in which the company has significant financial and operational influence as well as long-term ownership interests, are included in the consolidated financial statements according to the equity method.

In the parent company's financial statements, investments in subsidiaries, joint ventures and associates are valued according to the cost method.

Companies that have been acquired during the year have been consolidated from the transaction date. Subsidiaries that have been sold or otherwise disposed of are included under other items in the financial statement.

The consolidated accounts have been prepared according to consistent principles, as the subsidiaries apply the same accounting policies as the parent. All material intercompany transactions and balances have been reconciliated and eliminated in the consolidated accounts.

When subsidiaries are acquired, the cost price of the shares in the parent company is eliminated against the equity of the subsidiary at the time of acquisition. Value in excess of the book equity of the subsidiary is allocated to identifiable assets and liabilities, so that these are entered at actual values. Any additional excess value that cannot be allocated to identifiable assets and liabilities is recorded on the balance sheet as goodwill. Deferred tax is taken into account and entered on the balance sheet when excess value is allocated to assets and liabilities, whereas goodwill is recorded net of tax. Excess values, concessions, and goodwill associated with foreign subsidiaries are converted into NOK from the relevant currency at the exchange rate at the time of acquisition.

Conversion of foreign subsidiaries

Foreign subsidiaries represent independent units. When consolidating foreign subsidiaries into the income statement, the results of operations are converted using average exchange rates in effect during the reporting period. The exchange rates in effect at the balance sheet date are used when translating assets and liabilities in the balance sheet. Excess values, concessions, and goodwill will accordingly be translated at the same exchange rate as the subsidiary these values are associated to. Resulting conversion rate differences are accumulated as a component of shareholder's equity.

Minority interests

The minority share of the equity is estimated at the actual value of identifiable assets and liabilities at the time of acquisition. The share of net income after tax attributable to minority interests is presented on a separate line after the group's net income. The share of the equity is presented on a separate line as a specification of the group's equity. Recording of minority interests has been limited to subsidiaries with a positive effect on the equity in the group balance.

Revenue recognition

Revenues are recognized at the time of transaction. The compensation is entered as income when both associated control and risk have been transferred.

Matching principle

Accruals in the financial statement are recorded based on matching of accrued revenues and expenses in the period as well as based on the prudence principle according to generally accepted accounting principles. Any unrealized loss that is probable and quantifiable, as well as implicit liabilities and impositions, are recorded in accordance with generally accepted accounting principles.

Classification and valuation of balance sheet items

Assets intended for permanent ownership or use are classified in the balance sheet as fixed assets. Other assets are classified as current assets. Liabilities that are due later than one year after the end of the financial year, including the first installment on these loans, have been classified as long-term liabilities. Other liabilities are classified as current liabilities.

Income non ongoing operations

All figures in the income statement of the group represents continued operations. This also applies to the corresponding figures from previous years. Companies that have been disposed of or that will be disposed of are presented as Income non ongoing operations. Information about disposal of companies is given in note 7.

Companies that are planned disposed of have been written down to actual value/expected market value, in those cases where actual value is lower than the recorded value. Profit relating to disposal of companies, as well as impairment of companies that are or will be disposed of, is also included in Income non-ongoing operations.

Contingent liabilities

Contingent liabilities are recognized if the probability of occurrence is more than 50%. Best estimate is used to calculate the settlement value.

Employee options contracts

Stock options to employees are charged as payroll expenses only if the market value of the stock at the grant date is higher than the strike price. Social security taxes associated with the options are calculated based on the difference between the quoted stock price and the strike price at any time. Social security taxes are recorded as payroll expenses over the remaining vesting period.

Cash and cash equivalents

Cash and cash equivalents are defined as cash in hand and bank deposits.

Notes Pan Fish group

Receivables

Trade receivables and other receivables are recorded in the balance sheet at nominal value less provision for any expected losses. The total provision for losses in the group is based on a concrete assessment of both single items and the total.

Inventories

Raw materials consist of fish feed, packaging, and purchased goods for further refinement. Raw materials are stated at the lower of cost and net realizable value/actual value.

The inventories of living fish (in sea) are valued per generation at the lower of full production cost and actual value (assumed market value based on today's prices/expected prices less expected remaining production cost and cost of sales). The production cost consists of direct and indirect variable and fixed costs (including administration costs).

Work in progress and finished goods comprise own manufactured goods like filet of salmon, smoked salmon etc. and are valued at the lower of full production cost and actual value.

Commodities consist of purchased goods intended for resale. Commodities are valued according to the same policies as raw materials.

If the actual value is lower than the estimate according to the above, write-down to actual value will be carried out. As for living fish, only fish of more than 1 kg will be written down. The reason for this policy is that the sales prices undergo material fluctuations. Hence, there is great uncertainty as to what the sales price will be at the time when fish of less than 1 kg will be harvested.

Foreign currency

Monetary balances, receivables, and liabilities in foreign currencies are valued at the exchange rate at the balance sheet date. The currency policy of the company is to balance out differences between receivables and liabilities in foreign currencies using financial instruments such as bank accounts in foreign currencies and forward contracts.

Gains or losses on exchange associated with the flow of goods are included in cost of goods. Other gains on exchange will be classified according to the underlying transaction. Unrealized gains on forex positions that were intended as hedging, and that effectively hedge unrealized losses on corresponding forex positions, will be set off against each other.

Intangible assets

In Norway and on the Faeroe Islands, there are no time limits on concessions, and they may also be moved between sites, given approval from the authorities. Ordinary depreciations are therefore not undertaken.

According to the prevailing practice in North America, concessions have automatically been renewed. However, these concessions cannot be moved between sites. The economic life of these sites has been estimated to 10 years. The concessions are depreciated according to their estimated economic life. Concessions in Scotland are recorded using the same principles.

Goodwill is depreciated over its estimated economic life, according to calculations performed at the time of acquisition. The value of the recorded goodwill is continually evaluated, with regard to circumstances or incidents that might lead to a need for impairment of book value.

Whenever there are indications of losses in value of intangible assets, impairment of the assets is considered. In that case, an estimation is made of the future discounted cash flow for the assets still to be used by the group, and of the sales price net of sales cost for assets for sale. If the calculated value is lower than recorded, impairment will be undertaken, and the asset will be recorded at the higher of actual value and utility value.

Tangible fixed assets

Fixed tangible assets are stated in the balance sheet at cost less accumulated depreciation. Expenditures for maintenance and repairs are expensed as incurred, whereas improvements and upgrading are capitalized and depreciated along with the asset. Depreciations are linear and established based on an assessment of the useful technical/economical lifetime for the specific asset.

Assets, where individual assessments show that the actual value is lower than the recorded value, have been written down. Actual value is defined as the higher of sales price and the expected future discounted cash flows.

Leases, that provide Pan Fish/the group with substantially all rights and obligations, are accounted for as capital leases and recorded as assets under fixed assets. The present value of the lease payments is recorded as an interest-bearing liability under long-term debt. The assets are depreciated according to schedule, and the liability is reduced by the amount of the lease payments less the effective interest expense. For other leases, the lease payments are recognized as an expense over the lease term.

Shares and long-term investments

Shares and other securities are classified as fixed financial assets and stated at cost. Impairments are undertaken individually if the actual value is lower than cost and the loss in value is not considered to be temporary. Gain and loss on shares and other securities are recorded as financial items.

Taxes

The tax expense in the profit and loss account includes current taxes and changes in deferred taxes. Deferred tax assets/liabilities in the balance are nominal figures, calculated based on temporary differences between financial statement values and tax values, as well as any tax loss carry-forwards at the balance sheet closing date. Temporary differences increasing or reducing tax that will, or may, reverse in the same period are neutralized. Deferred tax assets that cannot be neutralized, are recorded in the balance sheet if it is more likely than not that they can be utilized. Deferred tax and tax assets are presented as net amounts.

Pension costs and liabilities

A linear contribution time and estimated final salary levels constitute the basis for the recorded pension liability. Changes in estimates are amortized over the remaining average service period, which also applies to deviations exceeding 10% of the higher of pension liabilities and pension plan assets (corridor).

The net periodic pension costs are included in the payroll expenses, and consist of the sum of the pension benefit earned in the period, interest expenses on the estimated pension liabilities as well as the expected

Note 1 continues on next page

Notes Pan Fish group

Note 1 continues

return on pension assets. The pension obligations have been calculated based on long-term expectations of future discount rates, yields, wage adjustments, inflation and adjustments of pensions.

Restructuring costs

Provisions for restructuring costs and impairment of assets will be made if the company within the balance sheet date has published or started a restructuring plan, which identifies what parts of the company that will be embraced in the plan, approximately how many employees will be affected by the changes, what actions will be taken, and when the plan will be implemented. Only costs that cannot be associated with future earnings will be provided for.

Changes in accounting principles and errors

The effect of changes in accounting principles and correction due to material errors in past years financial statements is charged to equity.

Extraordinary items

Only items that are uncommon, occur infrequently, and are significant in relation to the overall operations are classified as extraordinary.

Cash flow statement

The cash flow statement of the group shows the overall cash flow broken down to operating, investing and financing activities. The statement illustrates the effect of the various activities on cash and cash equivalents. Cash is defined as cash in hand, bank deposits and other liquid investments that immediately and with an insignificant risk of currency losses can be converted to cash holdings. As for companies that are disposed of, payments relating to the sale of intangible fixed assets and tangible fixed assets are classified as "Payments regarding sale of fixed assets". Net payments relating to sale of other assets and liabilities are classified as "Net payments regarding sale and acquisition of other investments".

Note 2 Group companies

The consolidated financial statement includes the following companies:	Country	Holding company	Owner's share %
Pan Fish ASA	Norway	Parent company	
- Pan Fish Norge AS	Norway	Pan Fish ASA	100.00%
- Pan Fish Norway AS	Norway	Pan Fish Norge AS	100.00%
- Olsen Skarholmen AS	Norway	Pan Fish Norge AS	100.00%
- Kinn Salmon AS	Norway	Pan Fish Norge AS	100.00%
- Jørgen Vågsholm AS	Norway	Pan Fish Norge AS	100.00%
- Vikenco AS	Norway	Pan Fish Norway AS	100.00%
- Laksen Eiendom AS	Norway	Pan Fish Norway AS	100.00%
- Pan Fish Investments BV	Netherlands	Pan Fish Norway AS	100.00%
- Pan Logistics BV	Netherlands	Pan Fish Norway AS	63.75%
- Grimmergata 5 AS	Norway	Pan Fish ASA	100.00%
- Pan Fish Sales USA AS	Norway	Pan Fish ASA	100.00%
- Vikomar AS	Norway	Pan Fish ASA	100.00%
- Pan Fish Scotland Ltd	Scotland	Pan Fish ASA	100.00%
- Pan Fish Sales UK Ltd.	England	Pan Fish Scotland Ltd	100.00%
- Seafood Products Ltd.	England	Pan Fish ASA	100.00%
- Pan Fish Canada Inc.	Canada	Pan Fish ASA	100.00%
- Orca Shipping Inc.	Canada	Pan Fish Canada Inc.	100.00%
- Orca Aquaculture Service Inc.	Canada	Orca Shipping Inc.	100.00%
- Pan Fish USA Inc.	USA	Pan Fish ASA	100.00%
- Atlantic Trading Co. Inc	USA	Pan Fish USA Inc.	100.00%
- P/F Vestsalmon	Faeroe Islands	Pan Fish ASA	67.00%
- AS Vestlax Hirtshals	Denmark	P/F Vestsalmon	100.00%
- P/F Sveipur	Faeroe Islands	P/F Vestsalmon	100.00%
- P/F Laksaaling	Faeroe Islands	Pan Fish ASA	100.00%
- P/F Nordex	Faeroe Islands	P/F Laksaaling	100.00%
- P/F Nordaling	Faeroe Islands	P/F Laksaaling	100.00%
- P/F Laxa	Faeroe Islands	P/F Nordaling	100.00%
- Pan Fish France SA	France	Pan Fish ASA	100.00%
- Pan Fish Chile	Chile	Pan Fish ASA	100.00%
- Pan Fish Japan Ltd.	Japan	Pan Fish ASA	100.00%

Notes Pan Fish group

Note 3 Consolidated accounts

All figures in NOK 1 000	2003	2002	2001
Income statement			
Cost of materials	2 011 891	2 514 902	2 791 794
Writedown/reversed writedown of inventory (stock)	114 133	202 816	0
Changes in work in progress and finished goods	195 596	71 945	-178 830
Total goods consumed	**2 321 620**	**2 789 663**	**2 612 964**
Income statement			
Profit on realization of shares/bonds	4 295	169 956	323 869
Interest income	42 125	21 809	26 799
Gain on foreign exchange	14 379	0	0
Other financial income	4 537	6 119	7 154
Other financial income	**65 336**	**197 884**	**357 822**
Loss on realization of shares	142 054	0	0
Loss on foreign exchange	0	7 338	7 897
Other financial expenses	13 716	74 485	15 957
Other financial expenses	**155 770**	**81 823**	**23 854**

Note 4 Segment information

Pan Fish is a globally integrated corporation whose business is to farm, process, refine, sell and distribute trout and salmon. The business is run through majority-owned companies in Norway, EU, USA, Canada and Asia.

Geographical distribution of the turnover

The tables show Pan Fish' turnover divided into the main geographical markets:

	2003		2002		2001	
Sales revenue	NOKm	Share	NOKm	Share	NOKm	Share
Norway	364	13%	358	17%	265	10%
EU	903	33%	939	36%	1 248	39%
Other Europe	94	3%	157	8%	202	10%
USA/Canada	881	32%	1 025	23%	1 215	22%
Japan	423	15%	511	13%	529	16%
Other Asia	42	2%	84	2%	109	2%
Other	28	1%	20	1%	12	1%
Total revenue	2 735	100%	3 094	100%	3 580	100%

Segment information, geographical areas

	2003			2002			2001		
All figures in NOK 1 000	Turnover	Oper.income	Assets	Turnover	Oper.income	Assets	Turnover	Oper.income	Assets
Norway	1 708	-356	4 583	2 095	20	5 783	2 491	33	7 839
Scotland	497	-80	438	323	-15	490	303	10	420
Faeroe Islands	433	-86	456	260	-73	535	568	27	958
North America	1 216	-99	1 216	1 475	-358	1 162	1 609	-127	1 589
Other	167	0	222	185	-2	43	173	0	46
Eliminations	-1 286	-752	-3 484	-1 244	-637	-3 927	-1 564	51	-5 343
Total	2 735	-1 373	3 431	3 094	-1 065	4 086	3 580	-6	5 509

Note 5 Payroll expenses, number of employees, remunerations, loans to employees etc.

All figures in NOK 1 000	2003	2002	2001
Salaries	475 330	591 252	686 651
Social security taxes	45 677	54 101	63 297
Pension costs (including employers' social security contributions)	13 638	12 642	7 047
Other contributions	24 176	23 134	14 481
Other items, relating to companies that are disposed of or planned disposed of, cf. note 7	-213 294	-278 333	-336 312
Total salary expense	345 527	402 796	435 164
Loans to employees	5 053	5 412	6 164
Average number of employees in the continued operations	1 421	1 426	1 378
Average number of employees in the continued and disposed of companies	2 135	2 372	2 697

Note 6 Other operating expenses

All figures in NOK 1 000	2003	2002	2001
Sales- and marketing costs	13 391	9 120	14 876
Losses on accounts receivable	61 859	80 806	5 600
Other operating expenses*	306 077	432 558	333 992
Total other expenses	381 327	522 484	354 468

*Includes fees to external auditor, lawyers, and other fees, operational leasing, including rental of administration buildings, and other operating expenses.

Notes Pan Fish group

Note 7 Non-ongoing operations

The income statement 2003 includes NOK 328 millions booked as Income non ongoing operations. This relate to companies disposed of, or intended to be sold, and they will therefore not be included in the future consolidated accounts. The effect of such companies is specified in more detail in the tables below.

As for companies that have not been disposed of by 31.12.2003, the tables show assets and liabilities related to the operations.

All figures in NOK 1 000 – 2003	Assets	Liabilities	Turnover	Operating income	Income bef. taxes	Impairment	Total effect on result
Pan Pelagic ASA*	0	0	220 298	-16 167	-228 180	-99 209	-327 389
Norsk Sjømat AS	0	0	276 041	9 752	7 835	0	7 835
Seafood Farmers of Norway AS	0	0	74 776	2 505	2 272	0	2 272
Hauge & Furnes Fiskeindustri AS	0	0	484	-205	-666	0	-666
AS Vestlax Hirtshals	224 731	157 725	332 629	4 579	-816	0	-816
Pan Fish France SA	182 856	141 289	291 624	9 067	7 067	0	7 067
Grimmergata 5 AS	34 505	50 779	7 641	1 705	-1 708	-14 447	-16 155
Total	442 093	349 794	1 203 492	11 237	-214 196	-113 656	-327 852

* Excluding Vikomar AS, as well as other shores taken over by Pan Fish ASA in connection with the disposal of Pan Pelagic ASA

All figures in NOK 1 000 – 2002	Assets	Liabilities	Turnover	Operating income	Income bef. taxes	Impairment	Total effect on result
Pan Pelagic ASA*	917 721	749 665	931 971	-169 695	-681 259	-211 652	-892 911
Norsk Sjømat AS	104 864	80 686	169 436	4 673	2 525	0	2 525
Seafood Farmers of Norway AS	63 384	28 244	63 636	3 405	1 804	0	1 804
Hauge & Furnes Fiskeindustri AS	7 006	19 628	843	-8 756	-10 395	0	-10 395
AS Vestlax Hirtshals	210 212	151 658	373 272	-31 023	-35 834	0	-35 834
Pan Fish France SA	144 724	115 180	251 689	-2 868	-5 034	0	-5 034
Grimmergata 5 AS	51 164	51 283	9 812	4 217	-483	0	-483
Total	1 499 075	1 196 344	1 800 659	-200 047	-728 676	-211 652	-940 328

* Excluding Vikomar AS, as well as other shares taken over by Pan Fish ASA in connection with the disposal of Pan Pelagic ASA

All figures in NOK 1 000 – 2001	Assets	Liabilities	Turnover	Operating income	Income bef. taxes	Impairment	Total effect on result
Pan Pelagic ASA*	2 139 718	1 338 110	1 187 920	75 176	319 702	0	319 702
Norsk Sjømat AS	124 570	99 593	203 900	12 758	9 014	0	9 014
Seafood Farmers of Norway AS	64 063	30 779	70 131	4 332	1 615	0	1 615
Hauge & Furnes Fiskeindustri AS	16 114	18 340	20 356	-3 498	-4 907	0	-4 907
AS Vestlax Hirtshals	256 906	169 321	673 689	66 561	60 012	0	60 012
Pan Fish France SA	169 069	131 520	271 815	-4 424	-8 498	0	-8 498
Grimmergata 5 AS	53 997	53 768	14	-1 197	-3 929	0	-3 929
Total	2 824 437	1 841 431	2 427 825	149 708	373 009	0	373 009

* Excluding Vikomar AS, as well as other shares taken over by Pan Fish ASA in connection with the disposal of Pan Pelagic ASA

Notes Pan Fish group

Note 8 Impairment

Impairment/writedown can be allocated to the following geographical areas:

All figures in NOK 1 000	
Norway	570 920
Scotland	2 336
Faeroe Islands	164 336
North America	114 111
Other	7 275
Total	858 978

In Norway and the Faeroe Islands, the impairment mainly relates to concessions (site leases), goodwill and tangible fixed assets. In North America, the recorded impairment mainly relates to tangible fixed assets.

The impairments are based on the estimated net present value of future expected cash flows according to the business plans for the various operations. Godwill is valued at 0 based on historical losses and future prospect. Concessions are valued to historic cost, but maximum NOK 9 millions per concession (standard Norwegian licensed volume), based on markeqprice for single concession or excess value for concessions which enable multi operation. Tangible fixed assets in use or tangible fixed assets with assumed full capacity utilisation are valued at net present value of expected cash flow. Tangible fixed assets for sale or tangible fixed assets with expected law utilisation are written down to fair value.

Note 9 Intangible assets/fixed assets

All figures in NOK 1 000	2003	2002	2001
Depreciation	257 170	271 803	249 658
Impairment	957 672	493 956	0
Other items, related to companies that are disposed of, or that are planned disposed of	-155 207	-321 640	-66 643
Depreciation and impairment in the income statement	1 059 635	444 119	183 015

Intangible assets	Concessions	Concessions	Goodwill	Total
Purchase cost 01.01.03*	1 082 935	241 524	541 804	1 866 263
Disposals due to sale of companies	0	0	-25 000	-25 000
Acquisitions 2003	6 889	0	0	6 889
Disposals 2003	-853	0	0	-853
Purchase cost 31.12.03	1 088 971	241 524	516 804	1 847 299
*Incl. conversion rate differences				
Accumulated depreciation and impairment as of 01.01.03*	38 039	40 559	372 011	450 609
Disposals	0	0	-3 150	-3 150
Depreciation this year	0	11 579	27 263	38 842
Impairment this year	588 404	0	120 680	709 084
Accumulated depreciation and impairment as of 31.12.03	626 443	52 138	516 804	1 195 385
*Incl. conversion rate differences				
Book value as of 31.12.03	462 528	189 386	0	651 914
Economic life	Unlimited	10 years	10 years	
Depreciation schedule		Linear	Linear	

Tangible assets	Land	Buildings/ property	Ships	Machinery and plant	Fixtures and fittings, etc.	Total
Purchase cost as of 01.01.03*	43 979	758 577	154 267	1 560 251	64 399	2 581 473
Disposals due to sale of companies	-7 342	-136 411	-2 508	-295 907	-9 654	-451 822
Acquisitions 2003	648	88 362	5 231	236 677	4 760	335 678
Disposals 2003	-162	-24 585	-3 034	-50 345	-3 588	-81 714
Purchase cost as of 31.12.03	37 123	685 943	153 956	1 450 676	55 917	2 383 615
*Incl. conversion rate differences						
Accumulated depreciation and impairment as of 01.01.03*	211	171 801	50 474	705 343	38 919	966 748
Disposals due to sale of companies	0	-46 626	-2 308	-246 403	-5 987	-301 324
Disposals	0	-4 112	-1 267	-36 065	-1 999	-43 443
Depreciation this year	32	41 367	25 949	141 570	9 410	218 328
Impairment this year	12 151	71 816	15 200	146 774	2 647	248 588
Accumulated depreciation and impairment as of 31.12.03	12 394	234 246	88 048	711 219	42 990	1 088 897
*Incl. conversion rate differences						
Booked value as of 31.12.03	24 729	451 697	65 908	739 457	12 927	1 294 718
Of this, the book value of leased tangible assets amounts to	0	126 873	1 670	282 369	0	410 912
Book value of leasing obligations	0	123 377	860	174 258	0	298 495
Economic life		10–12 years	3–20 years	5–10 years	3–5 years	
Depreciation schedule		Linear	Linear	Linear	Linear	

Note 9 continues on the next page

Notes Pan Fish group

Note 9 continues

All figures in NOK 1000	2003
Disposal of fixed assets at book value	
Pan Pelagic ASA	107 046
Norsk Sjømat AS	35 031
Seafood Farmers of Norway AS	22 434
Hauge & Furnes Fiskeindustri AS	7 837
Total included in disposal of fixed assets	172 348

Note 10 Goodwill relating to acquisitions

All figures in NOK 1 000	Purchased	Depreciation period	Book value 01.01.03	Depreciation this year	Impairment this year	Disposal	Book value 31.12.03
Seafood Products Ltd.	1997	10 years	7 406	-639	-6 767	0	0
PF Laksaaling	1999	13 years	16 098	-1 589	-14 509	0	0
Atlantic Trading Co. Inc.	2001	15 years	9 260	-927	-8 333	0	0
Goodwill related to operations sold 2003			135 336	-24 108	-89 378	-21 850	0
Other			1 693	0	-1 693	0	0
Total			169 793	-27 263	-120 680	-21 850	0

Goodwill and added value belonging to foreign subsidiaries have been converted into NOK, using the exchange rate as of 31.12.
Goodwill is depreciated linerary over the expected economic life that was calculated in connection with the initial purchase. The value of the goodwill is continually evaluated, with regard to circumstances or incidents that might lead to a need for a writedown of book value.

Note 11 Associated companies

Company All figures in NOK 1 000	Share	Acquisition cost	Book value 01.01.03	Share of profit this year	Impairment this year	Book value 31.12.03
Østerbris AS	49.00%	36 000	40 000	2 082	-20 600	21 482
Villa Leppefisk AS	20.00%	4 500	4 201	-386	0	3 815
Total			44 201	1 696	-20 600	25 297

Note 12 Other shares

All figures in NOK 1 000	Country	Share	Acquisition	Impairment this year	Book value as of 31.12.03
Probo Eiendom Invest ASA	Norge	15.6%	8 001	-4 000	4 001
Eiendomsutvikling Inter ASA	Norge	18.1%	10 000	-6 000	4 000
Salmo Breed AS	Norge	18.1%	1 000	-1 000	0
Austevoll Havfiske	Norge	11.9%	191 040	-72 042	17 037
Magnarson AS	Norge	6.7%	4 043	-1 806	2 237
Hufthammer AS	Norge	3.2%	1 885	-1 177	708
Nyholmen AS	Norge	4.9%	6 567	-4 455	2 112
Kvitskjær AS	Norge	4.9%	3 934	-1 822	2 112
Other shares					1 819
Value other shares			226 470	-92 302	34 026

Note 13 Other long-term receivables

All figures in NOK 1 000	2003	2002	2001
Receivables due more than 1 year after the balance-sheet date	27 152	27 639	181 288

Other long-term receivables in 2003 include a sale's credit given in connection with disposal of shares in subsidiaries, loans to employees, and prepaid costs.

Note 14 Stocks

All figures in NOK 1 000	2003	2002	2001
Feed	22 082	16 376	12 485
Other raw materials and packaging	13 237	25 845	76 997
Smolt	70 969	64 902	71 152
Biomass (sea)	653 951	1 067 135	1 387 235
Work in progress (VAP)	22 644	25 502	26 358
Finished goods	53 359	125 980	303 555
Book value	836 242	1 325 740	1 877 782

Book value includes an impairment of stock amounting to NOK 114 133, mainly relating to biomass.

Notes Pan Fish group

Biomass (cont.)

All figures in NOK 1 000	Norway	Faeroe Islands	Scotland	USA	Canada	Total
Biomass as of 31.12., tonnes	19 074	2 849	8 295	5 002	5 231	40 451
Value of biomass as of 31.12	275 483	32 788	180 911	79 899	84 869	653 951
The figures presented above are net of impairment costs, amounting to	23 043	16 495	44 485	16 688	13 423	114 133

Biomass with an average weight of more than 1 kg. has been written down to actual value based on assumed future salesprice. Biomass with an average weight of less than 1 kg. has been valued at production cost.

Note 15 Receivables

The group's receivables are recorded at face value less provisions for expected losses. None of the receivables relating to the goods circulation are due more than one year from the balance-sheet date. Receivables in foreign currencies are valued at the spot rate as of 31.12., unless the receivable has been hedged through forward contracts.

All figures in NOK 1 000	2003	2002	2001
Receivables at face value	364 352	449 483	775 542
Provision for bad debt	-34 494	-39 792	-11 936
Total	329 858	409 691	763 606

Provision for bad dept mainly relates to companies sold out or former subsidiares.

Note 17 Equity

All figures in NOK 1 000	2003	2002	2001
Majority share as of 01.01.	-859 120	1 005 779	728 698
Majority share of the profit	-2 251 604	-2 231 929	241 299
Dividends	0	0	-301 000
Effect of purchase/sale of treasury stock	0	131 472	-9 460
Emission	2 973 829	295 793	358 041
Emission costs	-52 145	-19 851	-878
Changes due to consolidation in earlier years	0	0	0
Exchange rate conversion differences	-9 738	-40 384	-10 921
Majority share as of 31.12.	-198 778	-859 120	1 005 779
Minority share as of 01.01.	49 140	163 519	113 577
Minority share of the profit	-6 720	-64 065	12 980
Other changes in minority interests	-7 018	-50 314	36 962
Minority share as of 31.12.	35 402	49 140	163 519
Group equity as of 31.12.	-163 376	-809 980	1 169 298

Note 16 Restricted bank deposits

All figures in NOK 1 000	31.12.03	31.12.02	31.12.01
Restricted deposits related to payroll taxes	4 870	7 252	12 994
Other restricted deposits	45 297	5 482	0
Total	50 167	12 735	12 994

Note 18 Liabilities to financial institutions

All figures in NOK 1 000	2003	2002	2001
Long-term debt to financial institutions as of 01.01.	3 368 396	3 767 762	3 019 593
New loans	2 900 000	443 760	1 179 037
Redeemed loans	-1 489 486	-843 126	-430 868
Conversion of long-term debt	-2 253 542	0	0
Long-term liabilities to financial institutions 31.12.	2 525 368	3 368 396	3 767 762
- Of this, leasing liabilities amount to	298 495	169 698	0
Bonds	78 248	763 000	763 000
Convertible loans	18 386	0	260
Other long-term liabilities	10 867	15 913	18 015
Total long-term debt as of 31.12.	2 632 869	4 147 309	4 549 037

Average debt interest rate in 2003 was 5.24%

Repayment profile on long-term debt to financial institutions

Year	2004	2005	2006	2007	After 2007	Total
Installment	109 464	191 490	262 106	332 826	1 629 478	2 525 364

Principle loan facility

In January 2003, Pan Fish entered into an agreement, concerning refinancing of the majority of the Pan Fish group's existing bank overdraft. In that connection, a new loan facility (the syndicated loan) was established. The syndicated loan has a limit of NOK 2.9 billionss, which principally replaced all the company's existing debt at that time. In October/November 2003, further refinancing of the Pan Fish group was undertaken, resulting in a conversion from debt to equity/subordinated loan of NOK 900 millionss out of the total NOK 2.9 billionss. Hence, the syndicated loan was reduced, from a limit of NOK 2.9 billionss to a limit of NOK 2.0 billionss. The syndicated loan consists of three facilities; facility A, a NOK 1.3 billions multi-currency loan, and facility B, a multi-currency revolving credit of NOK 457 millionss. Additionally, the refinancing includes facility C amounting to a total of NOK 243 millionss. This facility is not recorded in Pan Fish ASA, but is included in the group accounts, since it has been issued to one of the subsidiaries. The interest rate of the loan is NIBOR/LIBOR + 250 basis points. The interest has been fixed for 12 months for the period through to December 2004 at a rate of 5.37%.

Note 18 continues on the next page

Notes Pan Fish group

Note 18 continues

Subordinated convertible loan

As part of the refinancing in October/November 2003, NOK 95 millions of Nordea Bank's original share of the syndicated loan was converted into a subordinated non interest-bearing convertible loan. The subordinated loan shall be equal to the share capital of the company. Subsequently, an additional amount of NOK 77 millions of the subordinated loan was converted into share capital, so that the remaining subordinated loan as of 31.12.2003 is NOK 18 millions.

Bond loan

In connection with the refinancing in January 2003, a subordinated convertible bond issue of NOK 78 millions was established. The bond loan shall be a subordinated loan with 10 years maturity. The loan will be free of interest during the first 5 years, and thereafter be interest-bearing with an interest rate of NIBOR + 200 basis points. The loan can be converted into share capital within the first five years of maturity.

Liquidity loan

In addition to the above mentioned loans, Pan Fish ASA signed an agreement in May 2003, granting the company a short-term liquidity loan of NOK 168 millions. The loan has been used to finance the immediate liquidity need the group was facing, as well as to improve the general working capital. According to the agreement, the loan shall be reimbursed in full as of 31.12.04. The loan is recorded as a short-term liability in the balance sheet. Hence, it is not included in the specification above.

The interest rate of the loan is NIBOR/LIBOR + 250 basis points.

Covenants

The party to the main loan agreement is Pan Fish ASA. At year-end, Pan Fish ASA complies with all covenants in the loan agreements. So far, no financial covenants have been established for the company. According to the current main loan facility new financial covenants shall be established by 30.06.2004.

Note 19 Assets pledged as security and guarantee liabilities

All figures in NOK 1 000	2003	2002	2001
Secured group debt	2 814 896	4 176 877	4 309 000
Book value of assets pledged as security			
Stock	815 467	1 301 996	1 226 770
Receivables	261 438	385 606	574 434
Fixed assets	1 250 788	1 553 973	1 349 951
Other	72 659	1 457 271	2 082 982
Total book value of assets pledged as security	2 400 352	4 698 846	5 234 137
Nominal value of guarantee liabilities	618 168	2 481 414	1 911 932

Assets pledged as security and guarantee liabilities

The syndicated loan of Pan Fish has been secured through surety guarantees from the major subsidiaries of the group at home and abroad. The loan is also secured by a collateral provided by Pan Fish ASA, in addition, the major subsidiaries have provided collaterals, partly as third-party grantors (guarantee secured by mortgage) and partly as security for their own fulfillment of the mentioned guarantee liabilities. In general, it can be said that Pan Fish has pawned its shares in subsidiaries, real estate, factoring mortgage, machinery and plant, motor vehicles and production machinery, insurance etc., while the major subsidiaries have pledged their assets as security, to the degree that this has been legally possible. Pan Fish ASA has in addition guaranteed payments of debt and other credit for its subsidiaries amounting to a total of approximately NOK 350 millions. The majority of this relates to guarantees to leasing companies.

Note 20 Taxes

All figures in NOK 1 000	2003	2002	2001
Specification of this year's tax expense			
Tax payable	2 975	5 823	159 150
Reversion of tax on dividends, outside Norway	0	0	-16 774
Withholding tax Canada	1 320	489	6 814
Changes in deferred taxes	110 772	-390 283	-41 691
Taxes	115 067	-383 971	107 499
Allocation of taxes			
Norway	110 838	-236 202	-128 732
Outside Norway	4 229	-147 769	21 233
Total	115 067	-383 971	-107 499
Tax payable			
Tax payable according to the income statement	2 975	5 141	159 150
Prepaid taxes	0	0	14 335
Net asessed taxes	-2 508	0	45 918
Effect on tax payable of sales of treasury stock	0	0	-42 428
Reduced tax payable due to group contribution	0	-4 564	-70 832
Tax payable as of 31.12.	467	577	106 143
Specification of temporary differences and losses carried forward			
Fixed assets	-368 155	-252 051	217 535
Current assets	300 039	468 571	868 304
Profit and loss account	83 458	56 885	0
Losses carried forward	-3 683 905	-1 198 664	-392 916
Other provision for liabilities	-89 165	-201 744	0
Total basis for deferred taxes/deferred tax asset:	-3 757 727	-1 127 003	692 923
Nominal tax rate 28%			
Deferred taxes/deferred tax asset	-1 052 164	-315 561	194 018
Recorded deferred taxes/deferred tax asset	0	-204 572	196 975

In accordance with generally accepted accounting principles in Norway and due to uncertainties related to future results and historical losses the deferred tax asset is set to zero.

Notes Pan Fish group

Expiration of the losses carried forward

All figures in NOK 1 000	2005	2006	2007	2008	2009	After 2009	Total
Total amount carried forward	5 002	4 790	62 151	79 292	2 042	3 530 627	3 683 905

The deferred tax asset has been reduced by NOK 93,8 millions during 2003 because of disposal of companies.

Note 21 Financial derivatives and financial risk

Exchange rate risk

The main goal of Pan Fish is to minimize the company's total exchange rate and interest rate exposure. Receivables in foreign currencies are therefore hedged using forward contracts or by drawing the equivalent amounts on separate foreign currency bank accounts. In cases when forward contracts have been used, the receivable is converted into NOK using the forward exchange rate. In all other cases, the receivable amount is converted into NOK using the spot rate at 31.12.

The group has entered into the following forward exchange contracts/currency swaps for the period of 2004–2007. The contracts are recorded at market value.

All figures in NOK 1 000	Currency	Maturity	Sale	Currency amount	Forward exchange rate
Swap	USD	27.04.07	Sale	26 500	7.3390
Swap	EUR	28.04.07	Sale	5 000	7.8800

Interest rate risk

Since the interest rate of the company is floating, interest rate risk arises in the short and medium run. The majority of the company's debt is subject to floating interest rates. However, NOK 400 milliones have been converted from floating to fixed interest rates, by the means of an interest rate swap, in which the company pays a fixed interest rate of 6.92% and receives a floating NIBOR based interest rate in return. The agreement is recorded at market value, and as of 31.12, a provision of NOK 54 milliones has been made.

Note 22 Contingent liabilities and outcomes

The group has two contingent liabilities with a total exposure of approximately NOK 30 milliones. According to a detailed assessment, provisions amounting to NOK 12.5 milliones have been made.

Note 23 Environment

During 2003, no particular environmental measures have been imposed on Pan Fish, and the group has not had material costs relating to such measures. Nor has the group any long-term environmental commitments, in excess of the specific rules and regulations that apply to the particular industry, in which the company runs its business.

Note 24 Long-term agreements

Pan Fish Norway AS has entered into a wellboat agreement on 1 February 2002 with Rostein AS, Robov AS, and Rofisk AS. The agreement regulates wellboat services for transport of biomass between farm sites and harvesting plants as well as other wellboat services. The agreement is valid until 31 May 2007, and can be renegotiated after that. In case of a fundamental breach of the agreement, the parties can terminate the contract with a term of notice of two years. This means that if the contract is terminated, it will still be valid for two more years. The reason for such a long term of notice, is that the supplier of wellboat services took over contractual obligations regarding building of vessels from Omega Salmon Group, which could not fulfill its obligations. This company has now been renamed Pan Fish Canada. In case of a fundamental breach of the agreement, both parties have the opportunity to terminate the contract with a term of notice of two years. If the contract is terminated within five years, Pan Fish Norway AS is obliged to pay Rostein AS a compensation amounting to NOK 5 millions. Additionally, Rostein AS possesses an option to sell the wellboat Canada 1200 to Pan Fish Norway. The purchase price equals acquisition cost plus additional betterments that have been carried out during the period. The acquisitions cost is estimated to be approximately NOK 30 milliones.

Note 25 Financial risk

Going concern

On December 31 2003, the shareholders' equity in Pan Fish ASA amounted to NOK 238 millions, which is less than 50% of the share capital. The board of directors notes that the equity is at a level where they have a duty to act pursuant to section 3-5 of the Public Limited Companies Act. In addition, the shareholders' equity for the group is negative. Given this background, the board of directors has formally initiated a dialogue with the company's banking connections and largest owners with the aim of arriving at a final solution for the financing of the group. The board of directors' main objective in these efforts is to ensure the company a financing that gives adequate shareholders' equity given the inherent risk in and the extent of the company's operations. The board of directors will call an annual general meeting in order to discuss the company's financial position and propose measures for dealing with it.

In the opinion and assessment of the board of directors, it is absolutely necessary to achieve an extensive reduction of the interest-bearing debt. At the same time, the company will also have a need for an infusion of capital in order to be able to increase the biomass and look after the considerable infrastructural investments that have been made in recent years. With an improved balance sheet, the company will attack an improved market for salmon by increasing its production and thereby utilising the extensive and very modern infrastructure that the company possesses and in which considerable investments have been made in recent years.

Note 25 continues on the next page

Notes Pan Fish group

Note 25 continues

The board of directors makes its assessments of fixed assets including concessions on the basis of a going concern assumption, and an expressed goal from the company's biggest owners and banking connections to rebuild Pan Fish as a profitable company. If Pan Fish is not given an infusion of new equity, it will be necessary to conduct an extensive write-down of the company's and the group's assets because otherwise there will not be a basis for a going concern given the current debt and balance sheet. With regard to cash flow, the board of directors notes that at current salmon price levels the company has sufficient freedom of action in the short run. In the course of 2004, however, there are grounds for pointing out that the company will need further shareholders' equity and/or liquidity. The board of directors has already initiated this process.

It is the board of directors' assessment that, based on the dialogue that has been initiated, the company has the necessary support from the banks and the biggest owners to get a final refinancing of the group established within a reasonable time frame. Therefore, the board of directors employs the going concern assumption in the submission of the accounts for 2003.

Note 26 Conversion to the IFRS

Differences between accounting principles in IAS/IFRS and Pan Fish accounting principles

It has been decided that the accounting principles published by the International Accounting Standard Board (IASB), the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), shall be implemented by companies in the EU and the EEA that are listed on the stock exchange from year 2005 onwards. Since it is required to provide comparable figures from at least one previous year, this resolution means that IAS/IFRS must be implemented as of 1. January, 2004.

Today's IAS/IFRS accounting principles are characterized by the existence of a number of options. Therefore, extensive work is now being carried out in IASB in order to narrow in the options, coordinate the principles with the IASB rules, as well as modernizing certain principles. Hence, the principles that are to be implemented in Norway in 2005 will not be the same set of rules that comprise today's IAS.

The table at the next page summarizes the possible main differences between the accounting principles at Pan Fish and the expected IFRS in 2005. We call attention to the fact that this outline is meant to indicate the ways in which Pan Fish may be influenced, based on the expected development within IFRS. The outline is only intended to cover issues that are likely to be material in relation to the annual accounts of 2003.

In connection with the implementation of IFRS, a set of extraordinary rules has been issued regarding the establishment of the opening balance as of 01.01.04 (IFRS no 1). These rules open for several alternative ways of adjusting equity in the opening balance. One can, for example, choose to revalue single assets to their actual value and incorporate historical acquisitions according to today's IFRS principles. Pan Fish will most likely not take advantage of these options.

Notes Pan Fish group

Pan Fish's accounting principles

Consolidation

- Net income of the year includes the minority's share.
- Excise value/negative goodwill is measured at the time of each acquisition in connection with gradual/ stepwise acquisitions.

Foreign exchange

- The financial instruments used in hedging are recorded not against the instruments they are intended to hedge. In connection with cash flow hedging, the financial instrument will not be capitalized or entered in the income statement until the underlying sale/purchase has been recorded.

Fixed assets

- Material fixed assets (for example buildings) are depreciated using a single rate of depreciation.
- Write-down is based on nominal criteria.
- Acquired goodwill is depreciated over its estimated economic life.

Shares

- Investments in shares are stated at the lower of cost and market value.

Biomass

- The stock of living fish at sea is valued per generation at the lower of full production cost and fair value (estimated market value less sales cost)

Derivatives

- In cases of hedging, the hedging instrument will be netted against the underlying capitalized instrument. In connection with cash flow hedging, the financial instrument will not be capitalized or entered in the income statement until the underlying sale/purchase has been recorded.
- Underlying financial derivatives are recorded net in the accounts, for example are loans entered at the hedged exchange rate.

Employee stock compensation

- Only payroll tax and potential discount vs. market price for related stock at the time of allotment is charged to income statements.

Dividend

- Proposed dividends are accrued/disposed of in the accounts.

Classification

- Reconciliation of equity is a note to the accounts.
- First year installment on long-term debt is classified as long-term debt.
- Grouping/classification according to type is the only option.

IAS/IFRS

- Net income of the year excludes the minority's share.
- Excise value/negative goodwill is measured at the time of group consolidation in connection with gradual/ stepwise acquisitions.
- Hedging, including cash flow hedging, is permitted. However, the financial instruments are capitalized at market value and charged directly against equity. Changes in value of the instrument, will be removed from equity when the underlying object is entered into the accounts.
- There are stricter rules as to splitting fixed assets in cases where the estimation of the economic life differs, resulting in different rates of depreciation.
- Write-down is based on actual value considerations.
- Goodwill will not be depreciated, but tested for impairment periodically.
- Investments in shares are stated at fair value, where unrealised gain/loss is:
  - Charged to income statements for trading shares.
  - Charged directly against equity for shares available-for-sale
- The stock of living fish at sea shall be valued at fair value less sales cost and remaining production cost.
- Hedging, including cash flow hedging, is permitted. However, the financial instruments are capitalized at actual value and charged directly against equity. Changes in value of the instrument, will be removed from equity when the underlying object is entered into the accounts.
- Underlying financial instruments and derivatives are recorded gross in the accounts; both at market value.
- Employee stock options are capitalized at fair value at the time of allotment (including the intrinsic value of the options).
- Dividends will be disposed of/accrued in the same year as the decision.
- Reconciliation of equity is a statement on the same level as balance sheet statements, income statements, and statements of cash flows.
- First year installment on long-term debt is classified as short-term debt.
- Classification according to function is also an option (e.g. production, administration, sales cost).

Income statement 2003 Pan Fish ASA

All figures in NOK 1000	Note	2003	2002	2001
Operating revenue		23 169	45 726	32 051
Payroll expenses	2	-16 547	-10 676	-13 032
Depreciation	5	-2 476	-2 421	-1 947
Impairment		0	-1 500	0
Other operating expenses	3	-136 468	-92 663	-31 592
Total operating expenses		-155 491	-107 260	-46 571
Operating income		-132 322	-61 534	-14 520
Income from investments in subsidiaries		0	19 273	282 100
Intercompany interest income	11	131 409	56 135	52 213
Other financial income		39 893	201 466	600 007
Total financial income		171 302	276 874	934 320
Impairment of financial assets	7	-1 168 011	-2 055 587	0
Loss on investments in associates		450	-181 110	-2 857
Other interest expenses	11	-159 066	-220 159	-174 287
Other financial expenses	7	-619 660	-72 184	-13 699
Total financial expenses		-1 946 286	-2 529 040	-190 843
Income before tax		-1 907 307	-2 313 700	728 957
Taxes	4	-146 838	114 137	-116 156
Net income (loss)		-2 054 144	-2 199 563	612 801
Disposition of annual result				
Transfer, reserve for valuation differences		0	0	457
Transfer, additional paid-in capital		-981 506		
Transfer, retained earnings/deficit		-1 072 638	-2 199 563	612 344
Total disposition		-2 054 144	-2 199 563	612 801
Group contribution		0	0	161 735

Balance sheet 31.12.03 Pan Fish ASA

ASSETS (All figures in NOK 1000)	Note	2003	2002	2001
Fixed assets				
Intangible fixed assets				
Deferred tax asset	4	0	145 600	3 100
Total intangible fixed assets		0	145 600	3 100
Tangible fixed assets				
Means of transport	5	1 028	1 556	3 441
Fixtures and fittings, tools, office machinery etc.	5	1 567	2 772	3 721
Total tangible fixed assets		2 595	4 328	7 162
Financial fixed assets				
Investments in subsidiaries	7	407 672	806 503	2 496 425
Intercompany long-term receivables	11	1 877 700	1 105 116	767 392
Investments in associates	8	21 482	2 129	183 570
Receivables from associates		0	0	7 080
Investments in shares	6	25 238	1 050	5 489
Prepaid pensjon costs		0	1 005	944
Other long-term receivables	9	7 193	0	24 679
Total financial fixed assets		2 339 285	1 915 803	3 485 579
Total fixed assets		2 341 880	2 065 731	3 495 841
Currents assets				
Receivables				
Trade receivables	10	800	1 085	9 754
Intercompany receivables	11	0	141 375	396 041
Other receivables		4 966	42 809	9 828
Total receivables		5 767	185 269	415 623
Cash and bank deposits	12	101 752	510	632
Total current assets		107 519	185 779	416 255
TOTAL ASSETS		2 449 399	2 251 510	3 912 096

Balance sheet 31.12.03 Pan Fish ASA

EQUITY AND LIABILITIES (All figures in NOK 1000)	Note	2003	2002	2001
Equity				
Share capital	13, 14	810 898	85 203	76 331
Treasury stock	13, 14	0	0	-2 295
Additional paid-in capital	13, 14	0	0	772 064
Other paid-in capital	13	0	0	60 625
Total paid-in capital		810 898	85 203	906 725
Retained earnings/deficit		-572 901	-714 746	279 749
Total retained earnings/deficit		-572 901	-714 746	279 749
Total equity		237 997	-629 543	1 186 474
Liabilities				
Convertible loans	15	18 386	0	260
Bonds	15	78 248	763 000	1 026 000
Liabilities to financial institutions	15	1 767 534	998 347	741 902
Total other long-term liabilities		1 864 168	1 761 347	1 768 162
Short-term liabilities				
Liabilities to financial institutions	15	167 766	540 959	327 611
Certificate loans		0	0	230 000
Trade accounts payable		13 011	37 023	8 871
Intercompany liabilities	11	32 326	370 152	296 882
Tax payable	4	0	0	66 821
Accrued salary expense and public taxes payable		1 514	910	1 115
Other short-term liabilities		132 617	170 662	26 160
Total short-term liabilities		347 234	1 119 706	957 460
Total liabilities		2 211 402	2 881 053	2 725 622
TOTAL EQUITY AND LIABILITIES		2 449 399	2 251 510	3 912 096

Statement of cash flows 2003 Pan Fish ASA

All figures in NOK 1000	2003	2002	2001
Cash generated by operating activities			
Net income	-1 907 307	-2 313 700	728 957
Tax paid	-1 238	-599	-6 754
Received dividends/group contribution	0	-19 273	-282 100
Depreciations, including profit(-) / loss(+) on disposal of assets	2 438	3 902	1 925
Impairment and profit(-) / loss(+) on disposal of shares	1 769 396	1 880 254	-554 821
Change in trade accounts receivable and -payable	-23 728	11 828	-43 578
Change in other accruals	50 441	250 223	-69 531
Net cash generated by operating activities	-109 997	-187 366	-225 902
Cash generated by investing activities			
Payments regarding sale of fixed assets	234	314	9 526
Disbursements regarding acquisition of fixed assets	-873	-1 432	-2 204
Payments regarding sales of shares in other companies	145 027	381	13 991
Disbursements regarding acquisitions of shares in other companies	-31 092	-4 672	-588 387
Changes regarding purchase/sales of other investments	-6 188	-432 098	-462 890
Net cash generated by financing activities	107 108	-437 507	-1 029 966
Cash generated by financing activities			
New interest-bearing short- and long-term loans	2 824 992	469 623	1 302 621
Installments on interest-bearing loans (short- and long-term)	-724 106	-228 419	0
Changes in intercompany balances*	-2 487 080	0	0
Paid-in capital (sale of treasury stock and issue of new shares)	487 555	383 546	0
Repayment and equity (acquisition of treasury stock)	0	0	-228 754
Dividends paid/received	0	0	73 047
Net cash generated by financing activities	101 361	624 751	1 146 914
Net change in cash and cash equivalents	98 472	-122	-108 954
Cash and cash equivalents 01.01.	510	632	109 586
Net change in cash and cash equivalents	98 472	-122	-108 954
Cash and cash equivalents 31.12.	98 982	510	632

* The item Changes in intercompany balances has been adjusted for write down of outstanding claims on subsidiaries (cf. note 6) as well as netting of the claim on Pan Pelagic ASA relating to disposal of the company. Furthermore, Changes in intercompany balances has been adjusted for claims on subsidiaries that have been converted to share capital during 2003.

Stavanger, 26.02.2004

Gabriel Smith (chairman of the board) — *Arnulf Haukeland* — *Clas Østberg* — *Arthur Daus* — *Bjørn Simonsen* — *Katrine [illegible]* — *Atle Eide (Group managing director)*

Notes Pan Fish ASA

Note 1 Accounting principles

Pleaser refer to group accounts note 1 for accounting principles.

Note 2 Payroll expenses, number of employees, remunerations, loans to employees etc.

All figures in NOK 1 000	2003	2002	2001
Salaries	11 483	8 611	10 465
Social security taxes	2 204	1 415	1 463
Pension costs (excluding employer's social security contributions)	1 160	145	13
Other contributions	1 700	505	1 091
Total payroll expenses	16 547	10 676	13 032
Loans to employees	0	0	0
Average number of employees	15	16	18

Group CEO, Atle Eide, was appointed 12.05.03. Total disbursements in 2003 amount to NOK 1 623 387. In addition, taxable remunerations amount to NOK 126 836. A pension premium has not been paid in. However, NOK 500 000 has been allocated for this purpose.The CEO has a bonus scheme, and bonus related to 2003, which will be paid out in 2004 amounts to NOK 250 000. If the employment is terminated, the CEO has also, given fulfilment of certain conditions, entered into an agreement of terminal pay equivalent to 2 year's payment of salary in arrears, in excess of the time of notice. On certain terms, the CEO has the right to participate in eventual option schemes that the board of directors will arrange. The board has also committed itself to enter into an agreement with the CEO, in which he will be assigned options of 2 millions shares at the share price as of 20.03.03, the date when the employment contract was signed. The exercise price shall be adjusted according to changes in the nominal value of the shares and/or changes in the total number of shares through write down of capital and such. Further regulation of adjustments will be specified in more detail in the agreement, which has not been entered into as of 31.12.03. The options can be excercised in the period from two to five years after the assignment date. If the company dismisses the CEO, or if new owners acquire more than 50% of the shares in the company, the options can be excercised within 30 days. If the general assembly cannot make the necessary decision, the CEO will receive a reasonable compensation for disappearance of the options.

The other two directors have, given the fulfillment of certain conditions, entered into agreements of one year's payment of salary in arrears, if they must resign from their offices.
The direcor's fees amount to NOK 992 917 in 2003, whereof NOK 511 917 relates to FY 2003.

Agreed upon audit fee for the general audit for the fiscal year 2003 for Pan Fish ASA amounts to NOK 300 000 excluding VAT. The expensed audit fees to the external auditor for other audit services and other related services amount to NOK 0 and NOK 645 000 (excluding VAT) respectively.

Note 3 Other operating expenses

All figures in NOK 1 000	2003	2002	2001
Sales- and marketing costs	4 477	2 629	3 216
Restructuring costs	25 000	30 000	0
Losses on accounts receivable*	42 960	8 417	-1 526
Other operating expenses**	64 031	51 617	29 902
Total other expenses	136 468	92 663	31 592

* Losses on accounts receivable are mainly related to companies that have been disposed of as well as companies that have been liquidated/gone bankrupt during 2003.

**Includes fees to external auditor, lawyers, and other fees, operational leasing, including rental of administration buildings, and other operating expenses.

Note 4 Taxes

All figures in NOK 1 000	2003	2002	2001
Specification of this year's tax expense			
Tax payable	0	-32 239	134 537
Reversion of tax on dividends, outside Norway	0	0	-16 773
Witholding tax, changes compared to earlier years	1 238	599	0
Deferred taxes on treasury stock, entered against equity	0	27 763	-13 227
Changes in deferred taxes	145 600	-110 261	11 619
Taxes	146 838	-114 137	116 156
Tax payable			
Tax payable according to the income statement	0	0	134 537
Withholding tax	0	0	-6 754
Net asessed taxes	0	0	45 918
Effect on tax payable of sales of treasury stock	0	0	-42 428
Reduced tax payable due to group contribution	0	0	-64 453
Tax payable as of 31.12.	0	0	66 820

Notes Pan Fish ASA

All figures in NOK 1 000	2003	2002	2001
Specification of temporary differences and losses carried forward			
Fixed assets	-1 915 651	-1 764 709	-1 221
Current assets	-24 464	0	-10 795
Net pension liability	0	1 005	944
Profit and loss account	-1 051	0	0
Losses carried forward	-1 904 543	-115 138	0
Other provisions for liabilities	-72 885	-82 246	0
Total basis for deferred taxes/deferred tax asset	-3 918 594	-1 961 088	-11 072
Nominal tax rate: 28%			
Deferred taxes/deferred tax asset	-1 097 206	-549 105	-3 100
Recorded deferred taxes/deferred tax asset	0	-145 600	-3 100

Pan Fish ASA has a material unrecorded deferred tax asset. A specific assessment has been made, as to whether the asset or parts of the asset can be recorded according to NGAAP. The conclusion of this assessment was that, given the company's current situation, recording the asset is not in compliance with NGAAP.

Reconciliation of nominal vs. actual tax rate	
Ordinary profit before tax	-1 907 307
Expected nominal tax rate	28%
Expected income tax using nominal tax rate	-534 046
Non-deductible expenses/non-taxable income	-14 056
Compensation for received dividends	0
Withholding tax/changes in previous years	1 238
Temporary differences not resulting in deferred tax	327 043
Unrecorded deferred tax asset	366 659
Received group contribution	0
Actual tax expense	146 838
Actual tax rate for the continued operations	-7.7%

Expiration of losses carried forward (tax effect)

All numbers in NOK 1 000	2005	2006	2007	2008	2009	After 2009	Total
Total amount carried forward						-1 904 543	-1 904 543

Note 5 Fixed assets

All figures in NOK 1 000	Fixtures & fittings etc.	Vessels	Other means of transport	Total
Purchase cost as of 01.01.03	7 051	3 844	439	11 334
Acquisitions 2003	873	0	0	873
Disposals 2003	-80	0	-439	-519
Purchase cost as of 31.12.03	7 844	3 844	0	11 688
Accumulated depreciation and write-down as of 01.01.03	4 279	2 426	300	7 005
Disposals	-55	0	-334	-389
Depreciation this year	2 053	390	34	2 477
Impairment this year	0	0	0	0
Accumulated depreciation and write-down as of 31.12.03	6 277	2 816	0	9 093
Book value as of 31.12.03	1 567	1 028	0	2 595
Economic life	3-6 years	10 years	5 years	
Depreciation schedule	Linear	Linear	Linear	

Note 6 Other shares

Company	Owner's share	Number of shares	Book value as of 31.12.
Austevoll Havfiske AS*	11.93%	3 345 242	17 037
Magnarson AS*	6.76%	8 425	2 237
Nyholmen AS*	4.95%	49	2 112
Kvitskjær AS*	5.00%	125	2 112
Hufthammer AS*	3.20%	77 626	708
Others			1 032
Total			25 238

*Pan Fish ASA sold Pan Pelagic ASA in 2003. Part of the agreement was that Pan Fish ASA should take on shareholdings formerly owned by Pan Pelagic ASA. The shares in the checked companies are related to this transaction.

Notes Pan Fish ASA

59

Notes Pan Fish ASA

Note 7 Shares in subsidiaries and loan to group companies

Company	Business address	Date of purchase	Owner's share	Number of shares	Equity as of 31.12	Result this year	Write-down of the period	Book value as of 31.12.
Pan Fish Norge AS	Ålesund	18-05-92	100%	2 000 000	-597 461	-703 062	75 798	0
Grimmergata AS	Ålesund	04-10-00	100%	1 000	-16 274	-16 155	419	0
Pan Fish Sales USA AS	Ålesund	15-07-03	100%	50	6 473	2 826	0	7 456
Vikomar AS	Harøysund	15-07-03	100%	6 000	-6 845	-12 505	0	0
Pan Fish Scotland Ltd.	Cairndow	01-05-96	100%	7 600 000	88 787	-9 566	0	195 420 *
Seafood Products Ltd.	London	15-07-03	100%	500 000	10 823	7 116	0	2 216
Pan Fish USA Inc.	Anacortes	07-11-97	100%	4 600 000	79 771	-27 656	106 800	0 *
Pan Fish Canada Inc.	Campbell River	30-08-95	100%	2 717 500	111 145	-205 329	185 858	99 376 *
P/F Laksaaling	Kollafjordur	01-11-99	100%	3 000 000	-137 438	-119 692	0	0
P/F Vestsalmon	Kollafjordur	01-05-00	67%	1 500	99 353	1 075	0	90 829
VAP France SA	Pollaouen	11-04-97	100%	7 005 366	41 685	9 914	19 543	10 000
Pan Fish Chile SA	Puerto Montt	17-04-01	100%	800 000	9 274	-1 496	6 519	2 150
VAP Japan Ltd.	Tokyo	28-06-01	100%	3 000	-64	492	0	225
Total							394 937	407 672

Shares in subsidiaries are recorded using the cost method. * Due to low equity at Pan Fish Scotland, Pan Fish USA and Pan Fish Canada, a conversion of debt to equity has been carried out in these companies.

Below is a specification of total impairment of financial assets in 2003:

Impairment of financial assets and booked value of receivables	Shares	Receivables	Total	Booked value receivables 31.12.
Group companies				
Pan Fish Norge AS	75 798	600 000	675 798	1 311 632
Grimmergata AS	419	20 238	20 657	0
Pan Fish Scotland Ltd.	0	0	0	200 229
Pan Fish USA Inc.	106 800	25 000	131 800	66 942
Pan Fish Canada Inc.	185 858	0	185 858	249 329
Pan Fish France SA	19 543	0	19 543	42 112
Pan Fish Chile SA	6 519	2 322	8 841	3 992
P/F Laksaaling	0	47 169	47 169	0
P/F Vestsalmon	0	0	0	2 040
Laksen Eiendom AS	0	21 000	21 000	0
Seafood Products	0	2 770	2 770	0
Other group companies	0	0	0	1 424
Total group companies	394 937	718 499	1 113 436	1 877 700
Other companies:				
Austevoll Havfiske AS	42 000	0	42 000	0
Østerbris AS	12 575	0	12 575	0
Total	449 512	718 499	1 168 011	1 877 700

Other financial expenses, amounting to NOK 619 660, include NOK 601 385 which relates to losses on disposals of shares in subsidiaries.

Below is a specification of the related companies:

Other financial expenses	Loss on disposal
Pan Pelagic (including write-down of loan)	556 994
Pan Fish Sales	24 183
Norsk Sjømat and Seafood Farmers of Norway	20 208
Total	601 385

Notes Pan Fish ASA

60

Notes Pan Fish ASA

Note 8 Shares in associates

Company	Business address	Date of purchase	Owner's share	Number of shares	Equity as of 31.12.	Result this year	Write down of the period	Book value as of 31.12.
Østerbris AS	Torangsvåg	30.06.03	49%	3 520	42 246	4 248	12 574	21 482
Total								21 482

Pan Fish ASA sold Pan Pelagic ASA in 2003. Part of the agreement was that Pan Fish ASA should take on shareholdings formerly owned by Pan Pelagic ASA.
The shares in Østerbris are related to this transaction.

Note 9 Other long-term receivables

All figures in NOK 1 000	2003	2002	2001
Receivables due more than one year after the balance sheet date	7 193	0	24 679

The above mentioned 2003 figure includes a NOK 7.1 mill. sales credit, connected to the disposal of Norsk Sjømat AS and Seafood Farmers of Norway AS. The credit is interest free and is due in two equal installments at the end of 2005 and 2006 at the latest.

Note 10 Receivables

The company's receivables are recorded at face value less provisions for expected losses. None of the receivables relating to the goods circulation are due more than one year from the balance-sheet date. Receivables in foreign currencies are valued at the spot rate as of 31.12., unless the receivable has been hedged through forward contracts.

All figures in NOK 1 000	2003	2002	2001
Receivables at face value	2 025	9 503	9 754
Provision for bad debt	-1 225	-8 418	0
Total	800	1 085	9 754

Note 11 Intercompany balances

All figures in NOK 1 000	2003	2002	2001
Intercompany receivables	0	141 375	396 041
Intercompany liabilities	-32 326	-370 152	-296 882
Total short-term intercompany balances	-32 326	-228 777	99 159
Intercompany long-term receivables	1 877 700	1 105 116	767 392
Intercompany long-term liabilities	0	0	0
Total long-term balances	1 877 700	1 105 116	767 392
Net intercompany balances	1 845 374	876 339	866 551

Interest income from other group companies is presented as intercompany interest income, while intercompany interest expenses are included in other interest expenses.

After the refinancing in January 2003 and September/October 2003, the majority of the external debt in the group has been refinanced, so that external debt in the various companies has been replaced by intercompany balances between Pan Fish ASA and the various subsidiaries.

During 2003, write-downs of intercompany receivables amounts to NOK 718 499. Confer note 6 for a more detailed specification.

Note 12 Restricted bank deposits

All figures in NOK 1 000	31.12.03	31.12.02	31.12.01
Restricted deposits related to payroll taxes	744	510	632
Other restricted deposits	45 297	0	0
Total	46 041	510	632

Note 13 Changes in shareholder's equity

All figures in NOK 1 000	Share capital	Share premium reserve	Retained earnings	Total
Equity 01.01.	85 203	0	-714 746	-629 543
Emission in January 2003	1 234 887	857 328	0	2 092 215
Reduction of share capital and share premium to cover losses	-1 214 483	0	1 214 483	0
Emission in October 2003	643 817	160 954	0	804 771
Debt conversion after the emission in October 2003	61 474	15 369	0	76 843
Emission costs	0	-52 145	0	-52 145
Net income of the year	0	-981 506	-1 072 638	-2 054 144
Equity 31.12.	810 898	0	-572 901	237 997

Notes Pan Fish ASA

Note 14 Share capital, paid-in capital and closely related parties

	2003	2002	2001
Total number of shares	20 272 457	170 406	152 662
Nominal value as of 31.12.	0.04	0.50	0.50
Share capital (total number of shares at nominal value)	810 898	85 203	76 331
Value of treasury stock at nominal value (-)	0	0	-2 295
Share premium reserve	0	0	772 064
Other paid-in capital	0	0	60 625
Paid-in capital	810 898	85 203	906 725

Owner structure

The largest shareholders in Pan Fish ASA, were as of 31.12.03:	Shares	Owner's share	Voting rights
Nordea Bank Norge ASA*	8 699 400 380	42.9%	42.9%
Den Norske Bank ASA*	5 032 729 478	24.8%	24.8%
Sparebanken Møre*	481 303 558	2.4%	2.4%
Tine Pensjonskasse	352 094 539	1.7%	1.7%
SpareBank 1 Nord-Norge*	168 542 879	0.8%	0.8%
Hasium Industri A/S	111 552 332	0.6%	0.6%
Per Nagy	80 000 000	0.4%	0.4%
Vestvik Preserving A/S	75 730 000	0.4%	0.4%
HSBC Trinkaus & Burkhardt	75 718 977	0.4%	0.4%
Pictet & Cie Banquiers	70 478 060	0.3%	0.3%
Morgan Stanley and Co. Int. Ltd.	70 000 000	0.3%	0.3%
Danske Bank A/S	69 161 186	0.3%	0.3%
Finter Bank Zurich	56 679 650	0.3%	0.3%
Ta-invest I	56 000 000	0.3%	0.3%
Trondheim Kommunale Pensjonskasse	47 030 931	0.2%	0.2%
Sis Segaintersettle Ag 25PCT	40 753 594	0.2%	0.2%
Hathon Eiendom	40 000 000	0.2%	0.2%
Nordea Bank Denmark AS	39 960 824	0.2%	0.2%
Frontinus AS	34 270 800	0.2%	0.2%
Gunnar Arne Brandtzæg	31 687 774	0.2%	0.2%
Total 20 largest	15 633 094 962	77.1%	77.1%
Total other	4 639 362 863	22.9%	22.9%
Total number of shares	20 272 457 825	100.0%	100.0%

Closely related parties

Share holders marked with *, plus Sparebanken Midt-Norge and Sparebanken Rogaland, are also the main creditors of the company. Nordea Securities ASA, DnB Markets ASA and First Securities ASA, which are related parties to the shareholders, have performed services for the company in 2003.

Shares owned by board members and senior leaders

The table below shows how many shares and options members of the board and group management own and/or represent as of 31.12.03. The numbers include shares owned by cohabitants, spouses and children under the age of 18, as well as shares owned by companies in which any of these persons have decisive influence.

	Numbers of shares	Options
Board of Directors		
Chairman of the Board, Gabriel Smith	0	0
Arthur Duus	0	0
Arnulf Haukeland	938 324	0
Kathrine Mo	0	0
Bjørn Simonsen	0	0
Claes Østberg	0	0
Group management		
CEO Atle Eide*	0	0
VP/Finance/Treasury Therese Log Bergjord	0	0
VP/Group Controller Trine Sæther Romuld	0	0
* Cf. note 2.		
Other leading employees		
Øyvind Tørlen	500	0
Iain Somerville	66 514	150 000
Frimund Hansen	0	0
Keith Bullough	0	90 000

Corporate governance

Pan Fish interprets the concept of "corporate governance" in line with the definition provided by Oslo Børs (the Oslo stock exchange), which states that, in the narrowest sense, corporate governance addresses the triangular interaction between a company's shareholder's, board of directors and management. Pan Fish is also concerned with matters with a bearing on the company's corporate governance, including ensuring the free negotiability

Notes Pan Fish ASA

of Pan Fish shares and equal treatment of shareholders. The company will during 2004 to the extent possible implement the guidelines given in the existing draft regarding Corporate Governance in Norway.

Shareholders' rights
There are no restrictions on voting rights or on the negotiability of shares.

The financial challenges of 2002 and 2003 resulted in an extensive refinancing of Pan Fish. The refinancing means that as from January 2003 the company's biggest lending institutions Nordea and DNB – have become its biggest shareholders. Together, these banks own 67.7 % of the share capital in Pan Fish ASA pr December 31, 2003.There is a shareholders' agreement Nordea and DNB regulating the rights to sell shares.

Note 15 Liabilities to financial institutions

All figures in NOK 1 000	2003	2002	2001
Long-term debt to financial institutions as of 01.01.	1 761 347	1 768 162	883 802
New loans	2 668 097	256 845	1 235 635
Redeemed loans	-407 805	-263 190	-351 275
Conversion of long-term debt	-2 253 542	-70	0
Ordinary loan installments	-563	-400	0
Long-term debt to financial institutions as of 31.12.	1 767 534	1 761 347	1 768 162
Other non interest bearing long-term debt as of 31.12.	96 634	0	
Total long-term debt as of 31.12.	**1 864 168**	**1 761 347**	**1 768 162**

Other non interest-bearing long-term debt as of 31.12. includes a subordinated, convertible loan of NOK 18 millions and a bond loan of NOK 78 millions.
The average interest rate for 2003 was 5.3%. Interest expenses amount to 93.1 millions.

Repayment profile on long-term debt to financial institutions

Year	2004	2005	2006	2007	After 2007	Total
Installment	0	100 000	200 000	200 000	1 267 534	1 767 534

Principle loan facility
In January 2003, Pan Fish entered into an agreement, concerning refinancing of the majority of the Pan Fish group's existing bank overdraft. In that connection, a new loan facility (the syndicated loan) was established. The syndicated loan has a limit of NOK 2.9 billions, which principally replaced all the company's existing debt at that time. In October/November 2003, further refinancing of the Pan Fish group was undertaken, resulting in a conversion from debt to equity/subordinated loan of NOK 900 millions out of the total NOK 2.9 billions. Hence, the syndicated loan was reduced, from a limit of NOK 2.9 billions to a limit of NOK 2.0 billions. The syndicated loan consists of three facilities; facility A, a NOK 1.3 billions multi-currency loan, and facility B, a multi-currency revolving credit of NOK 457 millions. Additionally, the refinancing includes facility C amounting to a total of NOK 243 millions. This facility is not recorded in Pan Fish ASA, but is included in the group accounts, since it has been issued to one of the subsidiaries.
The interest rate of the loan is NIBOR/LIBOR + 250 basis points. The interest rate of the loan is NIBOR/LIBOR + 250 basis points. The interest has been fixed for 12 months for the period through to December 2004 at a rate of 5.37%.

Subordinated convertible loan
As part of the refinancing in October/November 2003, NOK 95 millions of Nordea Bank's original share of the syndicated loan was converted into a subordinated, non interest-bearing convertible loan. The subordinated loan shall be equal to the share capital of the company. Subsequently, an additional amount of NOK 77 millions of the subordinated loan was converted into share capital, so that the remaining subordinated loan as of 31.12.03 is NOK 18 millions.

Bond loan
In connection with the refinancing in January 2003, a subordinated convertible bond issue of NOK 78 millions was established. The bond loan shall be a subordinated loan with 10 years maturity. The loan will be free of interest during the first 5 years, and thereafter be interest-bearing with an interest rate of NIBOR + 200 basis points. The loan can be converted into share capital within the first five years of maturity.

Liquidity loan
In addition to the above mentioned loans, Pan Fish ASA signed an agreement in May 2003, granting the company a short-term liquidity loan of NOK 168 millions. The loan has been used to finance the immediate liquidity need the group was facing, as well as to improve the general working capital. According to the agreement, the loan shall be reimbursed in full as of 31.12.04. The loan is recorded as a short-term liability in the balance sheet. Hence, it is not included in the specification above.
The interest rate of the loan is NIBOR/LIBOR + 250 basis points.

Covenants
The party to the main loan agreement is Pan Fish ASA. At year-end Pan Fish ASA complies with all covenants in the loan agreements. So far, no financial covenants have been established for the company. According to the current main loan facility new financial covenants shall be established by 30.06.2004.

Notes Pan Fish ASA

Note 16 Assets pledged as security and guarantee liabilities

Assets pledged as security and guarantee liabilities
The syndicated loan of Pan Fish has been secured through surety guarantees from the major subsidiaries of the group at home and abroad. The loan is also secured by a collateral provided by Pan Fish ASA, in addition, the major subsidiaries have provided collaterals, partly as third-party grantors (guarantee secured by mortgage) and partly as security for their own fulfillment of the mentioned guarantee liabilities. In general, it can be said that Pan Fish has pawned its shares in subsidiaries, real estate, factoring mortgage, machinery and plant, motor vehicles and production machinery, insurance etc., while the major subsidiaries have pledged their assets as security, to the degree that this has been legally possible. Pan Fish ASA has in addition guaranteed payments of debt and other credit for its subsidiaries amounting to a total of approximately NOK 350 millions. The majority of this relates to guarantees to leasing companies.

All figures in NOK 1 000	2003	2002	2001
Secured group debt	1 935 303	1 539 306	1 069 513
Book value of assets pledged as security	1 877 700	585 822	722 167
Receivables	2 595		
Fixed assets	407 672	693 910	1 604 586
Total book value of assets pledged as security	2 287 967	1 279 732	2 326 753

Guarantee liabilities

All figures in NOK 1000	2003	2002	2001
Nominal value of guarante liabilities	592 800	2 481 414	1 911 932

Note 17 Financial derivatives and financial risk

Exchange rate risk
The main goal of Pan Fish is to minimize the company's total exchange rate and interest rate exposure. Receivables in foreign currencies are therefore hedged using forward contracts or by drawing the equivalent amounts on separate foreign currency bank accounts. In cases when forward contracts have been used, the receivable is converted into NOK using the forward exchange rate. In all other cases, the receivable amount is converted into NOK using the spot rate at 31.12.

The group has entered into the following forward exchange contracts/currency swaps for the period of 2004–2007. The contracts are recorded at market value.

All figures in NOK 1 000	Currency	Maturity	Sale	Currency amount	Forward exchange rate
Swap	USD	27.04.07	Sale	26 500	7.3390
Swap	EUR	28.04.07	Sale	5 000	7.8800

Interest rate risk
Since the interest rate of the company is floating, interest rate risk arises in the short and medium run. The majority of the company's debt is subject to floating interest rates. However, NOK 400 millions have been converted from floating to fixed interest rates, by the means of an interest rate swap, in which the company pays a fixed interest rate of 6.92% and receives a floating NIBOR based interest rate in return. The agreement is recorded in the accounts at market value, and as of 31.12., a provision of NOK 54 millions has been made.

Note 18 Financial risk

Going concern
On 31 December 2003, the shareholders' equity in Pan Fish ASA amounted to NOK 238 millions, which is less than 50% of the share capital. For discussion of going concern assumption we refer to note 25 for the Pan Fish group.

Auditors report

45


PAN FISH
www.panfish.com

Appendix 3 Interim report for Pan Fish ASA as at 30 June 2004


PAN FISH
www.panfish.com

Pan Fish continues to improve both financial results and operations. For the first time in three years, the company achieved a positive operating profit as well as profit before taxes. The company's operational improvements continue, primarily as a result of reduced production expenses. Further reduction of production expenses will remain Pan Fish's foremost priority in the time ahead. At the same time, production will be escalated to a level that justifies the value of the company's fixed assets. The long term goal is gradually, and in line with the company's ability to finance its own growth, to escalate production up to a level of between 80,000 and 100,000 tonnes of gutted salmon. Developments during the past quarter, as well as future outlooks, gives Pan Fish cause for optimism with regards to strengthening profitability and taking a position as one of the world's leading producers of quality salmon.

Highlights from Q2 2004

- **Pan Fish achieved an operating profit before depreciation (EBITDA) of NOK 88.9 million in Q2 2004, compared to an operating loss before depreciation of NOK 262.3 million in the corresponding quarter 2003.**
- **The improved operating profit comes in spite of a considerably reduced volume compared to last year, and is primarily due to the comprehensive improvement measures that were implemented during the past year.**
- **All regions have established ambitious goals with regards to expenses, and considerable resources will be put into follow-up, to ensure that Pan Fish in the course of the upcoming years attains the goal of becoming the lowest cost producer of quality salmon delivered to customers.**
- **Gross operating revenues amounted to NOK 639.2 in second quarter 2004, while the corresponding figure in 2003 was NOK 783.7. The drop in revenues is primarily a result of lower harvest volumes compared to second quarter 2003.**
- **The average price per kilo for all fresh salmon exported from Norway in the first half of this year was NOK 1.24 higher than in the corresponding period in 2003. Comprehensive harvesting of fish in the Faeroe Islands and reduced biomass in Norway give grounds for optimism with regards to the price development this autumn.**
- **Pan Fish has secured a refinancing which provides the foundation to start rebuilding the production to a level that justifies the value of the company's assets. The refinancing will take effect in the company's accounts from third quarter 2003.**

Results and operations in the second quarter and first half of 2004[1]

Gross operating revenues amounted to NOK 639.2 million in the second quarter 2004, compared with NOK 783.7 million in the corresponding period last year. In the first half of

[1] Companies which have been sold or which it has been decided to divest, such as Pan Pelagic and Norsk Sjomat, are presented under Net profit (loss) from non-ongoing operations.

2

2004, gross operating revenues amounted to NOK 1242.0 million, compared with NOK 1482.5 million in the first half of 2003. The reduction is primarily explained by lower harvesting volumes in the past quarter as well as in the first half year as a whole, compared with the previous year. This has partly been compensated by higher average salmon prices than during the same periods in 2003. The average export price per kilo for Norwegian fresh salmon in the first half of 2004 was NOK 23.26. This was NOK 1.24 per kilo higher than in the same period in 2003 when the price was NOK 22.02[2].

Pan Fish achieved an operating profit before depreciations, write-downs and allocations (EBITDA) of NOK 88.9 million in second quarter 2004, compared with a loss of NOK 262.3 million in the same period in 2003. This constitutes an improvement of NOK 351.2 million. Adjusted for special items in second quarter 2003, the improvement is NOK 51.2 million. Total EBITDA for the first half year was NOK 150.3 million, compared with NOK (250.5) for the corresponding period last year. This constitutes an improvement of NOK 400.8 million. Adjusted for special items in the first half of 2004, the improvement is NOK 100.8 million. The strongly improved operating profit comes in spite of a considerable volume reduction compared to last year, and is primarily due to the comprehensive cost-reduction measures that were implemented during the past year. Higher average salmon prices during the period also contribute positively.

The Pan Fish Group's operating profit (EBIT) in the second quarter 2004 was NOK 39.8 million, compared with a loss of NOK 1021.6 million in the same quarter 2003. The large operating loss in the second quarter 2003 was affected by total write-downs and allocations of NOK 989.8 million. No such write-downs or allocations were made in this year's second quarter. For the first half year 2004 the Group achieved an operating profit of NOK 55.0 million, compared with an operating loss of NOK (1053.8) million in the first half of 2003, which included special items related to write-downs and allocations of NOK 989.8 million.

As previously communicated, considerable operational measures have been implemented during the past year to reduce expenses and to cultivate the company structure and make it more efficient, in line with the company's goal of being the most cost-efficient producer of quality salmon delivered to customers. In the years to come, considerable cost reductions will also come about as a result of improved biological production. Ambitious expense reduction targets have been established in all regions. These form the foundation of the business plan the Board has adopted in connection with the Group's refinancing plan. The Board of Directors and management will allocate considerable resources to pursuing these targets in the time ahead. Irrespective of considerable biological improvements, a reduction by approx. NOK 325 million is expected in 2005 expenses, compared to expenses in 2003. Many of these cost cuts will also be effective in 2004.

Total financial items amounted to NOK (2.2) million in second quarter 2004, compared to NOK (231.3) million in the corresponding period last year. The second quarter of this year was favourably affected by a new assessment of the company's financial assets, which led to a reversion of previous write-downs to a value of NOK 33.0 million. Correspondingly, the second quarter 2003 was negatively affected by depreciations and allocations of financial items to a value of NOK 151 million. Net interest expenses were NOK 33.8 million in the second quarter 2004, compared with NOK 65.4 million in the same period of 2003. In the first half of 2004, total financial items were (75.5) million, compared with NOK (285.1) million in

[2] Source: Kontali Analyse

3

the same period of 2003, of which NOK 150 million was attributable to depreciation and allocations related to financial items. Net interest expenses during the same period were NOK 88.2 million and NOK 124.3 million respectively. Lower interest expenses in 2004 compared with 2003 are primarily attributable to a reduction in interest-bearing debt.

The Group made a profit after tax in the second quarter 2004 of NOK 37.6 million, compared to a loss of NOK 1581.9 million in the same period of 2003. For the first half of 2004 the Group made a loss of NOK 20.2 million, compared with a loss of NOK 1684.7 million in the first half of 2003.

Balance Sheet for the Pan Fish Group

At the end of June 2004, the Group had total assets of NOK 3142.7 million, compared with NOK 4524.9 million at the same point last year. Net interest-bearing debt for the Group has been reduced by NOK 178.6 million, from NOK 2838.5 million at year-end 2003 to NOK 2659.9 million at the end of June 2004.

Shareholders' equity in Pan Fish ASA amounted to NOK 227.0 million at the end of June 2004. At the same point, the equity for the Pan Fish Group was negative in the amount of NOK (60.2) million. The improvement in the company's equity situation since the end of the first quarter 2004 can be attributed to the restructuring of the Faroe Islands operations (see below) and to the positive result in the second quarter 2004.

The refinancing of the Pan Fish Group, which was finally adopted at the extraordinary general meeting on 19 August 2004, *will be effective in the Group's accounts from third quarter 2004* (see below).

Refinancing of the Pan Fish Group

The refinancing package will improve the Group's liquidity and solidity considerably. One of the main features is a reduction of capital per share from NOK 0.04 to NOK 0.02 to cover uncovered loss, and a subsequent increase in face value from NOK 0.02 to NOK 2.00 through a reverse split of the company's shares at a ratio of 100:1. The bank syndicate, which also includes Pan Fish's main shareholders, will also convert a total of NOK 500 million from bank debt to shares and a subordinated loan.

Pan Fish will also carry out a public share issue of up to NOK 250 million with priority for other current shareholders at a share price of NOK 2.00. The company's two main shareholders, Nordea and DnB Nor, will provide a NOK 100 million guarantee for the share issue. *There will also be issued a new short-term convertible liquidity loan of up to* NOK 150 million at a conversion rate of NOK 2.00. The loan will, however, be reduced by an amount exactly corresponding to public share issue subscriptions exceeding NOK 100 million.
For further details regarding the refinancing package, please refer to previously issued stock exchange notification and to the prospect that will be made available in connection with the public share issue offer to the company's shareholders.

Refinancing of the Faeroe Islands operations

The Faeroe Islands operations include production of smolt, fish farming, harvesting and sale of salmon. The Laksaaling Group in the Faeroe Islands has recently been refinanced, and Pan Fish's ownership share at the time of refinancing is 56.3 percent. Pan Fish has decided to invest an additional DKK 15 million, to attain a 72.5 percent ownership share (spring 2005).

4

The refinancing favourably affected shareholders' equity of the Pan Fish Group by NOK 113.0 million.

In addition to the company's ownership share in the Laksaaling Group, Pan Fish owns 67 percent of the Vestsalmon Group, which comprises a harvesting operation with a sales organisation, in addition to the processing company Vestlax Hirtshals.

Due to the extremely difficult fish health situation in the Faeroe Islands, Pan Fish has decided to harvest out all fish in sea and not to release new smolt in 2004. The plan is to release new smolt in the spring of 2005, contingent upon an ongoing fish health assessment. Pan Fish Faeroes has a capacity corresponding to up to 11 Norwegian licences. The goal is to gradually increase production to approx. 6,000-8,000 tonnes of gutted salmon.

Segment information

Pan Fish reports segment information for its fish farming operations in total, and for the four main geographic production areas separately. Processing (VAP) is also reported, as well as other operations when deemed relevant. In the financial statements for 2003 all non-core operations, including VAP, were presented under "Net profit (loss) from non-ongoing operations". In the quarterly accounts the figures are presented including VAP, in consistence with previous quarterly reports. Figures are also presented in accordance with the principles upon which the annual financial statements are based.

Fish farming and sale of farmed fish

The fish farming operation consists of the four geographical production regions Pan Fish Norway, Pan Fish Scotland, Pan Fish Faeroe Islands and Pan Fish North America. The table below summarises the key figures for the farming operation per region and in total:

	Norway		Faeroes		Scotland		North-America		Total Farming*	
Key Figures Farming (figures in NOKm)	2Q-04	2Q-03	2Q-04	2Q-03	2Q-04	2Q-03	2Q-04	2Q-03	2Q-04	2Q-03
Turnover	287,1	306,1	69,7	70,2	99,8	142,2	109,8	252,3	558,6	748,4
Operating profit before depr. (EBITDA)	41,0	-94,1	4,3	-35,3	15,5	-15,7	27,5	-26,3	88,3	-171,3
Operating profit (EBIT)	26,5	-659,0	0,2	-158,7	11,8	-21,5	6,1	-68,2	44,5	-907,6
Harvesting in tonnes round weight	8 663	8 070	0	1 824	4 464	7 241	3 687	8 896	16 814	26 031
Production in tonnes round weight	6 895	9 233	0	2 214	3 837	3 966	3 178	2 211	13 910	17 624
Fixed Assets	784,3	897,9	170,0	234,7	151,7	135,0	609,9	776,1	1 712,5	2 040,2
Inventory**	292,9	291,0	8,5	132,5	210,6	241,7	214,6	240,3	726,6	906,5
Total balance sheet	1 264,2	1 440,3	229,8	388,1	409,1	470,0	903,1	1 206,3	2 727,9	3 418,4

*) *After eliminations*

**) *Inventory is valued at the lowest of production cost and expected sales price*

Gross operating revenue from fish farming operations totalled NOK 558.6 million in the second quarter 2004, compared with NOK 748.4 million in the second quarter 2003. 16,814 tonnes round weight (trw) of salmon was harvested in the quarter, compared with 26,031 tonnes trw in the same period in 2003, representing a drop of 35 percent. In order to obtain operational control, and for liquidity reasons, Pan Fish has downsized its biomass comparatively more than the industry average.

The operating profit (EBIT) for the total fish farming business was NOK 44.5 million in the second quarter, compared with an operating loss of NOK 907.6 million in the same period in 2003. The 2003 figures were strongly affected by the depreciations and allocations that were undertaken for the fish farming business in connection with the half-year accounts.

5

Processing (VAP)

The processing business consists primarily of Pan Fish France and Vestlax Hirtshals. The table below summarises the consolidated key figures for the VAP business.

	VAP	
Nøkkeltall VAP (tall i NOKm) / Key Figures (figures in NOKm)	2Q-04	2Q-03
Driftsinntekter / Turnover	154,2	223,2
Driftsresultat før avskrivninger (EBITDA) / Operating profit before depr. (EBITDA)	-6,8	9,5
Driftsresultat (EBIT) / Operating Profit (EBIT)	-12,2	-2,8
Anleggsmidler / Fixed Assets	154,3	250,8
Varelager / Inventory	63,6	97,5
Total balanse / Total Balance Sheet	353,6	548,3

The VAP business achieved a total turnover of NOK 154.2 million in the first quarter 2004, compared with NOK 223.2 million in the same quarter last year. The reason for the decline is primarily that Norsk Sjømat is not included in the 2004 figures.

In the first quarter 2004 the VAP business made an operating loss (EBIT) of NOK (12.2) million, compared with a loss of NOK (2.8) million in the corresponding quarter last year. The negative result from the VAP business can primarily be explained by higher commodity prices not yet being compensated by higher sales prices.

Strategy, organisation and development

The Group has now laid out a strategic course, and the vision of providing the global market with high quality salmon at the lowest cost in the industry will form the basis for all future priorities. To ensure sufficient focus throughout the value chain, ambitious goals have been established in all regions to make Pan Fish "best in class" in terms of production expenses, fish health, quality and customer service. The ambition to become the industry's lowest cost producer will be realised in the course of the coming years through a targeted focus on solid operations, biology and good fish health.

Considerable efforts have been undertaken to improve all parts of the production chain in connection with the former operational strategy. Every detail in the biological production has been focused, with special attention directed at smolt and the daily operational routines of every facility. A central component in this work is preparing and developing good systems to continually discover any deviations and to implement corrective measures as early in the production cycle as possible.

In line with the strong focus on production expenses, Pan Fish has chosen an organisational structure of compact, efficient units in every region, placing operational responsibility close to the biological production. Harvesting, sales and logistics are also tied to the production unit to ensure customers a high service level. To facilitate the optimal follow-up of the various areas of operation, fish health and biological safety expertise has been brought into the company's central management in Stavanger. The considerable simplification of the Group's structure through the sale and divestment of non-essential operations, also contribute to freeing up important resources. It is the Board's opinion that the company now has a very cost-efficient structure and a highly skilled and motivated organisation.

Market and outlook

The price development in the EU market trended positive until April-May of this year, but from the second quarter 2004 and into July, salmon prices fell somewhat, especially in the EU market. However, at the end of July we have again witnessed a strong improvement in the price of Norwegian salmon. The average price (FOB) per kilo of fresh Norwegian salmon in

6

the first half of this year was NOK 1.24 higher than in the same period of last year, while the export volume to the EU market at the end of June was at approximately the same level as last year. However, the harvesting of fish in the Faeroe Islands and the reduced biomass in Norway give grounds for optimism with regards to this autumn's price development in the important EU market.

Chilean salmon dominates to strongly growing American market, with a market share of more than 70 percent. Prices here, which have generally been higher than in the European market, were below last year's levels during the first half of 2004, and are subject to pressure in the short term because of a large supply of wild salmon. However, a decline in Canadian production is expected to contribute to dampening the price pressure in the region.

The long-term growth potential in the fish farming industry gives grounds for optimism. However, in the short term, it is vital that the industry is able to maintain strict discipline by adjusting production volumes to a sustainable level. EU has decided to introduce quotas on imports of salmon from countries outside the EU. About 75 per cent of the Pan Fish salmon production in the period the quotas are effective will not be affected by the restrictions. The total effect on Pan Fish profits is thus considered to be limited.

Pan Fish's main priority in the time ahead will be to reduce production expenses. At the same time, production will be escalated to a level that corresponds to the value of the company's fixed assets. The long term goal is gradually, and in line with the company's ability to finance its own growth, to escalate production up to a level of between 80,000 and 100,000 tonnes of gutted salmon. This will require a return to former levels of production volume in the Faeroe Islands and Canada. The Board stresses that the production increase will be carried out at a sustainable rate with regards to fish health and biological safety on the one hand and the market's ability to absorb increased output on the other.

Oslo, 19 August 2004,

Pan Fish ASA's Board of Directors

***

7

Konsernet Pan Fish ASA (tall i mill)/*Pan Fish ASA Group (figures in NOK mill)*

Resultatregnskap/*Profit and Loss Account*	1.4.-30.06. 2004	1.4.-30.06. 2003	1.1.-30.06. 2004	1.1.-30.06. 2003	1.1.-31.12. 2003
Driftsinntekter/*Operating income*	639.3	783.7	1 242.0	1 482.5	3 013.7
Driftskostnader/*Operating expenses*	-550.3	-1 045.9	-1 091.7	-1 733.0	-3 291.5
Driftsresultat før avskrivninger/*Operating profit before depreciation (EBITDA)*	88.9	-262.3	150.3	-250.5	-277.8
Avskrivning/*Depreciation*	-49.1	-69.6	-95.3	-113.5	-223.2
Nedskrivninger og avsetninger/*Write downs and provisions*	0.0	-689.8	0.0	-689.8	-859.0
Driftsresultat/*Operating profit (EBIT)*	39.8	-1 021.6	55.0	-1 053.8	-1 360.0
Resultat tilknyttede selskap/*Income from associates*	0.1	-0.3	0.0	-0.7	-6.8
Netto finansposter/*Net financial items*	-2.3	-185.9	-75.5	-239.3	-376.2
Nedskrivninger og avsetninger finansielle poster/*Write downs and provisions financial items*	0.0	-45.2	0.0	-45.2	-79.3
Sum finansposter/*Total financial items*	-2.2	-231.3	-75.5	-285.1	-464.3
Resultat før skatt/*Profit before taxes*	37.6	-1 253.0	-20.5	-1 338.9	-1 824.3
Skattekostnad/*Taxes*	0.0	-13.6	0.0	-16.5	-112.3
Resultat for videreført virksomhet/*Net income for ongoing operations*	37.6	-1 266.6	-20.5	-1 355.4	-1 936.6
Resultat for ikke videreført virksomhet*/*Income non-ongoing operations**	0.0	-315.4	0.2	-329.3	-321.9
Konsernets resultat/Net profit	37.6	-1 581.9	-20.3	-1 684.7	-2 258.5
Minoritetsinteresser/*Minority interest*	-7.7	0.0	-11.0	-7.3	-6.7

*) Virksomhet som var avhendet/besluttet avhendet før regnskapsavleggelse, presenteres netto under linjen for Resultat for ikke videreført virksomhet/
Companies that were sold/or were intended to be sold are presented as net amounts under Income non-ongoing operations

Balanse/*Balance Sheet*	30.06 2004	30.06 2003	31.12. 2003
Anleggsmidler/*Fixed assets*			
Konsesjoner/*Licences*	596.5	662.3	651.9
Utsatt skattefordel/*Deferred tax asset*	0.0	206.2	0.0
Goodwill	0.0	0.0	0.0
Maskiner, bygninger/*Machinery, buildings etc.*	1 209.7	1 601.6	1 294.7
Aksjer, andre eiendeler/*Shares, other assets*	109.2	219.7	86.5
Sum anleggsmidler/*Total fixed assets*	1 915.4	2 689.9	2 033.1
Omløpsmidler/*Current assets*			
Varebeholdning/*Inventory*	771.9	1 047.1	836.2
Fordringer/*Receivables*	336.5	565.6	429.5
Likvider/*Cash and equivalents*	118.9	222.3	136.6
Sum omløpsmidler/*Total current assets*	1 227.3	1 835.0	1 402.3
Sum eiendeler/*Total assets*	3 142.7	4 524.9	3 435.4
Egenkapital/*Equity*			
Aksjekapital/*Share capital*	810.9	1 320.1	810.9
Egne aksjer/*Own share*	0.0	0.0	0.0
Annen egenkapital/*Other equity*	-921.5	-1 771.4	-1 009.8
Minoritetsinteresser/*Minority interest*	50.5	33.9	35.4
Sum egenkapital/*Total equity*	-60.1	-417.4	-163.4
Gjeld/*Liabilities*			
Ansvarlig lån/*Subordinated loan*	18.4	0.0	18.4
Konvertible lån/*Convertible loan*	78.2	78.2	78.2
Annen langsiktig gjeld/*Other long-term liabilities*	2 442.2	3 555.4	2 536.3
Kortsiktig gjeld/*Short-term liabilities*	664.1	1 308.7	965.9
Sum gjeld/*Total liabilities*	3 202.9	4 942.3	3 598.8
Sum EK og gjeld/*Total Equity and Liabilities*	3 142.7	4 524.9	3 435.4

Kontantstrømsanalyse/*Cahs flow statement*	1.4.-30.06. 2004	1.4.-30.06. 2003	1.1.-30.06. 2004	1.1.-30.06. 2003	1.1.-31.12. 2003
Kontantstrøm fra operasjonelle aktiviteter/*Cash flow from operating activities*	-107.2	-42.7	10.4	-328.6	-366.0
Kontantstrøm fra investeringsaktiviteter/*Cash flow from investing activities*	24.3	-116.3	44.1	-162.9	-224.5
Kontantstrøm fra finansieringsaktiviteter/*Cash flow from financing activities*	69.9	327.3	-81.6	655.0	615.4
Valutakurseffekter/*Effects of changes in exchange rates*	5.3	-6.9	9.4	-6.4	46.5
Netto endring i likvider/*Net change in cash and cash equivalents*	-7.6	121.4	-17.6	157.1	71.4
Inngående likviditetsbeholdning/*Cash and equivalents start of period*	126.6	100.9	136.6	65.2	65.2
Utgående likviditetsbeholdning/*Cash and equivalents end of period*	118.9	222.3	118.9	222.3	136.6

Nøkkeltall/*Key Figures*	1.4.-30.06. 2004	1.4.-30.06. 2003	1.1.-30.06. 2004	1.1.-30.06. 2003	1.1.-31.12. 2003
Antall aksjer pr. 30.06 / 31.12 /*Number of shares (1000000) per 30.06 / 31.12*	20 272	2 640	20 272	2 640	20 272
Resultat pr. aksje/*Earnings per share*	0.00	-0.60	0.00	-0.64	-0.11
Driftsmargin før avskrivninger/*EBITDA margin*	13.9 %	neg.	12.1 %	neg	neg
Driftsmargin/*EBIT margin*	6.2 %	neg	4.4 %	neg.	neg
Egenkapitalandel/*Equity ratio*			neg	neg	neg
Netto rentebærende gjeld/*Net interest bearing debt*			2 659.9	3 838.4	2 838.5

8

Enclosures

Konsernet Pan Fish ASA (tall i mill)/*Pan Fish ASA Group (figures in NOK mill)*

Resultatregnskap/*Profit and Loss Account*	1.4.-30.06. 2004	1.4.-30.06. 2003	1.1.-30.06. 2004	1.1.-30.06. 2003	1.1.-31.12. 2003
Driftsinntekter/*Operating income*	536,3	693,0	1 059,4	1 319,1	2 734,6
Driftskostnader/*Operating expenses*	-452,7	-957,9	-914,5	-1 568,0	-3 048,5
Driftsresultat før avskrivninger/*Operating profit before depreciation (EBITDA)*	83,7	-264,9	144,9	-248,9	-313,8
Avskrivning/*Depreciation*	-28,9	-64,6	-69,5	-103,7	-200,7
Nedskrivninger og avsetninger/*Write downs and provisions*	0,0	-689,8	0,0	-689,8	-859,0
Driftsresultat/*Operating profit (EBIT)*	54,7	-1 019,3	75,5	-1 042,4	-1 373,5
Netto finansposter før nedskrivninger/Net financial items before write downs	10,9	-184,4	-57,9	-235,8	-363,2
Nedskrivninger og avsetninger finansielle poster/Write down and provisions financial items	0,0	-45,2	0,0	-45,2	-78,9
Sum finansposter/Total financial items	10,9	-229,6	-57,9	-281,0	-442,1
Resultat før skatter/Profit *before taxes*	65,7	-1 248,8	17,6	-1 323,4	-1 815,4
Skattekostnad/*Taxes*	0,0	-13,5	0,0	-16,5	-115,1
Resultat for videreført virksomhet/*Net income for ongoing operations*	65,7	-1 262,3	17,6	-1 339,9	-1 930,6
Resultat for ikke videreført virksomhet*/*Income non-ongoing operations**	-28,2	-319,6	-37,8	-344,9	-327,9
Konsernets resultat/Net profit	37,6	-1 581,9	-20,2	-1 684,8	-2 258,5
Minoritetsinteresser/*Minority interest*	-7,7	0,0	-11,0	-7,3	-6,7

* Virksomhet som er avhendet/besluttet avhendet før regnskapsavleggelse, presenteres netto under linjen for Resultat for ikke videreført virksomhet/
Companies that have been sold/or are intended to be sold are presented as net amounts under Income non-ongoing operations

Nøkkeltall/*Key Figures*	1.4.-30.06. 2004	1.4.-30.06. 2003	1.1.-30.06. 2004	1.1.-30.06. 2003	1.1.-31.03. 2003
Antall aksjer/Number of shares (100000)	20 272	2 640	20 272	2 640	20 272
Resultat pr. aksje/Earnings per share	0,00	-0,60	0,00	-0,64	-0,11
Driftsmargin før avskrivninger/EBITDA margin	15,6 %	neg.	13,7 %	neg.	neg.
Driftsmargin/EBIT margin	10,2 %	neg.	7,1 %	neg.	neg.
Egenkapitalandel/Equity ratio	0	0	neg.	neg.	neg
Netto rentebærende gjeld/Net interest bearing debt	0	0	2659,9	3838,4	2838,5

9

Appendix 4 Statement from Ernst & Young

ERNST & YOUNG

Statsautoriserte revisorer
Ernst & Young AS

Lars Hillesgate 20A
Postboks 6163 Postterminalen
N-5892 Bergen

Foretaksregisteret:
NO 976 389 387 MVA

Tel.: 55 21 30 00
Faks: 55 21 30 01/55 21 30 02
www.ey.no

Medlemmer av Den norske Revisorforening

To the Board of Directors of Pan Fish ASA

Report on the review of financial statements

We have reviewed the financial statements of Pan Fish ASA as of 30. June 2004, showing a loss of NOK 10,7 mill for Pan Fish ASA and a loss of NOK 20,2 mill for the Group. The financial statements comprise the profit and loss account and balance sheet. These financial statements are the responsibility of the Company's Board of Directors and the Managing Director. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the standard of auditing in Norway applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view in accordance with the generally accepted accounting principles in Norway

Without qualifying our opinion, we draw attention to the fact that the consolidated equity is lost at balance sheet date. Continuance as a going concern presupposes that the refinancing- and equity issuance plan dated 28 June 2004 is effectuated.
Further, without qualifying our opinion, we draw attention to the fact that the current business plan assumes an increase in production volumes that would substantiate book value of operating assets and licenses. If this assumption is not met, operating assets and licenses will be subject to material impairment.

Bergen, August 11. 2004
ERNST & YOUNG AS

Finn Kinserdal (sign)
State Authorized Public Accountant

Note: The translation to English has been prepared for information purposes only

Arendal, Bergen, Bø, Drammen, Fosnavåg, Fredrikstad, Holmestrand, Horten, Hønefoss, Kongsberg, Kragerø, Kristiansand, Larvik, Levanger, Lillehammer, Moss, Måløy, Notodden, Oslo, Otta, Porsgrunn/Skien, Sandefjord, Sortland, Stavanger, Steinkjer, Tromsø, Trondheim, Tønsberg, Vikersund, Ålesund

Appendix 5 Subscription form

PAN FISH ASA

PUBLIC RIGHTS ISSUE OF SHARES 2004
IN ADDITION TO THE COMPANY'S SHAREHOLDERS, INVESTORS DOMICILED IN NORWAY MAY ALSO SUBSCRIBE TO SHARES IN THIS ISSUE

SUBSCRIPTION FORM

Shares may be subscribed to during the period from 1 September to 15 September 2004 inclusive. Correctly completed subscription forms must be received at one of the following addresses no later than 4 pm CET on 15 September 2004.

First Securities ASA	DnB NOR Markets	Nordea Bank Norge ASA
Fjordalléen 16, Aker Brygge	Stranden 21,	Markets
P.O. Box 1441 Vika	Aker Brygge	Middelthunsgt. 17
NO-0115 Oslo	NO-0021 Oslo	P.O. Box 1166 Sentrum
Tel.: +47 23 23 80 00	Tel.: +47 22 94 88 80	NO-0107 Oslo
Fax: +47 23 23 80 11	Fax: +47 22 48 29 80	Tel.: +47 22 48 77 49
		Fax: +47 22 48 63 49

Pan Fish ASA (the Company) reserves the right to accept or cancel any subscription forms received after the deadline or incorrectly filled out.

GUIDANCE FOR THE SUBSCRIBER

Shareholders, with the exception of the Banks (as defined in the Prospectus) as at 25 August 2004 have a preferred right to be allocated new shares in the same proportion as they previously owned shares in the Company. Up to 124.183.224 shares, each having a face value of NOK 2, are being issued, with the total issue amounting to a maximum of NOK 248.366.448.

1 subscription right will be issued for each share held. **1 subscription right entitles the holder to subscribe to 2 new shares, each having a face value of NOK 2.00, at a subscription price of NOK 2.00.**

It is possible for shareholders to subscribe to more shares than they have subscription rights for (oversubscription allowed). Allocation will depend on the total number of shares subscribed to. Subscription rights are non transferable. Subscription rights must be used to subscribe to shares within the subscription period, since they will subsequently be of no value. Investors domiciled in Norway may subscribe to shares in the Public Rights Issue even though they are not holders of subscription rights, but these will be allocated shares only after subscription rights holders have received their full entitlement. The Board reserves the right to cancel or reduce any subscription which is not secured by subscription rights.

PAYMENT FOR SHARES ALLOCATED

All subscribers to shares in respect of the Public Rights Issue must, at the time the subscription is lodged, provide Nordea Issuer Service with a one-off authorisation to debit a specified bank account in an amount corresponding to the number of shares that the subscriber has been allocated. Notification of allocation will be dispatched on or around 20 September 2004. The bank account will be debited on or around 21 September 2004. If on the due date it is not possible to debit the specified bank account in the amount that the subscriber has pledged to pay, a second attempt to debit the account will be made on or around 23 September 2004. Otherwise, the amount owing in respect of the shares will be collected in accordance with Sections 10-12, cf. Sections 2-13 of the PLCA. Moreover, the Company and the Lead Manager reserve the right to cancel the subscription and/or sell the allocated shares at the subscriber's cost and risk, and demand that any loss, with the addition of penalty interest and expenses, be met by the subscriber. In the event of late or non-payment, penalty interest will accrue in accordance with the Interest on Overdue Payments Act. This currently amounts to 8.75% per annum. Allocated shares will not be transferred until they have been paid for and registered in the individual investor's VPS account.

SUBSCRIPTION DETAILS

Subscriber's VPS account no.	Total subscription rights attached to the shares	Total no. of new shares subscribed to (incl. oversubscription):	For subscription office:
Subscription right's securities no.: ISIN NO 001 0237571 **The number of shares specified above are hereby purchased pursuant to the Prospectus.**		x Amount payable per share NOK 2.00 =	Total amount payable NOK

Authorisation to debit my bank account (MUST BE COMPLETED):

I/We hereby grant Nordea Issuer Service one-off authorisation to debit my/our Norwegian bank account in an amount corresponding to: total no. of shares allocated x NOK 2.00.	______________________ (bank account no. – 11 digits)

Place and date of subscription Must be dated during the subscription period	Legally binding signature The subscriber must have legal capacity. When signed pursuant to an authorisation, documentation in the form of a company registration certificate or power of attorney must be attached

SUBSCRIBER DETAILS

Subscriber's VPS account no.	**THE ACCOUNT MANAGER MUST BE NOTIFIED OF ANY CHANGE IN STANDING DATA**
Subscriber's first name	
Subscriber's surname/company, etc	
Street address (for private individuals: home address)	
Post code and district	
Personal identity number (11 digits)/org. no. MUST BE COMPLETED	
Dividends to be credited to account number (11 digits)	
Citizenship	
Manager / telephone number	

PAN FISH

Pan Fish ASA
Maskinveien 32
4033 Stavanger
Norway
Tel.: +47 70 11 61 00
Fax: +47 70 11 61 34

First Securities ASA
Fjordalléen 16
Aker Brygge
P.O. Box 1441 Vika
NO-0115 Oslo
Tel.: +47 23 23 80 00
Fax: +47 23 23 80 11

DnB NOR Markets
Stranden 21
Aker Brygge

NO-0021 Oslo
Tel.: +47 22 94 88 80
Fax: +47 22 48 29 80

Nordea Bank Norge ASA, Markets
Middelthuns gate 17
P.O. Box 1166 Sentrum
NO-0107 Oslo
Tel.: +47 22 48 77 49
Fax: +47 22 48 63 49

www.kursiv.no